TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 1
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TD Bank Group Reports First Quarter 2026 Results

Report to Shareholders

•
Three months ended January 31, 2026
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements
prepared in accordance with International Financial

Reporting Standards (IFRS) as issued by the

International Accounting Standards Board

(IASB), unless
otherwise noted. Certain comparative amounts

have been revised to conform with the presentation

adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use of

non-GAAP financial measures, refer to “Significant

Events”,

“Non-GAAP and Other Financial

Measures” in the
“How We Performed”,

or “How Our Businesses Performed” sections

of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS,

compared with the first quarter last year:
●
Reported diluted earnings per share were

$2.34, compared with $1.55.
●
Adjusted diluted earnings per share were

$2.44, compared with $2.02.
●
Reported net income was $4,043 million,

compared with $2,793 million.
●
Adjusted net income was $4,216 million,

compared with $3,623 million.
FIRST QUARTER ADJUSTMENTS (ITEMS OF

NOTE)
The first quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $34 million ($26 million after tax or 1

cent per share), compared with $61 million

($52 million after tax or
3 cents per share) in the first quarter last

year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $44 million ($32

million after tax or
2 cents per share), compared with $54 million

($41 million after tax or 2 cents per

share) in the first quarter last year.
●
Restructuring charges of $200 million

($148 million after tax or 9 cents per share).
●
Federal Deposit Insurance Corporation

(FDIC)

special assessment of ($44)

million (($33) million after tax or (2) cents

per share).
TORONTO
, February 26, 2026

– TD Bank Group (“TD” or the “Bank”)

today announced its financial results for the

first quarter ended January 31, 2026.

Reported
earnings were $4.0 billion,

up 45% compared with the first quarter last

year, and adjusted earnings were $4.2 billion, up 16%.
“TD delivered strong first quarter results, including

record adjusted earnings and significant

year
‑ over ‑
year adjusted return on equity growth,

reflecting momentum
across our businesses as we advance our

Investor Day goals. We achieved robust trading

and fee income growth in our markets-driven

businesses, volume
growth in Canadian Personal and Commercial

Banking, and margin expansion,” said

Raymond Chun, Group President and

CEO, TD Bank Group. “Across TD, our
colleagues are driving deeper relationships,

helping us build a simpler and faster bank,

with disciplined execution.”
Canadian Personal and Commercial

Banking delivered record revenue,

earnings, deposit and loan volumes
Canadian Personal and Commercial

Banking net income was a record $2,044

million, an increase of 12% compared

with the first quarter last year, reflecting
higher pre-tax, pre-provision earnings (PTPP)
,
,
an increase of 7% year-over-year, and lower provisions

for credit losses (PCL). Revenue was a record
$5,421 million, an increase of 5% year-over-year, primarily

reflecting increased loan and deposit

volumes.
Canadian Personal Banking made significant

progress in deepening client relationships,

achieving its highest quarterly credit

card acquisitions in over a decade,
driven by record existing client pre-approvals

and new client credit card deepening rates. In

addition, the business also delivered

simpler and faster client and
colleague experiences with the national expansion

of its Branch Virtual Assistant, a GenAI Knowledge

Management tool, and the initial scaling of

an agentic AI
capability in Real Estate Secured Lending

to accelerate speed-to-decision.

Canadian Business Banking delivered

strong loan and non-term deposit growth

this
quarter, supported by continued expansion of its distribution footprint. Small Business Banking also

saw continued growth in chequing accounts,

driven by
compelling client offers and strong frontline engagement.
U.S. Banking sustained business momentum

and executed against critical deliverables
U.S. Banking

reported net income was $1,040 million

(US$747 million),

an increase of $897 million (US$642

million) year-over-year. On an adjusted basis,

net
income was $1,007 million (US$723

million), an increase of $168 million (US$129

million) year-over-year, reflecting the impact of U.S. balance sheet restructuring
activities and lower PCL, partially offset by higher

governance and control investments, including

costs for U.S. BSA/AML remediation and

higher employee-
related expenses.
This quarter, U.S. Banking sustained its momentum, supported by growth across core lending portfolios
,
including record Bankcard digital sales

and robust year-
over-year growth in client assets within

U.S. Wealth. Conversion of the Nordstrom

credit card servicing platform has been

completed, enhancing scale to support
the U.S. credit card franchise.
Wealth Management and Insurance delivered record

earnings and assets reflecting strong

contributions from both business lines
Wealth Management and Insurance net income

was $757 million, an increase of $77 million

year-over-year, driven by record assets, strong transaction

revenue
and insurance premiums growth.
1

PTPP is a non-GAAP financial measure, calculated by subtracting Canadian Personal and Commercial Banking segment’s reported non-interest expenses from reported revenue.
Reported revenue – Q1 2026: $5,421 million, Q1 2025: $5,149 million. Reported non-interest expenses – Q1 202

6: $2,147 million, Q1 2025: $2,086 million. PTPP – Q1 2026:
$3,274 million, Q1 2025: $3,063 million.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Effective the first quarter of 2026, the Bank renamed its U.S. Retail segment to U.S. Banking to better reflect the segment’s financial products and services. U.S. Banking net income excludes earnings of $199 million (US$142 million) from the Bank’s investment in The Charles Schwab

Corporation in the first quarter last year.

Core loan growth is defined as growth in average loan volumes excluding the impact of the loan portfolios identified for sale or run-off under our U.S. balance sheet restructuring program.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 2

Wealth Management delivered strong performance

in the quarter, with trades per day in TD Direct Investing

increasing 10% year-over-year, reflecting the strength
of TD’s comprehensive trading platforms. TD Wealth unified

its two discretionary businesses within

Private Wealth Management, simplifying the business

and
positioning it for scalable growth. This quarter, TD Insurance continued to strengthen its position as Canada’s leading

digital, direct insurer
,
,
with 80% of clients
digitally engaged. TD Insurance issued another

innovative catastrophe bond, the first in

the Canadian market to provide protection

against aggregate losses from
small and medium-sized catastrophe events.
Wholesale Banking delivered record

revenue and earnings
Wholesale Banking reported net income of

$561 million for the quarter, an increase of $262 million

year-over-year, primarily reflecting higher revenues, partially offset by higher PCL and non-interest expenses. On

an adjusted basis, net income was a record

$561 million, an increase of $221 million

year-over-year. Revenue
for the quarter was a record $2,470 million, an

increase of 24% year-over-year, driven by strong execution

across Global Markets, and Corporate

and Investment
Banking.
TD Securities advanced its strategy by leveraging

its integrated platform to deepen client relationships,

driving diversified revenue across Global

Markets,

and
Corporate and Investment Banking. This quarter, TD Securities scaled prime services with the launch of

its U.S. and European synthetic prime offering.

In addition,
Wholesale Banking maintained disciplined execution,

focusing on moderated expense growth

and improved return on equity.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.5%.
Conclusion
“As our clients navigate an increasingly complex

landscape, we are investing in talent,

technology and new capabilities to support

their financial goals. We are
deploying AI-enabled applications across

TD, enhancing how we work, and creating

new, intuitive and personalized experiences for our

clients. Our colleagues
remain the source of our strength, and

I thank them for their dedication to our

clients and the Bank,” added Chun.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

5

Leading Digital Insurer: Based on comparison of digital adoption metrics as published by other major insurer.
6

Leading Direct Insurer: Rankings based on data compiled from MSA Research for the year ended December 31,

2024. Excludes public insurance entities (Insurance Corporation of British
Columbia, Manitoba Public Insurance, and Saskatchewan Auto Fund).

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 3
ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability Board (FSB) in 2012 to identify

fundamental disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index

below includes the recommendations (as

published by the EDTF) and
lists the location of the related EDTF disclosures

presented in the first quarter 2026 Report to

Shareholders (RTS), Supplemental Financial

Information (SFI), or
Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is not

and should not be considered incorporated

herein by reference
into the first quarter 2026 RTS, Management’s Discussion

and Analysis, or the Interim Consolidated

Financial Statements. Certain disclosure references

have
been made to the Bank’s 2025

Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
First
Quarter
2026
SFI
First
Quarter
2026
SRD
First
Quarter
2026
Annual Report
2025
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
92-99, 103, 108,
110, 112, 123-126
3 Describe and discuss top and emerging risks. 82-91
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
29, 42 78, 120
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
93-97
6
Description of the bank’s risk culture and procedures applied to support the culture.
92-93
7
Description of key risks that arise from the bank’s business models and activities.
77, 92, 98-127
8
Description of stress testing within the bank’s risk governance and capital frameworks.
75, 97-98, 106,
123
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

26-29, 73 1-3, 6 72-74, 79, 235
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 72
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

73-76, 123
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-15 76-77
14
Analysis of capital requirements for each method used for calculating RWA.

13
100-101, 103,
105-106
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

36-53, 59-65
16
Flow statement reconciling the movements of RWA by risk type.

18-19
17 Discussion of Basel III back-testing requirements. 80 102, 106, 110-111
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 35-39
112-114, 116

-117
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
37 115, 229
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
42-44 120-122
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 37-42 118-120
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
32 104
23 Breakdown of significant trading and non-trading market risk factors. 32, 34 104, 106-108
24
Significant market risk measurement model limitations and validation procedures.
33 105-108, 110-111
25
Primary risk management techniques beyond reported risk measures and parameters.
33 105-108
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
23-26, 60-66 23-38
1-5, 13, 18,
20-70, 72-80
59-71, 99-103,
184-191, 201,
203-204, 233-234
27 Description of the bank’s policies for identifying impaired loans. 65
68, 160-161, 167-
168, 191
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
24, 62-64 27, 31 66, 187-189
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
54-55, 66-70
101, 171-172,
195-197,
201, 203-204
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

102, 164, 171-172
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
108-112, 123-127
32 Discuss publicly known risk events related to other risks. 70-71 90-91, 227-229

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 4
TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 45 Securitization and Off-Balance Sheet Arrangements
5 Financial Highlights 45 Accounting Policies and Estimates
6 Significant Events 45
Changes in Internal Control over Financial

Reporting
6
Update on the Remediation of the U.S. Bank

Secrecy Act/Anti-Money
46 Glossary
Laundering Program and Enterprise AML Program
8 How We Performed INTERIM CONSOLIDATED FINANCIAL STATEMENTS
11 Financial Results Overview 49 Interim Consolidated Balance Sheet
14 How Our Businesses Performed 50 Interim Consolidated Statement of Income
21 Quarterly Results 51
Interim Consolidated Statement of Comprehensive

Income
22 Balance Sheet Review 52
Interim Consolidated Statement of Changes

in Equity
23 Credit Portfolio Quality 53
Interim Consolidated Statement of Cash

Flows
26 Capital Position 54 Notes to Interim Consolidated Financial Statements
30 Risk Factors and Management
30 Managing Risk 74 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This Management’s Discussion and Analysis (MD&A)

is presented to enable readers

to assess material changes in the financial

condition and operating results of
TD Bank Group (“TD” or the “Bank”) for the

three months ended January 31, 2026, compared

with the corresponding periods shown. This

MD&A should be read in
conjunction with the Bank’s unaudited Interim

Consolidated Financial Statements included

in this Report to Shareholders and with

the 2025

Annual Consolidated
Financial Statements and 2025 MD&A.

This MD&A is dated February 25, 2026.

Unless otherwise indicated, all amounts are

expressed in Canadian dollars and
have been primarily derived from the Bank’s

2025 Annual Consolidated Financial Statements

or Interim Consolidated Financial Statements,

prepared in
accordance with IFRS as issued by the

IASB. Note that certain comparative amounts

have been revised to conform with the presentation

adopted in the current
period. Additional information relating

to the Bank, including the Bank’s 2025

Annual Information Form, is available

on the Bank’s website at http://www.td.com as
well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S.
Private Securities Litigation Reform Act

of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2025 MD&A”) in the Bank’s 2025 Annual Report under the heading “Economic
Summary and Outlook”, under the headings “Key Priorities for 2026” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2025 Accomplishments and Focus for 2026”

for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2026 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”,
“predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-
looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial,

economic, political,
and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML
program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology
and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and
control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws
and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and
disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent;

changes in foreign
exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market
illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and
claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2025 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant

Events”, under
the headings “Key Priorities for 2026” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2025 Accomplishments and Focus for 2026” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 5
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Results of operations
Total revenue – reported $ 16,585 $ 15,494 $ 14,049
Total revenue – adjusted
1
16,629 16,028 15,030
Provision for (recovery of) credit losses 1,039 982 1,212
Insurance service expenses (ISE) 1,622 1,602 1,507
Non-interest expenses – reported 8,753 8,808 8,070
Non-interest expenses – adjusted
1
8,563 8,540 7,983
Net income – reported 4,043 3,280 2,793
Net income – adjusted
1
4,216 3,905 3,623
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 958.5 $ 953.0 $ 965.3
Total assets 2,099.3 2,094.6 2,093.6
Total deposits 1,245.1 1,267.1 1,290.5
Total equity 125.6 127.8 119.0
Total risk-weighted assets 2 635.2 636.4 649.0
Financial ratios
Return on common equity (ROE) – reported
3
13.6% 10.7% 10.1%
Return on common equity – adjusted 1 14.2 12.8 13.2
Return on tangible common equity (ROTCE) 1,3 16.3 12.9 13.4
Return on tangible common equity – adjusted 1 16.9 15.4 17.2
Efficiency ratio – reported 3 52.8 56.8 57.4
Efficiency ratio – adjusted, net of ISE 1,3,4 57.1 59.2 59.0
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.43 0.41 0.50
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 2.35 $ 1.82 $ 1.55
Diluted 2.34 1.82 1.55
Dividends per share 1.08 1.05 1.05
Book value per share 3 68.20 68.78 61.61
Closing share price (TSX) 5 127.26 115.16 82.91
Shares outstanding (millions)
Average basic 1,680.3 1,698.2 1,749.9
Average diluted 1,684.7 1,701.5 1,750.7
End of period 1,671.2 1,689.5 1,751.7
Market capitalization (billions of Canadian dollars) $ 212.7 $ 194.6 $ 145.2
Dividend yield 3 3.5% 3.9% 5.4%
Dividend payout ratio 3 45.9 57.6 67.8
Price-earnings ratio 3 10.3 10.0 17.5
Total shareholder return (1 year)
3
60.0 56.7 6.9
Common share information – adjusted (Canadian dollars) 1
Per share earnings
Basic $ 2.45 $ 2.19 $ 2.02
Diluted 2.44 2.18 2.02
Dividend payout ratio 44.0% 47.9% 51.9%
Price-earnings ratio 14.5 13.8 10.6
Capital ratios 2
Common Equity Tier 1 (CET1) Capital ratio 14.5% 14.7% 13.1%
Tier 1 Capital ratio 16.3 16.4 14.7
Total Capital ratio 18.1 18.4 17.0
Leverage ratio 4.5 4.6 4.2
Total Loss Absorbing Capacity (TLAC) ratio 31.1 31.8 29.5
TLAC Leverage ratio 8.6 8.9 8.5
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant

Events”, “How We Performed” or “How
Our Businesses Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures
and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
3

For additional information about these metrics, refer to the Glossary of this document.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q1 2026: $15,007 million, Q4 2025: $14,426 million, Q1 2025: $13,523 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 6

SIGNIFICANT EVENTS
Restructuring Charges
The Bank continued to undertake certain

measures in the first quarter of 2026 to reduce

its cost base and achieve greater efficiency. In connection with this program, the Bank incurred $200 million

pre-tax of restructuring charges for the three

months ended January 31, 2026, which primarily

related to employee
severance and other personnel-related

costs, real estate optimization, and asset impairment

and other rationalization, including certain

business wind-downs. The
Bank is above its previously disclosed guidance

that its restructuring charges in the first

quarter of 2026 would be approximately

$125 million pre-tax, primarily due
to additional workforce optimization opportunities.
The restructuring program concluded on

January 31, 2026, with total program charges

of $886 million pre-tax. The Bank expects

the program to generate total
pre-tax fully realized annual program savings

of approximately $775 million, including

savings from an approximate 3% workforce

reduction
.
UPDATE ON THE

REMEDIATION

OF THE U.S. BANK SECRECY ACT/ANTI-MONEY LAUNDERING

PROGRAM AND
ENTERPRISE AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial Crimes

Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset Recovery

Section
and the United States Attorney’s Office for the District

of New Jersey. The full terms of the consent orders and plea agreements are available on the Bank’s issuer
profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of the 2025 MD&A.
Update on the Remediation of the U.S.

AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to work on its
management remediation actions (the term

“management remediation actions” is

not a regulatory definition and is considered by

the Bank to consist of the root
cause assessments, data preparation, design,

documentation, frameworks, policies, standards,

training, processes, systems, testing and implementation

of
controls, as well as the hiring of resources)

with significant work and important milestones

remaining in calendar 2026 and calendar 2027

including the Suspicious
Activity Report lookback per the OCC consent

order which management expects

to complete in calendar 2027. For fiscal 2026,

the Bank continues to expect U.S.
BSA/AML remediation and related governance

and control investments of approximately

US$500 million pre-tax.

All management remediation actions

will be
subject to demonstrated sustainability and

validation by the Bank’s internal audit function

(with such activities currently planned

for calendar 2026 and calendar
2027), as well as the review by the appointed

monitor, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. Following such
independent reviews, testing, and validation,

there could be additional management remediation

actions that would take place after calendar

2027 in which case
the overall remediation timeline may be extended.

In addition, as the Bank undertakes the lookback

reviews, the Bank may be required to further expand

the
scope of the review, either in terms of the subjects being

addressed and/or the time period reviewed.

The following graph illustrates the Bank’s expected
remediation plan and progress on a calendar

year basis, based on its work to date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of planning activities,

including the
completion of external benchmarking and

lookback reviews. The Bank’s ability to

meet its planned remediation milestones assumes

that the Bank will be able to
successfully execute against its U.S. BSA/AML

remediation program plan, which is

subject to inherent risks and uncertainties including

the Bank’s ability to attract
and retain key employees, the ability of

third parties to deliver on their contractual obligations,

the successful development and implementation

of required
technology solutions, and data availability

to complete the required lookback reviews.

Furthermore, the execution of the U.S. BSA/AML

remediation plan, including
these planned milestones, will not be entirely

within the Bank’s control because of various factors

such as (i) the requirement to obtain regulatory

approval or non-
objection before proceeding with various

steps, and (ii) the requirement for the various

deliverables to be acceptable to the regulators

and/or the monitor. As of the
date hereof, the Bank believes that it and its applicable

U.S. subsidiaries have taken such actions

as are required of them to date under the

terms of the consent
orders and plea agreements and is not aware

of them being in breach of the same. For

information about the Bank’s AML governance

framework, see the
“Managing Risk” section of this document.
While substantial work remains, the

Bank is making progress on remediating

and strengthening its U.S. BSA/AML program

as previously disclosed including
continued improvements through:

7

The Bank’s expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank’s assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, and foreign exchange translation impacts. Refer to the “Risk Factors That May Affect
Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
8

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S.
BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the
U.S. BSA/AML remediation program in accordance with the U.S. Banking segment’s fiscal 2026 and medium-term plan
.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 7
1)

enhanced customer screening procedures

which incorporate new automated system

capabilities for customer onboarding;
2)

the adoption of a more data-driven financial

crime risk assessment methodology and process

which provides a more accurate assessment of

the
Bank’s financial crimes risks; and
3)

the deployment of the first phase of the

U.S. Bank’s new centralized Know Your Customer (KYC) platform to certain business users, enabling the
collection and maintenance of customer information

in a single profile resulting in better insights

about the Bank’s customers.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

further deployments of the new KYC

platform;
2)

further deployments of machine learning

and specialized AI;
3)

continued focus on lookback reviews as required

under the OCC and FinCEN consent orders;
4)

continued data enhancements with the deployment

of dedicated Financial Crimes Risk Management

(FCRM) data environments which will create

a
single source of truth in support of advanced

detection capabilities;
5)

continue enhancing its financial crime risk

assessment methodologies and processes;

and
6)

continued training and development of colleagues.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions” is not a regulatory definition and

is considered by the Bank to consist

of root cause assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (FINTRAC)
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program” above). In particular, as the Bank

continues its remediation and improvement activities

of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s
FCRM investigations processing that the

Bank currently faces, but is working

towards remediating, across the Bank. In

addition, on an ongoing basis, the Bank will
continue to review and assess whether issues

identified in one jurisdiction have an impact

in other jurisdictions. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program, which

may result in additional regulatory actions.

These issues identified
through the Bank’s own review or by the Bank’s regulators

or law enforcement agencies may

broaden the scope of the remediation and improvements

required for
the Enterprise AML Program.

While substantial work remains, the

Bank is making progress on remediating

and strengthening the Enterprise AML

Program as previously disclosed, including:
1) continued advancement on clearing operational

backlogs;
2) completed enhancements to transaction

monitoring capabilities, including updates to the

customer risk rating methodology; and
3) conducting policy transformation activities

to strengthen alignment across FCRM

globally.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

Enterprise AML Program,

including:

1)

continued enhancement and adoption of

the new centralized case management

tool, with the goal of strengthening oversight

and investigations of
identified FCRM risks;
2)

ongoing advancements in transaction monitoring

capabilities;

and
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 8
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD is

the sixth largest bank in North America by
assets and serves 28.1 million clients in four

key businesses operating in a number of

locations in financial centres around the

globe: Canadian Personal and
Commercial Banking, including TD Canada

Trust and TD Auto Finance Canada; U.S. Banking,

including TD Auto Finance U.S., and TD

Wealth (U.S.); Wealth
Management and Insurance, including

TD Wealth (Canada), TD Direct Investing, and

TD Insurance; and Wholesale Banking, including

TD Securities and TD
Cowen. TD also ranks among North America’s leading

digital banks,

with more than 13 million active mobile users

in Canada and the U.S. TD had $2.1 trillion

in
assets on January 31, 2026. The Toronto-Dominion Bank trades under the symbol

“TD” on the Toronto Stock Exchange and New York Stock Exchange.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
Investment in The Charles Schwab Corporation

(“Schwab”) and Insured Deposit Account

(IDA) Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. The Bank
discontinued recording its share of earnings

available to common shareholders from

its investment in Schwab following

the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Banking segment reflected the Bank’s

share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was

reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the insured deposit account agreement (“Schwab

IDA Agreement”).
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034. Pursuant

to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further

details on the Schwab IDA Agreement.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income $ 8,789 $ 8,545 $ 7,866
Non-interest income 7,796 6,949 6,183
Total revenue 16,585 15,494 14,049
Provision for (recovery of) credit losses 1,039 982 1,212
Insurance service expenses 1,622 1,602 1,507
Non-interest expenses 8,753 8,808 8,070
Income before income taxes and share

of net income from
investment in Schwab 5,171 4,102 3,260
Provision for (recovery of) income taxes 1,128 822 698
Share of net income from investment in

Schwab
– – 231
Net income – reported 4,043 3,280 2,793
Preferred dividends and distributions on other

equity instruments
101 191 86
Net income available to common shareholders $ 3,942 $ 3,089 $ 2,707

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 9
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events”, “How We
Performed”, or “How Our Businesses Performed”

sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Operating results – adjusted
Net interest income 1 $ 8,833 $ 8,594 $ 7,920
Non-interest income 2 7,796 7,434 7,110
Total revenue 16,629 16,028 15,030
Provision for (recovery of) credit losses 1,039 982 1,212
Insurance service expenses 1,622 1,602 1,507
Non-interest expenses 3 8,563 8,540 7,983
Income before income taxes and share of net income from
investment in Schwab 5,405 4,904 4,328
Provision for (recovery of) income taxes 1,189 999 962
Share of net income from investment in Schwab 4 – – 257
Net income – adjusted 4,216 3,905 3,623
Preferred dividends and distributions on other equity instruments 101 191 86
Net income available to common shareholders –

adjusted
4,115 3,714 3,537
Pre-tax adjustments for items of note
Amortization of acquired intangibles 5 (34) (34) (61)
Restructuring charges 3 (200) (190) –
Acquisition and integration-related charges 3 – (44) (52)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (44) (49) (54)
Balance sheet restructuring 2 – (485) (927)
FDIC special assessment 3 44 – –
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (9)
Restructuring charges (52) (50) –
Acquisition and integration-related charges – (9) (11)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(12) (13) (13)
Balance sheet restructuring – (97) (231)
FDIC special assessment 11 – –
Total adjustments for items

of note
(173) (625) (830)
Net income available to common shareholders – reported $ 3,942 $ 3,089 $ 2,707
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income (NII) – Q1 2026: ($44)

million, Q4 2025: ($49) million,
Q1 2025: ($54) million, reported in the Corporate segment.
2

Adjusted non-interest income excludes the following item of note:
i.

Balance sheet restructuring – Q4 2025: $383 million, Q1 2025: $927 million in respect of U.S. Banking activities, reported in the U.S. Banking segment, and Q4 2025: $102 million in respect of other activities,
reported in the Corporate segment.
3

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q1 2026: $34 million, Q4 2025: $34 million, Q1 2025: $35 million, reported in the Corporate segment;
ii.

Restructuring charges – Q1 2026: $200 million, Q4 2025: $190 million, reported in the Corporate segment;

iii.

Acquisition and integration-related charges – Q4 2025: $44 million, Q1 2025: $52 million, reported in the Wholesale Banking segment; and
iv.

FDIC special assessment – Q1 2026: ($44) million, reported in the U.S. Banking segment.
4

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis. The earnings impact of this item was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q1 2025: $26 million.
5

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amount for amortization of acquired intangibles relating to the share of
net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 3 and 4 for amounts.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 10
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Basic earnings per share – reported $ 2.35 $ 1.82 $ 1.55
Adjustments for items of note 0.10 0.37 0.47
Basic earnings per share – adjusted $ 2.45 $ 2.19 $ 2.02
Diluted earnings per share – reported $ 2.34 $ 1.82 $ 1.55
Adjustments for items of note 0.10 0.36 0.47
Diluted earnings per share – adjusted $ 2.44 $ 2.18 $ 2.02
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Schwab 1
$ – $ – $ 26
Wholesale Banking related intangibles
20 20 21
Other
6 6 5
Included as items of note
26 26 52
Software and asset servicing rights
135 124 119
Amortization of intangibles, net of income

taxes
$ 161 $ 150 $ 171
1

Included in share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s

methodology for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
based on 11.5% of CET1 Capital for the three months ended

January 31, 2026.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Average common equity $ 115,250 $ 114,939 $ 106,133
Net income available to common shareholders

– reported
3,942 3,089 2,707
Items of note, net of income taxes 173 625 830
Net income available to common shareholders

– adjusted
$ 4,115 $ 3,714 $ 3,537
Return on common equity – reported 13.6% 10.7% 10.1%
Return on common equity – adjusted 14.2 12.8 13.2
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Average common equity $ 115,250 $ 114,939 $ 106,133
Average goodwill 18,751 18,814 19,205
Average imputed goodwill and intangibles on
investments in Schwab – – 5,116
Average other acquired intangibles 1 339 374 482
Average related deferred tax liabilities (246) (230) (237)
Average tangible common equity 96,405 95,981 81,567
Net income available to common
shareholders – reported 3,942 3,089 2,707
Amortization of acquired intangibles, net of income

taxes
26 26 52
Net income available to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 3,968 3,115 2,759
Other items of note, net of income taxes 147 599 778
Net income available to common shareholders

– adjusted
$ 4,115 $ 3,714 $ 3,537
Return on tangible common equity 16.3% 12.9% 13.4%
Return on tangible common equity – adjusted 16.9 15.4 17.2
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 11
9
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. BANKING SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Banking segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. BANKING TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31, 2026 vs.
January 31, 2025
Increase (Decrease)
U.S. Banking
Total revenue – reported $ (95)
Total revenue – adjusted 1 (95)
Non-interest expenses – reported (58)
Non-interest expenses – adjusted 1 (59)
U.S. Banking net income excluding Schwab

– reported, after tax
(24)
U.S. Banking net income excluding Schwab

– adjusted, after tax
1 (23)
U.S. Banking net income – reported, after tax (24)
U.S. Banking net income – adjusted, after

tax
1 (23)
Earnings (loss) per share (Canadian dollars)
Basic – reported $ (0.01)
Basic – adjusted 1 (0.01)
Diluted – reported (0.01)
Diluted – adjusted 1 (0.01)
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended
January 31 January 31
2026 2025
U.S. dollar $ 0.721 $ 0.704
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the first quarter of 2026. Shareholder

performance indicators help guide and benchmark

the Bank’s
accomplishments. For the purposes

of this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are prepared
in accordance with IFRS. Reported and adjusted

results and items of note are explained in “Non-GAAP

and Other Financial Measures” in the “How

We Performed”
section of this document.
●

Adjusted diluted EPS for the three months ended

January 31, 2026, increased 21% from

the same period last year.
●

Adjusted ROTCE for the three months ended

January 31, 2026, was 16.9%.
●

For the twelve months ended January 31, 2026,

the total shareholder return was 60.0%

compared to the Canadian peer
average of 38.4%.
Net Income
Quarterly comparison – Q1 2026 vs. Q1 2025
Reported net income for the quarter was $4,043

million, an increase of $1,250 million, or 45%,

compared with the first quarter last year, primarily reflecting higher
revenues in the current quarter and the impact

of U.S. balance sheet restructuring activities

in the first quarter last year, partially offset by higher non-interest expenses and restructuring charges. On an

adjusted basis, net income for the quarter

was $4,216 million, an increase of $593 million,

or 16%, compared with the
first quarter last year.
By segment, the increase in reported net income

reflects increases in U.S. Banking of $698

million, in Wholesale Banking of $262

million, in Canadian Personal
and Commercial Banking of $213 million,

and in Wealth Management and Insurance

of $77 million.
Quarterly comparison – Q1 2026 vs. Q4 2025

Reported net income for the quarter increased

$763 million, or 23%, compared with the prior

quarter, primarily reflecting higher revenues in the

current quarter and
the impact of U.S. balance sheet restructuring

activities in the prior quarter. Adjusted net income for the quarter increased $311 million, or 8%, compared with the
prior quarter.
By segment, the increase in reported net income

reflects increases in U.S. Banking of $321

million, in Canadian Personal and Commercial

Banking of
$179 million, in the Corporate segment

of $138 million, in Wholesale Banking of

$67 million, and in Wealth Management and

Insurance of $58 million.
Net Interest Income
Quarterly comparison – Q1 2026 vs. Q1 2025
Reported net interest income for the quarter

was $8,789 million, an increase of $923

million, or 12%, compared with the first quarter

last year, primarily reflecting
volume growth and higher loan margins in Canadian

Personal and Commercial Banking, higher

revenue from treasury and balance sheet

activities, and higher
product margins and the impact of balance

sheet restructuring activities in U.S. Banking.

On an adjusted basis, net interest income

was $8,833 million, an increase
of $913 million, or 12%.
By segment, the increase in reported net interest

income reflects increases in the Corporate

segment of $363 million, in Canadian Personal

and Commercial
Banking of $259 million, in U.S. Banking of

$232 million, in Wealth Management and

Insurance of $37 million, and in Wholesale

Banking of $32 million.

Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and

The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 12

Quarterly comparison – Q1 2026 vs. Q4 2025

Reported net interest income for the quarter

increased $244 million, or 3%, compared with

the prior quarter, primarily reflecting volume

growth and higher loan
margins in Canadian Personal and Commercial

Banking, an adjustment for client deposit rate

in the prior quarter and higher loan margins

in the current quarter in
U.S. Banking, and the impact of foreign exchange

translation. On an adjusted basis, net

interest income increased $239 million, or

3%.
By segment, the increase in reported net interest

income reflects increases in U.S. Banking

of $131 million, in Canadian Personal and

Commercial Banking of
$90 million, in Wealth Management and Insurance

of $17 million, and in the Corporate segment

of $15 million, partially offset by a decrease

in Wholesale Banking
of $9 million.
Non-Interest Income
Quarterly comparison – Q1 2026 vs. Q1 2025
Reported non-interest income for the quarter

was $7,796 million, an increase of $1,613

million, or 26%, compared with the first quarter last

year, primarily
reflecting the impact of U.S. balance

sheet restructuring activities in the first quarter

last year, higher trading-related revenue, lending revenue,

advisory fees, and
underwriting fees in Wholesale Banking, and

higher insurance earned premiums, fee-based

revenues

from assets growth, and transaction revenue

in Wealth
Management and Insurance. On an adjusted

basis, non-interest income was $7,796

million, an increase of $686 million, or 10%.
By segment, the increase in reported non-interest

income reflects increases in U.S. Banking

of $907 million, in Wholesale Banking of

$438 million, in Wealth
Management and Insurance of $271 million, and

in Canadian Personal and Commercial Banking

of $13 million, partially offset by a decrease in

the Corporate
segment of $16 million.
Quarterly comparison – Q1 2026 vs. Q4 2025
Reported non-interest income for the quarter increased

$847 million, or 12%, compared with

the prior quarter, primarily reflecting the impact

of U.S. balance sheet
restructuring activities in the prior quarter, higher

trading-related revenue in Wholesale Banking,

and strong underlying insurance performance

and higher fee-
based revenues in Wealth Management and

Insurance. On an adjusted basis, non-interest

income increased $362 million, or 5%.

By segment, the increase in non-interest income

reflects increases in U.S. Banking of $356

million, in Wholesale Banking of $279 million,

in Wealth
Management and Insurance of $101 million, in

the Corporate segment of $85 million, and in

Canadian Personal and Commercial Banking

of $26 million.
Provision for Credit Losses
Quarterly comparison – Q1 2026 vs. Q1 2025
PCL for the quarter was $1,039 million, a decrease

of $173 million compared with the first

quarter last year. PCL – impaired was $1,164

million, a decrease of
$52 million, or 4%, largely reflecting lower provisions

in Canadian and U.S. commercial and

U.S. consumer lending portfolios, partially

offset by higher provisions
in the Wholesale and Canadian consumer lending

portfolios. PCL – performing was a recovery

of $125

million, compared with a recovery of $4

million in the first
quarter last year. The performing recovery this quarter reflects migration from performing to impaired in the

Wholesale and U.S. commercial lending portfolios,

and
improvement to the Canadian and U.S.

macroeconomic forecasts. Total PCL for the quarter as an annualized percentage of credit volume was 0.43%.

By segment, PCL was lower by $156

million in U.S. Banking,

by $85 million in Canadian Personal and

Commercial Banking and by $32 million in

Corporate
segment, and higher by $100 million in Wholesale

Banking.
Quarterly comparison – Q1 2026 vs. Q4 2025

PCL for the quarter was $1,039 million, an increase

of $57 million compared with the prior

quarter. PCL – impaired was $1,164

million, an increase of $221 million,
or 23%, largely reflecting credit migration in

the Wholesale and U.S. commercial lending portfolios

related to a small number of impairments

across various
industries, partially offset by lower provisions in the

Canadian commercial lending portfolio.

PCL – performing was a recovery of $125

million, compared with a
build of $39 million in the prior quarter. The performing recovery this quarter reflects migration from performing

to impaired in the Wholesale and U.S. commercial
lending portfolios, and improvement to the

Canadian and U.S. macroeconomic forecasts.

Total PCL for the quarter as an annualized percentage of credit volume was 0.43%.

By segment, PCL was higher by $148

million in Wholesale Banking and by $19

million in Corporate segment,

and lower by $101 million in Canadian Personal
and Commercial Banking and by $9 million

in U.S. Banking.
Looking forward, while results may vary by

quarter, and are subject to changes to economic conditions,

we continue to expect fiscal 2026 PCLs to fall

within a
range of 40 to 50 basis points
.
TABLE 9: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 424 $ 447 $ 459
U.S. Banking 394 331 529
Wholesale Banking 216 28 33
Corporate 2 130 137 195
Total provision for (recovery of) credit losses – Stage 3 1,164 943 1,216
Provision for (recovery of) credit losses

– Stage 1
and Stage 2 (performing)
Canadian Personal and Commercial

Banking
12 90 62
U.S. Banking (99) (27) (78)
Wholesale Banking (44) (4) 39
Corporate 2 6 (20) (27)
Total provision for (recovery of) credit losses – Stage 1
and Stage 2 (125) 39 (4)
Total provision for (recovery of) credit losses $ 1,039 $ 982 $ 1,212
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
10

The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions, inclusive of policy and trade uncertainty.

The Bank’s PCL estimate is subject to risks and uncertainties including those set out in the

“Risk Factors and Management” section of this document.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 13

Insurance Service Expenses

Quarterly comparison – Q1 2026 vs. Q1 2025
Insurance service expenses for the quarter

were $1,622 million, an increase of $115 million, or 8%, compared with the first quarter last year, primarily reflecting
increased claims severity.
Quarterly comparison – Q1 2026 vs. Q4 2025
Insurance service expenses were relatively

flat compared with the prior quarter.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q1 2026 vs. Q1 2025
Reported non-interest expenses were $8,753

million, increased $683 million, or 8%,

compared with the first quarter last year, primarily reflecting higher
governance and control investments, including

costs for U.S. BSA/AML remediation, restructuring

charges, and higher spend supporting business

growth
initiatives, including employee-related expenses.

On an adjusted basis, non-interest expenses

were $8,563 million, an increase of $580

million, or 7%. The Bank
continues to expect fiscal 2026 adjusted expense

growth, assuming fiscal 2025 levels of

variable compensation, foreign exchange

translation, and U.S. strategic
cards portfolio impact, to be at the previously

communicated 3% to 4% range, reflecting

investments supporting business growth and

investments in governance
and control, net of expected productivity and

restructuring savings
.
By segment, the increase in reported non-interest

expenses reflects increases in the

Corporate segment of $421 million, in

U.S. Banking of $88 million, in
Wealth Management and Insurance of $85 million,

in Canadian Personal and Commercial

Banking of $61 million, and in Wholesale

Banking of $28 million.
The Bank’s reported efficiency ratio was 52.8%, compared

to 57.4% in the first quarter last year. The Bank’s adjusted efficiency ratio,

net of ISE was 57.1%,
compared with 59.0%

in the first quarter last year.
Quarterly comparison – Q1 2026 vs. Q4 2025
Reported non-interest expenses decreased

$55 million, or 1%, compared with the prior

quarter, primarily reflecting the expense recovery of the

FDIC special
assessment charge. Adjusted non-interest

expenses increased $23 million, or relatively

flat compared with the prior quarter.
By segment, the decrease in reported non-interest

expenses reflect decreases in U.S. Banking

of $32 million, in Canadian Personal and

Commercial Banking of
$31 million, and in the Corporate segment of $15

million, partially offset by increases in Wealth

Management and Insurance of $19 million and in

Wholesale
Banking of $4 million.
The Bank’s reported efficiency ratio was 52.8%, compared

with 56.8% in the prior quarter. The Bank’s adjusted efficiency ratio, net of

ISE was 57.1%,
compared with 59.2% in the prior quarter.
Income Taxes

The Bank’s effective income tax rate on a reported

basis was 21.8% for the current quarter, compared with 21.4%

in the first quarter last year and 20.0%

in the
prior quarter. The year-over-year increase primarily reflects the tax impact of higher reported pre-tax income,

partially offset by higher U.S. tax credits and changes
in earnings mix. The quarter-over-quarter increase

primarily reflects the tax impact of higher

reported pre-tax income in the current quarter

and discrete tax
adjustments in the prior quarter, partially offset by higher U.S.

tax credits and changes in earnings mix.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 22.0% for the current quarter, compared with 22.2% in

the first
quarter last year and 20.4% in the prior quarter. The year-over-year rate is stable, reflecting the impact of

higher adjusted pre-tax income, partially

offset by higher
U.S. tax credits and changes in earnings

mix. The quarter-over-quarter increase primarily

reflects the impact of higher adjusted pre-tax

income in the current
quarter and discrete tax adjustments in the

prior quarter, partially offset by higher U.S. tax credits and changes in earnings mix.
TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Income taxes at Canadian statutory income

tax rate

$ 1,438 27.8% $ 1,140 27.8% $ 906 27.8%
Increase (decrease) resulting from:
Rate differentials on international operations 1 (276) (5.3) (292) (7.1) (199) (6.1)
Other (34) (0.7) (26) (0.7) (9) (0.3)
Provision for income taxes and effective
income tax rate – reported $ 1,128 21.8% $ 822 20.0% $ 698 21.4%
Total adjustments for items of note 61 177 264
Provision for income taxes and effective
income tax rate – adjusted $ 1,189 22.0% $ 999 20.4% $ 962 22.2%
1

These amounts reflect tax credits as well as international earnings mix.
11

The Bank’s expectations regarding expense growth are based on the Bank’s assumptions regarding certain factors, including risk and control investments, timing of business investments, employee-related expenses, foreign exchange impact, gross-up of the retailer program partners’ share of PCL for the Bank’s U.S. strategic card portfolio (“SCP Impact”), and productivity and restructuring savings. In particular in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank’s fiscal 2026 adjusted expenses will be the same as the Bank’s fiscal 2025 adjusted expenses: (i) variable compensation commensurate with higher revenue, (ii) foreign exchange translation, and (iii)
SCP Impact. For reference, in the first quarter of 2026, variable compensation, foreign exchange translation, and the SCP impact, in the aggregate, accounted for approximately 1% of the year-over-year 7% increase in adjusted non-interest expenses. The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including the accuracy of the Bank’s employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, and unexpected expenses such as legal matters. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates

.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 14
ECONOMIC SUMMARY AND OUTLOOK

The global economy is forecast to slow in

calendar 2026 with decelerating cyclical

momentum reinforced by trade barriers.

The slowdown in global growth is
largely driven by slowing growth in Asia,

especially the fast-growing,

export-oriented emerging market

economies that are affected by U.S. tariffs. Other
economies, such as those in Europe, are seeing

a pickup in growth, largely from expectations

of higher government spending.
The U.S. economy has entered 2026 with

more momentum than was expected a quarter

ago. Growth in the second half of calendar

2025 picked up significantly
from a sub-par pace in the first half of the

year, buoyed by sustained strength in AI investments and

higher consumer spending. TD Economics

expects that tax
cuts, lower interest rates and some easing

on regulation and trade uncertainty will

help sustain solid momentum in the U.S.

economy in calendar 2026.

The U.S. labour market has shown signs of

stabilizing in recent months, after softening

through much of 2025. This led the Federal

Reserve to leave the federal
funds rate unchanged at a range of 3.5-3.75%

in January. The Federal Reserve is balancing inflation that remains higher than its target with an unemployment

rate
above a level it considers consistent with “full

employment”. Inflation is expected

to cool after the one-time impact of tariffs has passed,

which should lead the
Federal Reserve to lower the policy rate further

over the coming months to 3.00-3.25%,

close to most estimates of a “neutral” level.

But the pace of interest rate
cuts will depend on the evolution of the job

and inflation data.
Canada’s economy continues to grow at a

modest pace. U.S. import tariffs have weighed on

growth both directly through lower exports

and indirectly through
the resulting uncertainty, which has weakened business and

consumer confidence about the future.

Job growth has also slowed in line with the economy.
However, slower population growth has depressed labour

force growth, pushing the unemployment

rate lower in recent months despite a generally

soft economic
backdrop. New federal defense and infrastructure

spending, an improvement in the housing

market and firmer business investments are

expected to drive a
modestly stronger growth picture in 2026.
The Canadian central bank left its overnight

rate steady at 2.25% in December and

January, after lowering its policy rate substantially since mid-2024.

Provided
inflation evolves in line with the Canadian

central bank’s current forecast, the overnight

rate is expected to remain unchanged over

the next several quarters. A
generally weaker U.S. dollar and a smaller

gap between U.S. and Canadian short-term interest

rates are expected to lift the Canadian dollar. TD Economics expects the Canadian dollar to appreciate to

the 73-74 U.S. cent range by mid-2026, although

it is likely to be influenced by U.S. trade

policy.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2025 MD&A, and Note

27 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2025.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $17

million, compared with
$17 million in the prior quarter and $15 million

in the first quarter last year.
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income included in

the U.S. Banking segment includes only

the portion of revenue and credit losses attributable

to TD under the
agreements.
Effective the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged
investments accounted for using the equity

method which are reclassified to provision for income

taxes. This allows the Bank to measure the

effective tax rate for
U.S. Banking consistently with similar institutions.

The adjustment between non-interest income

and provision for income taxes reflected in

U.S. Banking results is
reversed in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in the current period.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Banking segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Beginning in the third quarter of fiscal 2025,

the U.S. Banking segment no longer includes

contributions from Schwab
and consequently discussions of the U.S. Banking

segment’s performance exclude Schwab.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 15

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income $ 4,394 $ 4,304 $ 4,135
Non-interest income 1,027 1,001 1,014
Total revenue 5,421 5,305 5,149
Provision for (recovery of) credit losses –

impaired
424 447 459
Provision for (recovery of) credit losses –

performing
12 90 62
Total provision for (recovery of) credit losses 436 537 521
Non-interest expenses 2,147 2,178 2,086
Provision for (recovery of) income taxes 794 725 711
Net income $ 2,044 $ 1,865 $ 1,831
Selected volumes and ratios
Return on common equity 1 32.1% 30.4% 31.4%
Net interest margin (including on securitized

assets)
2 2.83 2.82 2.81
Efficiency ratio 39.6 41.1 40.5
Number of Canadian retail branches

at period end
1,043 1,051 1,063
Average number of full-time equivalent staff 3 33,660 33,325 32,253
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.
3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q1 2026 vs. Q1 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$2,044 million, an increase of $213

million, or 12%, compared with the first quarter
last year, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses. The annualized

ROE for the quarter was 32.1%, compared
with 31.4% in the first quarter last year.
Revenue for the quarter was $5,421 million, an

increase of $272 million, or 5%,

compared with the first quarter last year. Net interest income was $4,394 million,
an increase of $259 million, or 6%, primarily

reflecting volume growth and higher loan

margins. Average loan volumes increased $32 billion,

or 5%, reflecting 5%
growth in personal loans and 6% growth in

business loans. Average deposit volumes increased

$16 billion, or 3%, reflecting 3% growth in personal

deposits and
5% growth in business deposits. Net interest

margin was 2.83%, an increase of 2 basis points

(bps), primarily due to higher margins on loans,

partially offset by
changes in balance sheet mix. Non-interest

income was $1,027 million, an increase of

$13 million, or 1%.
PCL for the quarter was $436 million, a decrease

of $85 million compared with the first quarter

last year. PCL – impaired was $424 million, a decrease of
$35 million, or 8%, largely reflecting lower provisions

in the commercial lending portfolio, partially

offset by credit migration in the consumer lending

portfolios and
volume growth. PCL – performing was $12

million, a decrease of $50 million compared

with the first quarter last year. The performing provisions

this quarter were
largely related to credit migration in the

consumer lending portfolio and volume

growth, partially offset by the impact of a

model update in the other personal
lending portfolio and an improvement to the

macroeconomic forecast.

Total PCL as an annualized percentage of credit volume was 0.28%, a decrease of 7 bps
compared with the first quarter last year.
Non-interest expenses for the quarter were $2,147

million, an increase of $61 million, or 3%,

compared with the first quarter last

year, primarily reflecting higher
employee-related expenses.
The efficiency ratio for the quarter was 39.6%, compared

with 40.5% in the first quarter last year.
Quarterly comparison – Q1 2026 vs. Q4 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$2,044 million, an increase of $179

million, or 10%, compared with the prior quarter,
primarily reflecting higher revenue, lower PCL

and lower non-interest expenses. The annualized

ROE for the quarter was 32.1%, compared

with 30.4% in the prior
quarter.
Revenue increased $116 million, or 2%, compared with the prior quarter. Net interest income increased $90 million, or 2%,

reflecting volume growth and higher
loan margins. Average loan volumes increased $9

billion, or 1%, reflecting 1% growth in personal

loans and 2% growth in business loans.

Average deposit
volumes increased $6 billion, or 1%, reflecting

1% growth in personal deposits and

2% growth in business deposits. Net interest

margin was 2.83%, an increase of
1 basis point (bp), primarily due to higher

margins on loans. As we look forward to

the second quarter, we expect net interest margin to be relatively stable
.

Non-
interest income increased $26 million, or 3%,

compared with the prior quarter, reflecting business growth.
PCL for the quarter was $436 million, a decrease

of $101 million compared with the prior

quarter. PCL – impaired was $424 million, a decrease of

$23 million, or
5%, largely reflecting lower provisions in

the commercial lending portfolio, partially

offset by credit migration in the consumer lending

portfolios. PCL – performing
was $12 million, a decrease of $78 million compared

with the prior quarter. The performing provisions this quarter were largely related to credit migration in

the
consumer lending portfolio and volume growth,

partially offset by the impact of a model update

in the other personal lending portfolio and

improvement to the
macroeconomic forecast. Total PCL as an annualized percentage of credit volume was 0.28%, a decrease of 7 bps

compared with the prior quarter.
Non-interest expenses decreased $31 million, or

1%,

compared with the prior quarter.
The efficiency ratio was 39.6%, compared with 41.1%

in the prior quarter.
12

The Bank’s Q2 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank’s
2025 MD&A and the first quarter 2026 MD&A.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 16
TABLE 12: U.S. BANKING
(millions of dollars, except as noted) For the three months ended
January 31 October 31 January 31
Canadian Dollars 2026 2025 2025
Net interest income $

3,296
$

3,165
$

3,064
Non-interest income (loss) – reported
1

789

433
(118)
Non-interest income – adjusted
1,2,3

789

816

809
Total revenue – reported

4,085

3,598

2,946
Total revenue – adjusted 2

4,085

3,981

3,873
Provision for (recovery of) credit losses –

impaired

394

331

529
Provision for (recovery of) credit losses –

performing
(99) (27) (78)
Total provision for (recovery of) credit losses

295

304

451
Non-interest expenses – reported

2,468

2,500

2,380
Non-interest expenses – adjusted 2,4

2,512

2,500

2,380
Provision for (recovery of) income taxes – reported 1

282

75
(28)
Provision for (recovery of) income taxes – adjusted 1,2

271

170

203
U.S. Banking net income excluding Schwab

– reported

1,040

719

143
U.S. Banking net income excluding Schwab

– adjusted
2

1,007

1,007

839
Share of net income from investment in

Schwab
5,6 – –

199
U.S. Banking net income – reported $

1,040
$

719
$

342
U.S. Banking net income – adjusted
2

1,007

1,007

1,038
U.S. Dollars
Net interest income $

2,372
$

2,281
$

2,160
Non-interest income (loss) – reported 1

569

315
(82)
Non-interest income – adjusted
1,2,3

569

589

570
Total revenue – reported

2,941

2,596

2,078
Total revenue – adjusted 2

2,941

2,870

2,730
Provision for (recovery of) credit losses –

impaired

284

238

371
Provision for (recovery of) credit losses –

performing
(72) (18) (53)
Total provision for (recovery of) credit losses

212

220

318
Non-interest expenses – reported

1,778

1,801

1,675
Non-interest expenses – adjusted 2,4

1,810

1,801

1,675
Provision for (recovery of) income taxes – reported 1

204

55
(20)
Provision for (recovery of) income taxes – adjusted 1,2

196

123

143
U.S. Banking net income excluding Schwab

– reported

747

520

105
U.S. Banking net income excluding Schwab

– adjusted
2

723

726

594
Share of net income from investment in

Schwab
5,6 – –

142
U.S. Banking net income – reported $

747
$

520
$

247
U.S. Banking net income – adjusted
2

723

726

736
Selected volumes and ratios
U.S. Banking return on common equity excluding

Schwab – reported
7

9.9
%

6.7
%

1.3
%
U.S. Banking return on common equity excluding

Schwab – adjusted
2,7

9.6

9.3

7.5
U.S. Banking return on common equity – reported 7

9.9

6.7

2.9
U.S. Banking return on common equity – adjusted 2,7

9.6

9.3

8.6
Net interest margin 2,8

3.38

3.25

2.86
Efficiency ratio – reported 1

60.5

69.4

80.6
Efficiency ratio – adjusted
1,2

61.5

62.8

61.4
Assets under administration (billions of U.S.

dollars)
9 $

47
$

46
$

43
Assets under management (billions of U.S.

dollars)
9

11

10

9
Number of U.S. banking stores

1,049

1,100

1,134
Average number of full-time equivalent staff

29,877

29,158

28,276
1

Effective the first quarter of 2026, non-interest income within U.S. Banking is adjusted for the Bank’s share of losses from community-based tax-advantaged investments accounted for
using the equity method which are reclassified to provision for income taxes. The adjustment between non-interest income and provision for income taxes reflected in U.S. Banking results is reversed in the Corporate segment. The adjustment for the quarter was $184 million (US$132 million),

compared with $145 million (US$105 million) in the prior quarter and $164 million
(US$116 million) in the first quarter last year.

Comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section,

and the
Glossary of this document.
3

Adjusted non-interest income excludes the following item of note:
i.

Balance sheet restructuring – Q4 2025: $383 million or US$274 million ($288 million or US$206 million after-tax),

Q1 2025: $927 million or US$652 million ($696 million or
US$489 million after-tax).
4

Adjusted non-interest expenses exclude the following item of note:
i.

FDIC special assessment – Q1 2026: ($44) million or US($32)

million (($33) million or US($24) million after-tax).
5

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 of the Bank’s first quarter 2026 Interim Consolidated Financial Statements for further details.
6

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.

7

Capital allocated to the business segment was 11.5% CET1

Capital.
8

Net interest margin is calculated by dividing U.S. Banking segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
9

For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2026 vs. Q1 2025
U.S. Banking reported net income was $1,040

million (US$747 million), an increase of

$897 million (US$642 million), compared

with the first quarter last year, and
U.S. Banking adjusted net income was $1,007

million (US$723 million), an increase of

$168 million (US$129 million), compared

with the first quarter last year, both
reflecting the impact of U.S. balance

sheet restructuring activities and lower PCL,

partially offset by higher governance and

control investments, including costs for
U.S. BSA/AML remediation in

the current quarter,

and higher employee-related expenses.

The reported and adjusted annualized

ROE for the quarter were 9.9%
and 9.6%, respectively, compared with

1.3% and 7.5%, respectively, in the

first quarter last year.
Reported and adjusted revenue for the quarter

was US$2,941 million, an increase of US$863

million, or 42%, on a reported basis, and an

increase of
US$211 million, or 8%, on an adjusted basis,

compared with the first quarter last year. Net

interest income of US$2,372 million, increased

US$212 million, or 10%,

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 17

15
largely reflecting higher product margins and

the impact of U.S. balance sheet restructuring

activities. Net interest margin of 3.38%,

increased 52 bps, due to
higher product margins, the impact of U.S.

balance sheet restructuring activities, and

the normalization of elevated liquidity levels (which

positively impacted net
interest margin by 19 bps). Reported and

adjusted non-interest income was US$569

million, an increase of US$651 million,

on a reported basis, compared with
the first quarter last year, reflecting the impact

of U.S. balance sheet restructuring activities

in the first quarter last year. On an adjusted

basis, non-interest income
was relatively flat compared with the

first quarter last year.
Average loan volumes decreased US$18

billion, or 9%, compared with the first quarter

last year. Personal loans decreased 7% and business

loans decreased
11%, reflecting U.S. balance sheet restructuring

activities. Excluding the impact of

the loan portfolios identified for sale or run-off under

our U.S. balance sheet
restructuring program, core average loan

volumes increased US$3 billion, or 2%
,
. Average deposit volumes

decreased US$14 billion, or 4%, reflecting

a 13%
decrease in sweep deposits, a 2% decrease in

personal deposits, and a 1% decrease

in business deposits.

Assets under administration (AUA) were US$47

billion as at January 31, 2026, an increase

of US$4 billion, or 9%, compared with the

first quarter last year, and
assets under management (AUM) were US$11

billion as of January 31, 2026, an increase

of US$2 billion, or 22%, compared with

the first quarter last year, both
reflecting net asset growth and market appreciation.
PCL for the quarter was US$212

million, a decrease of US$106 million

compared with the first quarter last year. PCL

– impaired was US$284 million, a decrease
of US$87 million, or 23%, reflecting lower provisions

in both the consumer and commercial lending

portfolios. PCL – performing was

a recovery of US$72 million,
compared with a recovery of US$53 million

in the first quarter last year. The performing

recovery this quarter largely reflects an

improvement to the
macroeconomic forecast and migration

from performing to impaired in the commercial

lending portfolio. U.S. Banking PCL

including only the Bank’s share of PCL
in the U.S. strategic cards portfolio, as an

annualized percentage of credit volume

was 0.49%, a decrease of 18 bps compared

with the first quarter last year.
Reported non-interest expenses for the quarter were

US$1,778 million, an increase of US$103

million, or 6%, compared to the first quarter

last year, reflecting
higher governance and control investments including

costs of US$148 million for U.S. BSA/AML

remediation, and higher employee-related

expenses, partially
offset by the expense recovery of the FDIC

special assessment charge.

Adjusted non-interest expenses for the quarter

were US$1,810 million, an increase of
US$135 million, or 8%, reflecting higher governance

and control investments, including costs for U.S.

BSA/AML remediation, and higher employee-related
expenses.
The reported and adjusted efficiency ratios

for the quarter were 60.5% and 61.5%, respectively,

compared with 80.6% and 61.4%, respectively,

in the first
quarter last year.
Quarterly comparison – Q1 2026 vs. Q4 2025
U.S. Banking reported net income was $1,040

million (US$747 million), an increase of

$321 million (US$227 million), or 45% (44%

in U.S. dollars), compared with
the prior quarter, primarily reflecting the impact

of U.S. balance sheet restructuring activities

in the prior quarter, an adjustment for client

deposit rates in the prior
quarter, and the expense recovery of the FDIC

special assessment charge in the current

quarter, partially offset by higher employee-related

expenses and lower
fee income.

U.S. Banking adjusted net income was $1,007

million (US$723 million), relatively flat

compared to the prior quarter, primarily

reflecting higher
employee-related expenses and lower fee income,

largely offset by an adjustment for client deposit

rates in the prior quarter. The reported

and adjusted
annualized ROE for the quarter were 9.9%

and 9.6%, respectively, compared with

6.7% and 9.3%, respectively, in the prior

quarter.
Reported and adjusted revenue for the quarter

was US$2,941 million, an increase of US$345

million, or 13%, on a reported basis, and an

increase of
US$71 million, or 2%, on an adjusted basis,

compared with the prior quarter. Net interest

income of US$2,372 million, increased US$91

million, or 4%, largely
reflecting an adjustment for client deposit

rate in the prior quarter and higher loan margins

in the current quarter. Reported net interest

margin of 3.38%, increased
13 bps, due to an adjustment for client deposit

rates in the prior quarter and higher loan margins

from improved product mix. Net interest margin

is expected to
modestly increase in the second quarter of fiscal 2026 . Reported and adjusted non -
interest income was US$569 million, an

increase of US$254
million, or 81%,
on a reported basis, reflecting the impact

of U.S. balance sheet restructuring activities

in the prior quarter, partially offset by lower

fee income. On an adjusted
basis, non-interest income decreased US$20

million, or 3%, reflecting lower fee

income.
Average loan volumes decreased US$2

billion, or 1%, compared with the prior

quarter, reflecting a 3% decrease in business

loans, partially offset by a 1%
increase in personal loans. Excluding

the impact of the loan portfolios identified for

sale or run-off under our U.S. balance sheet

restructuring program, core
average loan volumes increased US$1 billion,

or 1%
13
,14
. Average deposit volumes decreased

US$5 billion, or 2%, compared with the

prior quarter, reflecting a 5%
decrease in sweep deposits. Personal deposits

and business deposits are relatively

flat compared to the prior quarter.
AUA were US$47 billion as

at January 31, 2026, an increase of US$1

billion, or 2%, compared with the prior quarter,

and AUM were US$11

billion as at
January 31, 2026, an increase of US$1 billion

or 10%, compared with the prior quarter,

both reflecting net asset growth and market

appreciation.
PCL for the quarter was US$212

million, a decrease of US$8 million compared

with the prior quarter. PCL – impaired

was US$284

million, an increase of
US$46 million, or 19%, largely reflecting

higher provisions in the commercial lending

portfolio. PCL – performing was

a recovery of US$72

million, compared with a
recovery of US$18 million in the prior quarter.

The performing recovery this quarter largely

reflects an improvement to the macroeconomic

forecast and migration
from performing to impaired in the commercial

lending portfolio. U.S. Banking PCL

including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as
an annualized percentage of credit volume was

0.49%, a decrease of 1 bp compared

with the prior quarter.
Reported non-interest expenses for the quarter were

US$1,778 million, a decrease of US$23

million, or 1%, compared with the prior quarter,

reflecting the
expense recovery of the FDIC special assessment

charge, partially offset by higher employee-related

expenses. Adjusted non-interest

expenses for the quarter
were US$1,810 million, an increase of US$9

million, compared with the prior quarter,

reflecting higher employee-related costs.
The reported and adjusted efficiency ratios

for the quarter were 60.5% and 61.5%, respectively,

compared with 69.4% and 62.8%, respectively,

in the prior
period.
Following the end of the first quarter of fiscal

2026,

the Bank completed the conversion of its

Nordstrom credit card portfolio onto the Bank’s servicing

platform. The
Bank became the servicer of the portfolio

and will receive a greater share of revenue

and credit losses.

The Bank expects a charge of approximately
US$145 million pre-tax, reflecting an adjustment

of amounts to be recovered from Nordstrom

for future credit losses,

to be recorded as an Item of Note in the
second quarter of fiscal 2026.
13

Loan portfolios identified for sale or run-off include the Point-of-Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q1 2026 average loan volumes: US$175 billion (Q4 2025: US$177 billion; Q1 2025: US$192

billion). Q1 2026 average loan volumes
of loan portfolios identified for sale or run-off: US$11

billion (Q4 2025: US$14 billion; Q1 2025: US$32 billion). Q1 2026 average loan volumes excluding loan portfolios identified for sale
or run-off: US$164 billion (Q4 2025: US$163

billion; Q1 2025: US$160 billion).
14

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
15

The Bank’s Q2 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 18
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income $ 406 $ 389 $ 369
Non-interest income 3,500 3,399 3,229
Total revenue 3,906 3,788 3,598
Insurance service expenses 1 1,622 1,602 1,507
Non-interest expenses 1,258 1,239 1,173
Provision for (recovery of) income taxes 269 248 238
Net income $ 757 $ 699 $ 680
Selected volumes and ratios
Return on common equity 45.3% 43.1% 42.7%
Return on common equity – Wealth Management 2 66.3 66.3 61.9
Return on common equity – Insurance 22.7 18.1 21.9
Efficiency ratio 32.2 32.7 32.6
Efficiency ratio, net of ISE 3 55.1 56.7 56.1
Assets under administration (billions of Canadian

dollars)
4 $ 771 $ 759 $ 687
Assets under management (billions of Canadian

dollars)
610 601 556
Average number of full-time equivalent staff 15,872 15,829 15,176
1

Includes estimated losses related to catastrophe claims – Q1 2026: $7 million, Q4 2025: $15 million, Q1 2025: nil

.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q1 2026: $2,284 million, Q4 2025: $2,186 million,
Q1 2025: $2,091 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section and the
Glossary of this document for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q1 2026 vs. Q1 2025
Wealth Management and Insurance net income

for the quarter was $757 million, an increase

of $77 million, or 11%, compared with the first quarter last year, reflecting Wealth Management net income of

$574 million, an increase of $62 million,

or 12%, compared with the first quarter

last year, and Insurance net income
of $183 million, an increase of $15 million, or 9%,

compared with the first quarter last year. The annualized

ROE for the quarter was 45.3%, compared

with 42.7%
in the first quarter last year. Wealth Management annualized ROE for the quarter was 66.3%, compared

with 61.9% in the first quarter last year, and Insurance
annualized ROE for the quarter was 22.7%

compared with 21.9% in the first quarter last

year.
Revenue for the quarter was $3,906 million, an increase

of $308 million, or 9%, compared

with the first quarter last year. Non-interest income was
$3,500 million, an increase of $271 million, or

8%, reflecting higher insurance earned

premiums, fee-based revenues

from asset growth, and transaction revenue.
Net interest income was $406 million, an increase

of $37 million, or 10%, compared

with the first quarter last year, reflecting higher deposit

volumes.
AUA were $771 billion as at January 31, 2026,

an increase of $84 billion, or 12%, and AUM

were $610 billion as at January 31, 2026,

an increase of $54 billion,
or 10%, compared with the first quarter last

year, both reflecting market appreciation and net asset growth.
Insurance service expenses for the quarter

were $1,622 million, an increase of $115 million, or 8%, compared with the first quarter last year, primarily reflecting
increased claims severity.
Non-interest expenses for the quarter were $1,258

million, an increase of $85 million, or

7%, compared with the first quarter

last year, reflecting higher variable
compensation commensurate with higher

revenue, increased technology investments,

and higher employee-related expenses.
The efficiency ratio for the quarter was 32.2%,

compared with 32.6% in the first quarter

last year. The efficiency ratio, net of ISE for the quarter was

55.1%,
compared with 56.1% in the first quarter last

year.

Quarterly comparison – Q1 2026 vs. Q4 2025
Wealth Management and Insurance net income

for the quarter was $757 million, an increase

of $58 million, or 8%, compared with the prior

quarter, reflecting
Wealth Management net income of $574 million,

an increase of $17 million, or 3%, compared

with the prior quarter, and Insurance net income of $183 million,

an
increase of $41 million, or 29%, compared

with the prior quarter. The annualized ROE for the quarter

was 45.3%, compared with 43.1% in the prior quarter. Wealth
Management annualized ROE for the quarter

was 66.3%, flat to the prior quarter, and Insurance annualized

ROE for the quarter was 22.7% compared

with 18.1%
in the prior quarter.

Revenue increased $118 million, or 3%, compared with the prior quarter. Non-interest income increased $101 million, or

3%, reflecting strong underlying
insurance performance and higher fee-based revenues.

Net interest income increased $17 million, or

4%, reflecting higher deposit volumes.

AUA increased $12 billion, or 2%, and AUM

increased $9 billion, or 1%, compared

with the prior quarter, both reflecting market appreciation.

Insurance service expenses were relatively

flat compared with the prior quarter.

Non-interest expenses for the quarter were $1,258

million, an increase of $19 million, or

2%, compared with the prior quarter, primarily reflecting higher variable
compensation commensurate with higher

revenue.

The efficiency ratio for the quarter was 32.2%,

compared with 32.7% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 55.1%, compared
with 56.7% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 19
TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income (loss) (TEB) $ (75) $ (66) $ (107)
Non-interest income 2,545 2,266 2,107
Total revenue 2,470 2,200 2,000
Provision for (recovery of) credit losses –

impaired
216 28 33
Provision for (recovery of) credit losses –

performing
(44) (4) 39
Total provision for (recovery of) credit losses 172 24 72
Non-interest expenses – reported 1,563 1,559 1,535
Non-interest expenses – adjusted
1,2
1,563 1,515 1,483
Provision for (recovery of) income taxes

(TEB) – reported
174 123 94
Provision for (recovery of) income taxes

(TEB) – adjusted
1 174 132 105
Net income – reported $ 561 $ 494 $ 299
Net income – adjusted
1
561 529 340
Selected volumes and ratios
Trading-related revenue (TEB)
3
$ 1,146 $ 865 $ 904
Average gross lending portfolio (billions of Canadian

dollars)
4 93.9 90.0 100.9
Return on common equity – reported 5 12.6% 11.6% 7.3%
Return on common equity – adjusted 1,5 12.6 12.4 8.3
Efficiency ratio – reported 63.3 70.9 76.8
Efficiency ratio – adjusted 1 63.3 68.9 74.2
Average number of full-time equivalent staff 7,334 7,438 6,919
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section,

and the
Glossary of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q4 2025: $44 million ($35 million after tax), Q1 2025: $52 million
($41 million after tax).
3

Includes net interest income (loss) TEB of ($455) million, (Q4 2025: ($419) million, Q1 2025: ($404) million), and trading income (loss) of $1,601 million (Q4 2025: $1,284 million,
Q1 2025: $1,308 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and
the Glossary of this document for additional information about this metric.
4

Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q1 2026 vs. Q1 2025
Wholesale Banking reported and adjusted net

income for the quarter were $561

million. Reported net income for the quarter

increased $262 million, or 88%,
compared with the first quarter last year, primarily reflecting higher revenues, partially offset by higher PCL

and non-interest expenses. On an

adjusted basis, net
income increased

$221 million, or 65%, compared with the

first quarter last year.
Revenue for the quarter was $2,470 million, an

increase of $470 million, or 24%,

compared with the first quarter last year. Higher revenue

primarily reflects
higher trading-related revenue, lending revenue,

advisory fees, and underwriting fees,

partially offset by the net change in fair value of

loan underwriting
commitments.

PCL for the quarter was $172 million, an increase

of $100 million compared with the first

quarter last year. PCL – impaired was $216

million, an increase of
$183 million compared with the prior

year, primarily reflecting a small number of impairments across various industries. PCL – performing was

a recovery of
$44 million, compared with a build of $39

million in the prior year. The performing recovery this quarter was driven by migration from performing to impaired.

Reported non-interest expenses for the quarter

were $1,563 million, an increase of $28

million, or 2%, compared with the first quarter

last year, primarily
reflecting higher operating costs, including technology

and front office, spend supporting business

growth, and higher variable compensation,

partially offset by the
cessation of acquisition and integration-related

costs. On an adjusted basis, non-interest expenses

were $1,563 million, an increase of $80 million,

or 5%.
Quarterly comparison – Q1 2026 vs. Q4 2025
Wholesale Banking reported and adjusted net

income for the quarter were $561

million. Reported net income increased

$67 million, or 14%, compared with the
prior quarter, primarily reflecting higher revenues, partially offset by higher PCL and non-interest expenses.

On an adjusted basis, net income increased
$32 million, or 6%.
Revenue for the quarter increased $270 million,

or 12%, compared with the prior quarter. Higher revenue

primarily reflects higher trading-related

revenue,
lending revenue,

and net change in fair value of the equity

investment portfolio, partially offset by lower underwriting and advisory fees.
PCL for the quarter was $172 million, an increase

of $148 million compared with the prior quarter. PCL – impaired was $216

million, an increase of $188 million,
primarily reflecting a small number of impairments

across various industries. PCL – performing

was a recovery of $44 million, compared

with a recovery of
$4 million in the prior quarter. The performing recovery this quarter was driven by migration from performing

to impaired.

Reported non-interest expenses for the quarter

increased $4 million, relatively flat

compared with the prior quarter, primarily reflecting higher variable
compensation, partially offset by higher acquisition

and integration-related costs and higher

spend supporting business growth in the prior

quarter. On an adjusted
basis, non-interest expenses increased $48

million, or 3%.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 20
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net income (loss) – reported $ (359) $ (497) $ (359)
Adjustments for items of note
Amortization of acquired intangibles 34 34 61
Restructuring charges 200 190 –
Impact from the terminated FHN acquisition-related

capital hedging strategy
44 49 54
Balance sheet restructuring – 102 –
Less: impact of income taxes on items

of note
72 73 22
Net income (loss) – adjusted 1 $ (153) $ (195) $ (266)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
1
$ (515) $ (537) $ (370)
Other 362 342 104
Net income (loss) – adjusted 1 $ (153) $ (195) $ (266)
Selected volumes
Average number of full-time equivalent staff
2
18,098 18,371 17,800
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section,

and the
Glossary of this document.
2

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q1 2026 vs. Q1 2025

Corporate segment’s reported net loss for the quarter

was $359 million, flat compared with the

first quarter last year. The year-over-year net loss primarily reflects restructuring charges and higher net corporate

expenses, largely offset by higher revenue

from treasury and balance sheet management

activities. Net corporate
expenses increased $145 million compared

with the first quarter last year, primarily reflecting continued

investments in governance and controls.

The adjusted net
loss for the quarter was $153 million, compared

with $266 million in the prior year.
Quarterly comparison – Q1 2026 vs. Q4 2025

Corporate segment’s reported net loss for the quarter

was $359 million, compared with $497

million in the prior quarter. The lower net loss primarily reflects the
impact of balance sheet restructuring activities

in the prior quarter. The adjusted net loss for the quarter

was $153 million, compared with $195 million

in the prior
quarter.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 21
QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2026 2025 2024
Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30
Net interest income $ 8,789 $ 8,545 $ 8,526 $ 8,125 $ 7,866 $ 7,940 $ 7,579 $ 7,465
Non-interest income 7,796 6,949 6,771 14,812 6,183 7,574 6,597 6,354
Total revenue 16,585 15,494 15,297 22,937 14,049 15,514 14,176 13,819
Provision for (recovery of) credit losses 1,039 982 971 1,341 1,212 1,109 1,072 1,071
Insurance service expenses 1,622 1,602 1,563 1,417 1,507 2,364 1,669 1,248
Non-interest expenses 8,753 8,808 8,522 8,139 8,070 8,050 11,012 8,401
Provision for (recovery of) income taxes 1,128 822 905 985 698 534 794 729
Share of net income from investment in Schwab – – – 74 231 178 190 194
Net income (loss) – reported 4,043 3,280 3,336 11,129 2,793 3,635 (181) 2,564
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles 34 34 33 43 61 60 64 72
Acquisition and integration charges related to the
Schwab transaction
2,3
– – – – – 35 21 21
Restructuring charges 200 190 333 163 – – 110 165
Acquisition and integration-related charges – 44 32 34 52 82 78 102
Impact from the terminated FHN acquisition-related
capital hedging strategy 44 49 55 47 54 59 62 64
Gain on sale of Schwab shares 4 – – – (8,975) – (1,022) – –
Balance sheet restructuring 5 – 485 262 1,129 927 311 – –
Indirect tax matters 2,5 – – – – – 226 – –
Civil matter provision 2 – – – – – – – 274
FDIC special assessment

(44) – – – – (72) – 103
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program 2 – – – – – 52 3,566 615
Total pre-tax adjustments

for items of note
1 234 802 715 (7,559) 1,094 (269) 3,901 1,416
Less: Impact of income taxes 61 177 180 (56) 264 161 74 191
Net income – adjusted 1 4,216 3,905 3,871 3,626 3,623 3,205 3,646 3,789
Preferred dividends and distributions on other
equity instruments 101 191 88 200 86 193 69 190
Net income available to common
shareholders – adjusted 1 $ 4,115 $ 3,714 $ 3,783 $ 3,426 $ 3,537 $ 3,012 $ 3,577 $ 3,599

(Canadian dollars, except as noted)

Basic earnings (loss) per share

Reported

$ 2.35 $ 1.82 $ 1.89 $ 6.28 $ 1.55 $ 1.97 $ (0.14) $ 1.35
Adjusted 1 2.45 2.19 2.20 1.97 2.02 1.72 2.05 2.04
Diluted earnings (loss) per share
Reported

2.34 1.82 1.89 6.27 1.55 1.97 (0.14) 1.35
Adjusted 1 2.44 2.18 2.20 1.97 2.02 1.72 2.05 2.04
Return on common equity – reported 13.6 10.7% 11.3% 39.1% 10.1% 13.4% (1.0) % 9.5%
Return on common equity – adjusted 1 14.2 12.8 13.2 12.3 13.2 11.7 14.1 14.5
(billions of Canadian dollars, except as noted)

Average total assets $ 2,121 $ 2,102 $ 2,112 $ 2,156 $ 2,063 $ 2,035 $ 1,968 $ 1,938
Average interest-earning assets 6 1,882 1,863 1,855 1,894 1,883 1,835 1,778 1,754
Net interest margin – reported 1.85 1.82% 1.82% 1.76% 1.66% 1.72% 1.70% 1.73%
Net interest margin – adjusted 1 1.86 1.83 1.83 1.78 1.67 1.74 1.71 1.75
1

For explanations of items of note, refer to the “Significant Events”

and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the

“How We
Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

The Bank’s own acquisition and integration charges related to the Schwab transaction, reported in the

Corporate segment;
ii.

Indirect tax matters, reported in the Corporate segment;
iii.

Civil matter provision, reported in the Corporate segment; and
iv.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program, reported in the U.S. Banking segment.
3

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis.

The earnings impact of this item was reported in the Corporate segment:
i.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade.
4

Adjusted non-interest income excludes the following item of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale, reported in the Corporate segment.
5

Adjusted net interest income excludes the following items of note:
i.

Balance sheet restructuring in respect of U.S. Banking activities, reported in the U.S. Banking segment; and
ii.

Indirect tax matters, reported in the Corporate segment.
6

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 22
BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

January 31, 2026 October 31, 2025
Assets
Cash and Interest-bearing deposits

with banks
$ 119,959 $ 116,929
Trading loans, securities, and other 234,888 220,136
Non-trading financial assets at fair value through

profit or loss
8,425 7,395
Derivatives 83,371 82,972
Financial assets designated at fair value through

profit or loss
7,038 6,986
Financial assets at fair value through other

comprehensive income
127,872 126,369
Debt securities at amortized cost, net of allowance

for credit losses
234,270 240,439
Securities purchased under reverse repurchase

agreements
222,925 247,078
Loans, net of allowance for loan losses 958,486 953,012
Other 102,072 93,242
Total assets $ 2,099,306 $ 2,094,558
Liabilities
Trading deposits $ 42,328 $ 37,882
Derivatives 83,495 79,356
Financial liabilities designated at fair value

through profit or loss
225,237 197,635
Deposits 1,245,144 1,267,104
Obligations related to securities sold

under repurchase agreements
213,782 221,150
Subordinated notes and debentures 10,642 10,733
Other 153,082 152,871
Total liabilities 1,973,710 1,966,731
Total equity 125,596 127,827
Total liabilities and equity $ 2,099,306 $ 2,094,558
Total assets

were $2,099 billion as at January 31, 2026,

an increase of $4 billion from October 31,

2025. The impact of foreign exchange

translation from the
appreciation in the Canadian dollar decreased

total assets by $29 billion.
The increase in total assets reflects an increase

in trading loans, securities, and other of

$15 billion, other assets of $9 billion, loans, net

of allowances for loan
losses of $5 billion, cash and interest-bearing

deposits with banks of $3 billion, financial

assets at fair value through other comprehensive

income (FVOCI) of
$1 billion, and non-trading financial assets

at fair value through profit or loss of $1

billion. The increase was partially offset by a decrease

in securities purchased
under reverse repurchase agreements of $24

billion, and debt securities at amortized

cost, net of allowance for credit losses

of $6 billion.
Cash and interest-bearing deposits with

banks
increased $3 billion primarily reflecting

cash management activities.
Trading loans, securities, and other
increased $15 billion primarily in equity securities,

government and government-related

debt securities, and other debt
securities, partially offset by the impact of foreign

exchange translation and a decrease in trading

loans.

Non-trading financial assets at fair

value through profit or loss

increased $1 billion primarily reflecting

new investments.
Financial assets at fair value through other

comprehensive income

increased $1 billion reflecting new investments,

partially offset by maturities and the
impact of foreign exchange translation.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $6 billion primarily reflecting

maturities and the impact of foreign exchange
translation, partially offset by new investments.
Securities purchased under reverse repurchase

agreements
decreased $24 billion primarily
reflecting a decrease in volume and the impact

of foreign
exchange translation.
Loans, net of allowance for loan losses
increased $5 billion primarily reflecting

volume growth in consumer instalment

and business and government loans,
partially offset by the impact of foreign exchange

translation and a decrease in residential

mortgages.
Other assets
increased $9 billion primarily reflecting

an increase in amounts receivable

from brokers, dealers, and clients due to

higher volumes of pending
trades.
Total liabilities

were $1,974 billion as at January 31, 2026,

an increase of $6 billion from October 31,

2025. The impact of foreign exchange

translation from the
appreciation in the Canadian dollar decreased

total liabilities by $30 billion.
The increase in total liabilities reflects an

increase in financial liabilities designated

at fair value through profit or loss of $27 billion,

trading deposits of $4 billion and
derivatives of $4 billion. The increase was

partially offset by a decrease in deposits of $22

billion and obligations related to securities

sold under repurchase
agreements of $7 billion.
Trading deposits
increased $4 billion primarily reflecting

new issuances, partially offset by maturities.
Derivative liabilities
increased $4 billion primarily reflecting

an increase in mark-to-market values

of commodity contracts and foreign exchange

contracts, partially
offset by a decrease in interest rate contracts.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 23
Financial liabilities designated at fair value

through profit or loss

increased $27 billion primarily reflecting

new issuances, partially offset by maturities and

the
impact of foreign exchange translation.
Deposits
decreased $22 billion primarily reflecting

the impact of foreign exchange translation

and lower volumes in personal and bank deposits.
Obligations related to securities sold

under repurchase agreements
decreased $7 billion primarily reflecting

the impact of foreign exchange translation

and a
decrease in volume.
Equity
was $126 billion as at January 31, 2026,

a decrease of $2 billion from October

31, 2025. The decrease reflects losses

in accumulated other comprehensive
income, primarily driven by unrealized

foreign currency translation and cash flow hedges.

The retained earnings is flat as the net income

for the period is offset by
the premium on the repurchase of common

shares and dividend distributions.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2026 vs. Q1 2025
Gross impaired loans were $5,594 million

as at January 31, 2026, an increase of $141

million, or 3%, compared with the first quarter

last year. Canadian Personal
and Commercial Banking gross impaired

loans decreased $5 million, relatively flat

compared with the first quarter last year, reflecting lower impairments in the
commercial lending portfolio, partially offset by

higher impairments in the consumer lending

portfolios. U.S. Banking gross impaired

loans decreased $17 million, or
1%, compared with the first quarter last year, reflecting the impact of foreign exchange, partially offset by higher

impairments in the commercial and

consumer
lending portfolios. Wholesale gross impaired

loans increased $165 million, compared

with the first quarter last year, reflecting formations outpacing resolutions.
Net impaired loans were $3,900 million as

at January 31, 2026, an increase of $265

million, or 7%, compared with the first quarter

last year.
The allowance for credit losses of $9,601

million as at January 31, 2026 was comprised

of Stage 3 allowance for impaired loans of $1,700

million, Stage 2
allowance of $4,705 million and Stage 1 allowance

of $3,192 million, and the allowance for debt

securities of $4 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses decreased

$124 million, or 7%, reflecting a decrease in

the Canadian commercial lending portfolio, and

the impact of
foreign exchange, partially offset by an increase

in the Wholesale Banking portfolio.

The Stage 1 and Stage 2 allowance for loan losses

increased $127 million, or
2%, largely reflecting reserve build related

to elevated uncertainty associated with

policy and trade, partially offset by the impact

of foreign exchange. The
allowance change included a decrease of $15

million attributable to the retailer program

partners’ share of the U.S. strategic cards portfolio.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly updates,

the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level

assessments of significant increase
in credit risk. Refer to Note 3 and Note 6 of

the Bank’s first quarter 2026

Interim Consolidated Financial Statements

for further details on forward-looking
information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views.
To
the extent that certain anticipated effects cannot

be fully
incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs, including

for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters as additional

information becomes
available. Refer to Note 6 of the Bank’s first quarter

2026 Interim Consolidated Financial

Statements for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and FVOCI. The Bank has $358 billion

in such debt securities,

all of
which are performing (Stage 1 and 2) and none

are impaired (Stage 3). The allowance

for credit losses was $2 million for debt

securities at amortized cost (DSAC)
and $2 million for debt securities at FVOCI,

for a total of $4 million, flat, compared

with the first quarter last year.
Quarterly comparison – Q1 2026 vs. Q4 2025
Gross impaired loans increased $174 million,

or 3%, compared with the prior quarter, largely reflected

in the U.S. commercial and Canadian

consumer lending
portfolios, partially offset by lower impairments

in Canadian commercial, and the impact

of foreign exchange. Impaired loans net

of allowance increased
$68 million, or 2%, compared with the prior

quarter.

The allowance for credit losses of

$9,601 million as at January 31, 2026

was comprised of Stage 3 allowance for impaired

loans of $1,700 million, Stage 2
allowance of $4,705 million and Stage 1 allowance

of $3,192 million, and the allowance for debt

securities of $4 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses increased

$96 million, or 6%, compared with the prior

quarter,
reflecting credit migration in the Wholesale

and U.S. commercial lending portfolios. The

Stage 1 and Stage 2 allowance for loan losses

decreased $240 million, or
3%, compared with the prior quarter, reflective of the impact of foreign exchange, migration of reserves

from performing to impaired in the Wholesale

and U.S.
commercial portfolios, and an improvement

in the macroeconomic forecasts.

The allowance for debt securities remained

unchanged, compared to the prior quarter.
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s first quarter 2026

Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 24
TABLE 18: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 5,420 $ 5,334 $ 4,949
Classified as impaired during the period 2,579 2,177 2,432
Transferred to performing during the period (297) (329) (327)
Net repayments (569) (573) (532)
Disposals of loans (240) – (47)
Amounts written off (1,210) (1,221) (1,144)
Exchange and other movements (89) 32 122
Impaired loans as at end of period $ 5,594 $ 5,420 $ 5,453
1

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31 January 31
2026 2025 2025
Allowance for loan losses for on-balance

sheet loans
Stage 1 allowance for loan losses $ 2,723 $ 2,739 $ 2,598
Stage 2 allowance for loan losses 4,150 4,362 4,239
Stage 3 allowance for loan losses 1,694 1,588 1,818
Total allowance for loan losses for on-balance sheet loans 1 8,567 8,689 8,655
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 469 470 398
Stage 2 allowance for loan losses 555 566 535
Stage 3 allowance for loan losses 6 16 6
Total allowance for off-balance sheet instruments 1,030 1,052 939
Allowance for loan losses 9,597 9,741 9,594
Allowance for debt securities 4 4 4
Allowance for credit losses $ 9,601 $ 9,745 $ 9,598
Impaired loans, net of allowance 2 $ 3,900 $ 3,832 $ 3,635
Net impaired loans as a percentage of net loans
2
0.41% 0.40% 0.38%
Total allowance for credit losses as a percentage of gross loans and acceptances 0.99 1.01 0.99
Provision for (recovery of) credit losses

as a percentage of net average loans and

acceptances
0.43 0.41 0.50
1

Includes allowance for loan losses related to loans that are measured at FVOCI of $1 million as at January 31, 202

6

(October 31, 2025 – nil, January 31, 2025 – $1 million).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but

most of these are
behind a TD mortgage or home equity line of

credit (HELOC) that is in first position. In Canada,

credit policies are designed so that the

combined exposure of all
uninsured facilities on one property does not

exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but
requires default insurance. This insurance is

contractual coverage for the life of eligible

facilities and protects the Bank’s real estate

secured lending portfolio
against potential losses caused by borrowers’

default. The Bank may also purchase default

insurance on lower loan-to-value ratio loans.

The insurance is provided
by either government-backed entities or

approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually
obtained from either government-backed

entities or approved private mortgage insurers

when the loan-to-value exceeds 80% of

the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING
1
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
January 31, 2026
Total $ 261,940 $ 118,919 $ 380,859 $ 37,502
$
418,361
October 31, 2025
Total
$
267,469 $ 110,829 $ 378,298 $ 37,098 $ 415,396
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 25
TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

January 31, 2026

Canada

Atlantic provinces $ 2,330 0.9% $ 4,989 1.9% $ 134 0.1% $ 3,030 1.9% $ 2,464 0.6% $ 8,019 1.9%
British Columbia 4 7,708 2.9 45,972 17.6 682 0.4 30,447 19.5 8,390 2.0 76,419 18.3
Ontario 4 21,340 8.1 122,029 46.6 2,330 1.5 85,351 54.6 23,670 5.6 207,380 49.6
Prairies 4 15,978 6.1 22,431 8.6 1,277 0.8 16,809 10.7 17,255 4.1 39,240 9.4
Québec 5,739 2.2 13,424 5.1 419 0.3 15,942 10.2 6,158 1.5 29,366 7.0
Total Canada 53,095 20.2% 208,845 79.8% 4,842 3.1% 151,579 96.9% 57,937 13.8% 360,424 86.2%
United States 1,497 44,714 – 12,278 1,497 56,992
Total $ 54,592 $ 253,559 $ 4,842 $ 163,857 $ 59,434 $ 417,416
October 31, 2025

Canada

Atlantic provinces $ 2,377 0.9% $ 5,038 1.9% $ 139 0.1% $ 2,833 1.9% $ 2,516 0.6% $ 7,871 1.9%
British Columbia 4 7,849 2.9 47,101 17.6 708 0.5 28,551 19.3 8,557 2.1 75,652 18.2
Ontario 4 21,505 8.1 124,702 46.6 2,412 1.6 80,826 54.7 23,917 5.7 205,528 49.5
Prairies 4 16,350 6.1 22,746 8.5 1,320 0.9 15,738 10.6 17,670 4.3 38,484 9.3
Québec 5,933 2.2 13,868 5.2 433 0.3 14,967 10.1 6,366 1.5 28,835 6.9
Total Canada 54,014 20.2% 213,455 79.8% 5,012 3.4% 142,915 96.6% 59,026 14.2% 356,370 85.8%
United States 1,544 46,050 – 12,481 1,544 58,531
Total $ 55,558 $ 259,505 $ 5,012 $ 155,396 $ 60,570 $ 414,901
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified

as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger than

the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest

rate increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

January 31, 2026
Canada

0.8% 3.0% 8.5% 19.9% 31.8% 30.4% 1.2% 4.4% 100.0%
United States 2.6 1.7 3.5 9.1 26.6 55.3 0.6 0.6 100.0
Total 1.1% 2.8% 7.7% 18.3% 31.0% 34.2% 1.1% 3.8% 100.0%
October 31, 2025
Canada

0.8% 2.9% 8.3% 20.0% 31.9% 30.2% 1.2% 4.7% 100.0%
United States 2.6 1.6 3.5 9.0 24.1 57.8 0.8 0.6 100.0
Total 1.1% 2.7% 7.5% 18.3% 30.8% 34.5% 1.1% 4.0% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired
1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit 4,5
Total

mortgages

lines of credit 4,5
Total

January 31, 2026

October 31, 2025

Canada

Atlantic provinces 69% 69% 69% 70% 69% 69%
British Columbia 6 68 66 66 66 66 66
Ontario 6 68 68 68 68 67 67
Prairies 6 72 72 72 72 72 72
Québec 68 71 70 69 71 71
Total Canada 68 68 68 68 68 68
United States 69 57 64 68 58 64
Total 69% 68% 68% 68% 68% 68%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

HELOC loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 26
Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
January 31, 2026
Region
Europe $ 8,951 $ 8 $ 5,082 $ 14,041 $ 6,438 $ 1,434 $ 9,210 $ 17,082 $ 1,132 $ 26,083 $ 2,182 $ 29,397 $ 60,520
United Kingdom 7,031 2,688 2,396 12,115 2,748 1,504 10,925 15,177 263 1,105 448 1,816 29,108
Asia 140 21 2,566 2,727 517 956 3,909 5,382 120 8,397 1,988 10,505 18,614
Other 5 343 129 686 1,158 909 569 2,298 3,776 110 392 1,952 2,454 7,388
Total $ 16,465 $ 2,846 $ 10,730 $ 30,041 $ 10,612 $ 4,463 $ 26,342 $ 41,417 $ 1,625 $ 35,977 $ 6,570 $ 44,172 $ 115,630
October 31, 2025
Region
Europe $ 8,895 $ 8 $ 5,019 $ 13,922 $ 5,331 $ 1,359 $ 9,647 $ 16,337 $ 1,116 $ 25,876 $ 1,982 $ 28,974 $ 59,233
United Kingdom 6,731 2,577 2,483 11,791 3,199 1,537 12,237 16,973 270 176 661 1,107 29,871
Asia 182 23 2,527 2,732 241 538 3,795 4,574 138 8,346 1,829 10,313 17,619
Other 5 227 – 690 917 705 410 2,353 3,468 110 216 1,967 2,293 6,678
Total $ 16,035 $ 2,608 $ 10,719 $ 29,362 $ 9,476 $ 3,844 $ 28,032 $ 41,352 $ 1,634 $ 34,614 $ 6,439 $ 42,687 $ 113,401
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $29.3 billion (October 31, 2025 – $30.3 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III,
Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital.

Risk sensitive regulatory capital ratios are

calculated by dividing
CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. Basel III also
introduced a non-risk sensitive leverage

ratio to act as a supplementary measure

to the risk-sensitive capital requirements.

The leverage ratio is calculated by
dividing Tier 1 Capital by leverage exposure which is

primarily comprised of on-balance sheet

assets with adjustments made to derivative

and securities financing
transaction exposures, and credit equivalent amounts

of off-balance sheet exposures. TD manages its

regulatory capital in accordance with

OSFI’s
implementation of the Basel III Capital

Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how the

Basel III capital rules apply to Canadian banks.

The Domestic Stability Buffer (DSB) level increased

from 3% to 3.5% as of November 1,

2023, and has remained stable since. Currently, the DSB can range from
0 to 4%, with the effective level adjusted by OSFI

in response to developments in Canada’s

financial system and the broader economy.
OSFI has implemented the Basel III reforms

with adjustments to make them suitable

for domestic implementation. The Basel III reforms

impact the calculation of
credit risk, market risk and operational risk

for Canadian banks, as well as amend

the LR Guideline to include a requirement for

domestic systemically important
banks (D-SIBs) to hold a leverage ratio

buffer of 0.50% in addition to the regulatory minimum

requirement of 3.0%. The LR buffer requirement

also applies to the
TLAC leverage ratio.
On November 1, 2023, the standardized

capital floor transitioned to 67.5% of RWA from the previous 65%

of RWA. OSFI has stated that the floor will remain at
67.5% until further notice.
The Bank has implemented OSFI’s Parental Stand-Alone

(Solo) Total Loss Absorbing Capacity (TLAC) Framework for D-SIBs, which establishes a risk-based
measure intended to ensure that a non-viable

D-SIB has sufficient loss absorbing capacity on a

stand-alone, legal entity basis to support its

resolution. The Bank is
compliant with the requirements set out in this

framework.
The table below summarizes OSFI’s published

regulatory minimum capital targets

as at January 31, 2026.

REGULATORY

CAPITAL AND TLAC

TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge
1
Target
2
DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and G-SIB surcharge applies to risk weighted capital. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement
for risk weighted capital. The G-SIB surcharge may increase above 1%,

to a maximum of 4%, if the Bank’s G-SIB score increases above certain thresholds.

OSFI’s LR Guideline includes
a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk-weighted requirements, effectively 0.50%. This buffer also applies to the TLAC
Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of January 31,

2026.
3

Not applicable.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 27
Global Systemically Important Banks

Disclosures
The Financial Stability Board (FSB), in

consultation with the BCBS and national authorities,

identifies G-SIBs. The G-SIB assessment

methodology is based on the
submissions of the largest global banks.

Thirteen indicators are used in the G-SIB

assessment methodology to determine

systemic importance. The score

for a
particular indicator is calculated by dividing

the individual bank value by the aggregate

amount for the indicator summed across all

banks included in the
assessment. Accordingly, an

individual bank’s ranking is reliant on

the results and submissions of other global

banks.

The Bank is required to publish the thirteen

indicators used in the G-SIB indicator-based

assessment framework. Public disclosure

of financial year-end data is
required annually, no later than the date of a bank’s

first quarter public disclosure of shareholder

financial data in the following year.
Public communications on G-SIB status are

issued annually each November. On November

22, 2019, the Bank was designated as

a G-SIB by the FSB. The Bank
continued to maintain its G-SIB status when

the FSB published the 2025 list of G-SIBs on

November 27, 2025.

As a result of this designation, the Bank is

subject
to an additional loss absorbency requirement

(CET1 as a percentage of RWA) of 1% under

applicable FSB member authority requirements.

The Bank’s G-SIB
designation has no additional impact on the

Bank’s minimum CET1 regulatory requirements,

as the G-SIB surcharge is consistent with

the D-SIB requirement set
out by OSFI. The G-SIB surcharge may increase

above 1% if the Bank’s G-SIB score increases

above certain thresholds to a maximum

of 4.5%.

As a result of the Bank’s G-SIB designation,

the U.S. Federal Reserve requires

TD Group US Holding LLC (TDGUS), as

TD’s U.S. Intermediate Holding
Company (IHC), to maintain a minimum amount

of TLAC and long-term debt.

The indicator-based measurement approach,

currently in effect, divides the thirteen indicators

into five categories, with each category

yielding a 20% weight to a
bank’s total score on the G-SIB scale.

The following table provides the results of

the thirteen indicators for the Bank. The

increase in Over-the-Counter (OTC) derivatives

was primarily driven by
higher interest rate swap activity. The increase

in trading and available-for-sale (AFS)

securities reflects higher fixed income and

equity exposures. All other
changes in the indicators from the prior

year primarily reflect normal business activities

of the Bank.
TABLE 25: G-SIB INDICATORS 1
(millions of Canadian dollars) As at

October 31, 2025 October 31, 2024
Category (and weighting) Individual Indicator

Cross-jurisdictional activity (20%) Cross-jurisdictional claims $ 1,059,153 $ 1,100,768
Cross-jurisdictional liabilities 1,032,848 1,042,951
Size (20%) Total exposures as defined for use in the Basel III leverage ratio 2,285,174 2,228,986
Interconnectedness (20%) Intra-financial system assets 136,828 107,793
Intra-financial system liabilities 49,036 36,477
Securities outstanding 533,883 487,199
Substitutability/financial institution Assets under custody 824,907 689,698 infrastructure (20%) Payments activity 65,326,873 61,946,928
Underwritten transactions in debt and equity

markets

216,358

211,859
Trading Volume (includes the two sub indicators)
– Trading volume fixed income sub indicator 6,824,850 12,900,561
– Trading volume equities and other securities sub indicator 5,068,353 2,855,130
Complexity (20%) Notional amount of OTC derivatives 28,138,484 23,945,530
Trading and other securities 2 111,132 72,514
Level 3 assets 3,581 4,663
1

The G-SIB indicators are prepared based on the methodology prescribed in BCBS guidelines published and disclosed in accordance with OSFI’s Advisory on G-SIBs – Public Disclosure
Requirements. Given the Bank was designated as a G-SIB by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s
Regulatory Capital Disclosures at www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2025 G-SIB indicators.
The Bank is required to submit its G-SIB indicators to OSFI and BCBS for review following the date of this report.

In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the G-SIB indicators listed in the table above, the Bank will publish such revised G-SIB indicators on its website.
2
Includes trading securities, securities designated at FVTPL,

and securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 28
The following table provides details of the

Bank’s regulatory capital position.

TABLE 26: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31 January 31
2026 2025 2025
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 24,855 $ 25,010 $ 25,679
Retained earnings

78,253 78,320 71,718
Accumulated other comprehensive income

10,868 12,874 10,520
Common Equity Tier 1 Capital before regulatory

adjustments

113,976 116,204 107,917
Common Equity Tier 1 Capital regulatory adjustments

Prudential valuation adjustments (175) (165) –
Goodwill (net of related tax liability) (18,248) (18,753) (19,359)
Intangibles (net of related tax liability)

(3,351) (3,316) (3,041)
Deferred tax assets excluding those arising

from temporary differences

(156) (202) (284)
Cash flow hedge reserve

1,304 867 2,859
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(127) (166) (191)
Defined benefit pension fund net assets (net

of related tax liability)

(760) (811) (733)
Investment in own shares

(24) (9) (57)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – – (1,890)
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(52) (90) (35)
Crypto-asset deduction (17) – –
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
22 20 18
Total regulatory adjustments to Common Equity Tier 1 Capital (21,584) (22,625) (22,713)
Common Equity Tier 1 Capital 92,392 93,579 85,204
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
11,620 11,623 11,087
Additional Tier 1 Capital instruments before

regulatory adjustments
11,620 11,623 11,087
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – – (2)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(700) (700) (700)
Total regulatory adjustments to Additional Tier 1 Capital (700) (700) (702)
Additional Tier 1 Capital 10,920 10,923 10,385
Tier 1 Capital 103,312 104,502 95,589
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
10,642 10,733 13,471
Collective allowances 1,141 1,661 1,424
Tier 2 Capital before regulatory adjustments 11,783 12,394 14,895
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 – – (226)
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (30) (30) (20)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– – –
Total regulatory adjustments to Tier 2 Capital (30) (30) (246)
Tier 2 Capital 11,753 12,364 14,649
Total Capital $ 115,065 $ 116,866 $ 110,238
Risk-weighted assets $ 635,191 $ 636,424 $ 649,043
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
14.5% 14.7% 13.1%
Tier 1 Capital (as percentage of risk-weighted assets) 16.3 16.4 14.7
Total Capital (as percentage of risk-weighted assets) 18.1 18.4 17.0
Leverage ratio 2 4.5 4.6 4.2
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure,

as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 29

17
As at January 31, 2026, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.5%, 16.3%,

and 18.1%, respectively. The decrease in the Bank’s CET1 Capital ratio from 14.7% as at October 31, 2025 was

primarily driven by common shares repurchased

for cancellation and growth in RWA, partially offset by earnings net of dividends, credit risk model updates, and

unrealized gains on FVOCI securities.

The Bank expects to reach a CET1 ratio

of approximately 13% by
October 31, 2027
,
.
As at January 31, 2026, the Bank’s leverage ratio

was 4.5%. Compared with the Bank’s leverage ratio

of 4.6% at October 31, 2025, the decrease

was primarily
attributable to common shares repurchased

for cancellation, partially offset by earnings net of dividends and leverage exposure growth across

various segments.
Future Regulatory Capital Developments
Future regulatory capital developments

were described in the “Future Regulatory

Capital Developments” section of the Bank’s

2025 MD&A.
TABLE 27: EQUITY AND OTHER SECURITIES 1
(thousands of shares/units and millions of

Canadian dollars, except as noted)
As at
January 31, 2026 October 31, 2025
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,671,278 $ 24,551 1,689,496 $ 24,727
Treasury – common shares (41) (5) – –
Total common shares 1,671,237 $ 24,546 1,689,496 $ 24,727
Stock options

Vested 6,248 5,160
Non-vested 8,355 9,027
Preferred shares – Class A

Series 1 20,000 $ 500 20,000 $ 500
Series 16 14,000 350 14,000 350
Series 18 14,000 350 14,000 350
Series 27 850 850 850 850
Series 28 800 800 800 800
49,650 $ 2,850 49,650 $ 2,850
Other equity instruments 2,3

Limited Recourse Capital Notes – Series 1 1,750 1,750 1,750 1,750
Limited Recourse Capital Notes – Series 2 1,500 1,500 1,500 1,500
Limited Recourse Capital Notes – Series 3 4 1,750 2,403 1,750 2,403
Limited Recourse Capital Notes – Series 4 4 750 1,023 750 1,023
Limited Recourse Capital Notes – Series 5 750 750 750 750
Limited Recourse Capital Notes – Series 6 4 750 1,037 750 1,037
Perpetual Subordinated Capital Notes – Series

2023-9
5 1 312 1 312
56,901 $ 11,625 56,901 $ 11,625
Treasury – preferred shares and other equity instruments (11) (11) (29) (4)
Total preferred shares and other equity instruments 56,890 $ 11,614 56,872 $ 11,621
1

For further details, including the conversion and exchange features, distributions, and significant terms and conditions,

refer to Note 19 of the Bank’s 2025 Consolidated Financial
Statements.
2

For other equity instruments, the number of shares/units represents the number of notes issued.
3

Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms

and Conditions” table in Note 19 of the Bank’s 2025 Consolidated Financial Statements

for further
details.
4

For LRCNs – Series 3, 4, and 6, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
5

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
DIVIDENDS
On February 25, 2026, the Board approved

a dividend in an amount of one dollar and eight

cents ($1.08) per fully paid common share in

the capital stock of the
Bank for the quarter ending April 30, 2026, payable

on and after April 30, 2026, to shareholders

of record at the close of business on April

9, 2026. The Bank has a
semi-annual dividend review cycle to support

the alignment of shareholder return with

earnings growth.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between

0% to 5% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three months ended January 31,

2026, the Bank satisfied the DRIP requirements

through open market common share purchases

(three months
ended January 31, 2025 – the Bank satisfied

the DRIP requirements through common

shares issued from treasury with no discount).
NORMAL COURSE ISSUER BID
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s normal course issuer bid (2025 NCIB) to
repurchase for cancellation up to $8 billion

of its common shares, not to exceed

100 million common shares. The Bank

completed $8 billion in repurchases

and
terminated the 2025 NCIB in January 2026.

From the commencement of the 2025

NCIB on March 3, 2025, to its completion

and termination on January 15, 2026,
the Bank repurchased 80.2 million shares

under the program, at an average price of $99.74

per share for a total amount of $8.0

billion.
On January 16, 2026, the Bank announced

that the TSX and OSFI have approved

the Bank’s new normal course issuer bid (2026

NCIB) to repurchase for
cancellation up to $7 billion of its common

shares, not to exceed 61 million common

shares. The 2026 NCIB commenced on

January 20, 2026, and will terminate
on (A) the earliest to occur of: (i) January 15,

2027; (ii) the date on which the aggregate

purchase cost of common shares purchased

equals $7 billion; and (iii) the
16
The Bank’s expectations for financial targets are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on actual economic conditions, including the level of unemployment, interest rates, and economic growth or contraction, the operating environment, including regulatory requirements, political environment, and competitive landscape, and the Bank’s assumptions on future business performance, including credit conditions and performance, inclusive of policy and trade uncertainty and borrower or industry specific credit factors and conditions, and foreign exchange impact. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank’s control, including those set out at the beginning of this document in the “Caution Regarding

Forward-Looking Statements” section. Refer to the “Risk Factors That May Affect
Future Results” section of the Bank’s 2025 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates.

Calculated in accordance with the OSFI’s Capital Adequacy Requirements guideline.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 30
date on which the maximum number of

common shares purchasable is reached; or

(B) such earlier date as the Bank may

determine. From the commencement of
the 2026 NCIB on January 20, 2026, to January

31, 2026, the Bank repurchased 3.8 million

shares under the program, at an average price

of $129.06 per share
for a total amount of $0.5 billion.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class

A First Preferred Shares excluding the preferred

shares issued with respect to LRCNs,

the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series of preferred

shares at the time of
conversion, would be 0.6 billion in aggregate.
The LRCNs, by virtue of the recourse to the

preferred shares held in the Limited Recourse

Trust, include NVCC provisions. For LRCNs, if an NVCC

trigger were
to occur, the maximum number of common shares that could

be issued, assuming there are no declared

and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.7 billion in aggregate.
For NVCC subordinated notes and debentures

(including Additional Tier 1 Perpetual Notes), if an

NVCC trigger event were to occur, the maximum number

of
common shares that could be issued, assuming

there is no accrued and unpaid interest

on the respective subordinated notes and debentures,

would be 3.3 billion
in aggregate.
RISK FACTORS AND

MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section of the Bank’s 2025 MD&A and this

Report, there are numerous other risk factors,

many of which
are beyond the Bank’s control and the effects of

which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans,
objectives, and estimates or could impact

the Bank’s reputation or the sustainability of its

business model. All forward-looking statements,

including those in this
MD&A, are, by their very nature, subject

to inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual

results to differ materially
from the plan, objectives, estimates or expectations

expressed in the forward-looking statements.

Some of these factors are discussed

in the “Risk Factors and
Management” section of the 2025

MD&A and in the “Managing Risk” section

of this document, and others are noted in

the “Caution Regarding Forward-Looking
Statements” section of this document.

The Bank has supplemented the following Risk

Factors to reflect developments in the

external environment.
Introduction of New and Changes to

Current Laws, Rules and Regulations
Further to the risks outlined in the Introduction

of New and Changes to Current Laws,

Rules and Regulations section of the Bank’s 2025 MD&A,

the federal
government is implementing AML related

requirements as part of its mandated

five-year review of Canada’s AML regime. In addition,

further changes are
proposed under Bill C-2, the Strong Borders

Act. Those portions that provide FINTRAC

with enhanced supervisory and enforcement

tools and powers, including
the ability to impose larger financial penalties,

have been included in Bill C-12, Strengthening

Canada’s Immigration System and Borders Act,

which is currently
before the Canadian Senate. Many of the provisions

are anticipated to have or will have

short coming into force dates once finalized.

Further changes may be
required following the completion of the

mutual evaluation of Canada’s AML regime by

the Financial Action Task Force (FATF), which is currently underway and anticipated to be completed in mid-2026.

The pace of these changes, the potentially

short timelines to implement and the evolving

risks could result in increased
costs and risks that may negatively impact

the Bank’s businesses, operations, and results.
Model Risk
Further to the model risks outlined in the

Bank’s 2025 MD&A, OSFI released its final Guideline

E-23 – Model Risk Management on September

11, 2025, which
becomes effective on May 1, 2027. This guideline

sets out OSFI’s expectations for effectively managing

risks associated with the use of

traditional models as well
as emerging technologies such as artificial intelligence

and machine learning. TD has completed

its assessment of the requirements of

the guideline and does not
anticipate any issues in complying with

the requirements by the effective date.
MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively taking

and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn a

stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise Risk

Framework. The
Bank’s tolerance to those risks is defined in

the Enterprise Risk Appetite which has been

developed within a comprehensive framework

that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’ on any

single acquisition, business, product or decision;

and (3) do not risk harming
the TD brand. Each business is responsible

for setting and aligning its individual risk

appetites with that of the enterprise

based on a thorough examination of

the
specific risks to which it is exposed.
The Bank considers it critical to regularly

assess its operating environment

and highlight top and emerging risks. These

are risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2025 MD&A.

Additional
information on risk factors can be found in

this document and the 2025 MD&A under

the heading “Risk Factors and Management”.

For a complete discussion of
the risk governance structure and the risk

management approach, refer to the “Managing

Risk” section in the Bank’s 2025 MD&A.
The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended January 31,

2026.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 31
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, non-trading securities,

derivatives,
and certain other repo-style transactions.

Off-balance sheet exposures consist primarily

of undrawn commitments, guarantees,

and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 28: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 5,143 $ 555,026 $ 560,169 $ 5,141 $ 552,249 $ 557,390
Qualifying revolving retail 854 178,004 178,858 871 177,970 178,841
Other retail 3,957 109,362 113,319 3,660 110,316 113,976
Total retail 9,954 842,392 852,346 9,672 840,535 850,207
Non-retail
Corporate 1,953 818,593 820,546 2,402 758,573 760,975
Sovereign 153 461,017 461,170 175 552,954 553,129
Bank 3,077 204,472 207,549 7,121 180,614 187,735
Total non-retail 5,183 1,484,082 1,489,265 9,698 1,492,141 1,501,839
Gross credit risk exposures $ 15,137 $ 2,326,474 $ 2,341,611 $ 19,370 $ 2,332,676 $ 2,352,046
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 32
MARKET RISK

Market risk capital is calculated using the Standardized

Approach under Basel III. The Bank

continues to use Value-at-Risk (VaR) as an internal management metric to monitor and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 29: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 113,672 $ 8,060 $ 105,612 $ – $ 109,417 $ 940 $ 108,477 $ – Interest rate
Trading loans, securities, and other 234,888 230,712 4,176 – 220,136 213,151 6,985 – Interest rate
Non-trading financial assets at
fair value through profit or loss 8,425 – 8,425 – 7,395 – 7,395 –
Equity,

foreign exchange,

interest rate
Derivatives 83,371 76,501 6,870 – 82,972 72,906 10,066 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 7,038 – 7,038 – 6,986 – 6,986 – Interest rate
Financial assets at fair value through
other comprehensive income 127,872 – 127,872 – 126,369 – 126,369 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 234,270 – 234,270 – 240,439 – 240,439 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 222,925 7,406 215,519 – 247,078 7,574 239,504 – Interest rate
Loans, net of allowance for

loan losses 958,486 – 958,486 – 953,012 – 953,012 – Interest rate
Other assets 1 1,933 – 1,933 – 2,047 – 2,047 – Interest rate
Assets not exposed to

market risk
106,426 – – 106,426 98,707 – – 98,707
Total Assets $ 2,099,306 $ 322,679 $ 1,670,201 $ 106,426 $ 2,094,558 $ 294,571 $ 1,701,280 $ 98,707
Liabilities subject to market risk
Trading deposits $ 42,328 $ 30,298 $ 12,030 $ – $ 37,882 $ 28,955 $ 8,927 $ – Equity, interest rate
Derivatives 83,495 80,573 2,922 – 79,356 74,790 4,566 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 25,399 25,399 – – 25,283 25,283 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 225,237 3 225,234 – 197,635 3 197,632 – Interest rate
Deposits 1,245,144 – 1,245,144 – 1,267,104 – 1,267,104 – Interest rate, foreign exchange
Obligations related to securities
sold short 41,455 40,223 1,232 – 43,795 42,475 1,320 – Interest rate
Obligations related to securities sold
under repurchase agreements 213,782 19,785 193,997 – 221,150 13,922 207,228 – Interest rate
Securitization liabilities at amortized
cost 15,021 – 15,021 – 14,841 – 14,841 – Interest rate
Subordinated notes and debentures 10,642 – 10,642 – 10,733 – 10,733 – Interest rate
Other liabilities
1
16,446 – 16,446 – 16,934 – 16,934 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 180,357 – – 180,357 179,845 – – 179,845
Total Liabilities and Equity $ 2,099,306 $ 196,281 $ 1,722,668 $ 180,357 $ 2,094,558 $ 185,428 $ 1,729,285 $ 179,845
1

Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 33
-75
-65
-55
-45
-35
-25
-15
-5
5
15
25
35
45
55
65
75
11/3/2025
11/10/2025 11/17/2025 11/24/2025
12/1/2025 12/8/2025
12/15/2025 12/22/2025 12/30/2025
1/7/2026
1/14/2026 1/21/2026 1/28/2026
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the first quarter ending January

31, 2026,
there were
3 days

of trading losses and trading net revenue

was positive for
95
% of the trading days, reflecting normal

trading activity. Losses in the quarter did
not exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements. The change in VaR on December 1, 2025 reflects an improvement in methodology

and not a change in risk-taking.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes Stress Testing as well
as sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.
TABLE 30: PORTFOLIO MARKET

RISK MEASURES
(millions of Canadian dollars) For the three months ended
January 31 October
31
January
31 2026 2025 2025
As at Average High Low Average Average
Interest rate risk $
18.5
$
12.6
$
25.1
$
5.5
$
7.4
$
12.4
Credit spread risk
15.6
14.8
20.1
11.5
20.1
19.8
Equity risk
14.5
16.1
23.7
11.4
13.8
8.3
Foreign exchange risk
5.7
5.1
44.4
1.3
4.8
4.1
Commodity risk
31.0
37.1
65.5
24.4
38.6
6.0
Idiosyncratic debt specific risk
15.3
15.3
17.7
12.7
15.7
19.6
Diversification effect 1
(61.1)
(58.8)
n/m
2
n/m
(54.6)
(41.8)
Total Value

-at-Risk (one-day)
$
39.5
$
42.2
$
66.5
$
28.0
$
45.8
$
28.4
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 34
Average VaR decreased quarter-over-quarter due to changes in fixed income positions along with the narrower

credit spreads, partially offset by interest rate
positions.
Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Structural (Non-Trading) Interest Rate

Risk

The Bank’s

structural interest rate risk arises from traditional

personal and commercial banking activity

and is generally the result of mismatches between

the
maturities and repricing dates of the Bank’s assets

and liabilities.

The primary measures for managing and

controlling this risk are Economic Value of Shareholders’

Equity (EVE) Sensitivity and Net Interest

Income Sensitivity
(NIIS).
The EVE Sensitivity measures the change in

the net present value of the Bank’s banking

book assets, liabilities, and certain off-balance

sheet items given a
specific interest rate shock. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the NII change over

a twelve-month horizon for a specified

change in interest rates for banking book

assets, liabilities, and certain off-
balance sheet items assuming a constant balance

sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the structural interest rate risk measures.

These limits are periodically reviewed and

approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures.

TABLE 31: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025 January 31, 2025
EVE NII EVE NII EVE NII
Sensitivity 1 Sensitivity 1,2 Sensitivity 1 Sensitivity 2 Sensitivity 1 Sensitivity 1,2
Canadian U.S. Total Canadian U.S. Total Total Total Total Total
dollar 3 dollar dollar 3 dollar
Before-tax impact of

100 bps increase in rates
$
(1,021)
$
(1,500)
$
(2,521)
$
382
$
363
$
745
$
(2,515)
$
790
$
(2,573)
$
597

100 bps decrease in rates
967
1,212
2,179
(417)
(398)
(815)
2,092
(860)
2,056
(789)
1
Does not include exposures from Wholesale Banking.
2

Represents the twelve-month NII exposure to an immediate and sustained shock in rates, and may include adjustments for non-recurring items.
3

Includes other currency exposures.
As at January 31, 2026, an immediate and

sustained 100 bps increase in interest rates

would have had a negative impact to the

Bank’s EVE of $
2,521

million, an
increase of $
6

million from last quarter, and a positive impact to the Bank’s NII of

$
745

million, a decrease of $
45

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have had a positive impact to the Bank’s EVE

of $
2,179

million, an increase of $
87

million from last quarter,
and a negative impact to the Bank’s NII of $
815

million, a decrease of $
45

million from last quarter. EVE Sensitivity was relatively unchanged over the quarter. The
quarter over quarter decrease in NII Sensitivity

is largely attributed to Treasury hedging activity.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 35
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.
TD’S LIQUIDITY RISK APPETITE
TD follows a disciplined liquidity management

program,

which is subject to risk governance and oversight,

and is designed to maintain sufficient liquidity

to permit
the Bank to operate through a significant

liquidity event without relying on extraordinary

central bank assistance. The Bank

maintains access to a stable and
diversified funding base and aligns

its funding profile with that of the assets and

contingent obligations it supports.
WHO MANAGES LIQUIDITY RISK
The Risk Committee, the ALCO and

the Treasurer are accountable for the identification,

assessment, control, monitoring and oversight

of liquidity risk.
●

The Risk Committee regularly reviews the

Bank’s liquidity position and approves the Bank’s

Liquidity Risk Management Framework

biennially and related

policies annually.
●

The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement, management,

and
governance of liquidity risk.

●

The Global Liquidity & Funding (GLF)

Committee, a subcommittee of the ALCO

comprised of senior management from

Treasury, Wholesale Banking and Risk
Management, identifies and monitors the Bank’s liquidity

risks.

In addition to our committee oversight framework,

liquidity risk management activities

are subject to the three lines of defence governance

model. Treasury, the
first line of defence for the management of liquidity

risk, is subject to independent second line

challenge and oversight by Risk Management.

TD’s Internal Audit is
the third line of defence. The three lines of

defence are independent of the business

whose activities generate liquidity risks.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not changed substantially

from that described in the Bank’s 2025 MD&A.

For a
complete discussion of liquidity risk,

refer to the “Liquidity Risk” section in the

Bank’s 2025 MD&A.
Liquid assets
The Bank’s unencumbered liquid assets could be

used to help address potential funding needs

arising from stress events. Liquid asset

eligibility considers
estimated stressed market values and

trading market depth, as well as operational,

legal, or other impediments to sale, rehypothecation

or pledging.
Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 36
TABLE 32: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) As at
Securities
received as
collateral from
securities
financing and
Bank-owned derivative Total Encumbered Unencumbered
liquid assets transactions liquid assets liquid assets liquid assets 1
January 31, 2026
Cash and central bank reserves $
15,468
$
–
$
15,468
$
1,512
$
13,956
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks 2
110,878
102,198
213,076
84,292
128,784
Equities
19,763
3,116
22,879
19,196
3,683
Other debt securities
6,381
6,396
12,777
9,548
3,229
Other securities
–
–
–
–
–
Total Canadian dollar-denominated
152,490
111,710
264,200
114,548
149,652
Cash and central bank reserves
86,866
–
86,866
167
86,699
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks
219,926
141,965
361,891
172,280
189,611
Equities
72,501
54,546
127,047
62,067
64,980
Other debt securities
78,918
21,705
100,623
33,346
67,277
Other securities
28,706
2,811
31,517
9,375
22,142
Total non-Canadian dollar-denominated
486,917
221,027
707,944
277,235
430,709
Total $
639,407
$
332,737
$
972,144
$
391,783
$
580,361
October 31, 2025
Total Canadian dollar

-denominated
$
155,500
$
128,048
$
283,548
$
124,734
$
158,814
Total non-Canadian

dollar-denominated
479,607
223,847
703,454
279,201
424,253
Total $
635,107
$
351,895
$
987,002
$
403,935
$
583,067
1
Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes National Housing Act Mortgage-Backed Securities (NHA MBS).
Unencumbered liquid assets held in The

Toronto-Dominion Bank, its domestic and foreign subsidiaries, and branches are summarized in the following

table.
TABLE 33: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

January 31 October 31
2026 2025
The Toronto-Dominion Bank (Parent) $
251,248
$
257,722
Bank subsidiaries
300,963
306,961
Foreign branches
28,150
18,384
Total $
580,361
$
583,067
The Bank’s

monthly average liquid assets for the quarters

ended January 31, 2026 and October 31,

2025, are summarized in the following table.

TABLE 34: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets 1
January 31, 2026
Cash and central bank reserves $ 17,315 $ – $ 17,315 $ 1,411 $ 15,904
Obligations of government, federal agencies, public sector

entities, and multilateral development banks
2
113,942 104,359 218,301 88,169 130,132
Equities 20,459 3,175 23,634 18,590 5,044
Other debt securities 6,434 6,533 12,967 9,691 3,276
Other securities – – – – –
Total Canadian dollar-denominated 158,150 114,067 272,217 117,861 154,356
Cash and central bank reserves 85,966 – 85,966 177 85,789
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 218,923 156,405 375,328 184,750 190,578
Equities 70,541 53,719 124,260 62,173 62,087
Other debt securities 78,777 20,676 99,453 32,621 66,832
Other securities 33,863 1,858 35,721 8,889 26,832
Total non-Canadian dollar-denominated 488,070 232,658 720,728 288,610 432,118
Total $ 646,220 $ 346,725 $ 992,945 $ 406,471 $ 586,474
October 31, 2025
Total Canadian dollar

-denominated
$ 157,515 $ 118,748 $ 276,263 $ 120,942 $ 155,321
Total non-Canadian

dollar-denominated
479,616 224,723 704,339 280,804 423,535
Total $ 637,131 $ 343,471 $ 980,602 $ 401,746 $ 578,856
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes NHA MBS.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 37
Average unencumbered liquid assets held in

The Toronto-Dominion Bank,

its domestic and foreign subsidiaries,

and branches are summarized in the

following
table.

TABLE 35: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

January 31 October 31
2026 2025
The Toronto-Dominion

Bank (Parent)
$ 259,779 $ 250,998
Bank subsidiaries 300,135
305,921
Foreign branches 26,560 21,937
Total $ 586,474 $ 578,856
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems. TD has pledging policies

in place that govern the amount of assets

we encumber, ensuring sufficient assets are available to meet liquidity requirements. A summary of on- and off-balance

sheet encumbered and unencumbered assets

is presented as follows.
TABLE 36: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral
1
Other
2
Collateral
3
Other
4
January 31, 2026
Cash and due from banks $ 6,287 $ – $ – $ – $ 6,287
Interest-bearing deposits with banks 113,672 7,683 – 95,125 10,864
Securities, trading loans, and other 1,047,174 460,644 25,937 498,562 62,031
Derivatives 83,371 – – – 83,371
Loans, net of allowance for loan losses 931,368 44,744 104,354 64,249 718,021
Other assets 5 102,072 214 – – 101,858
Total assets $ 2,283,944 $ 513,285 $ 130,291 $ 657,936 $ 982,432
October 31, 2025
Total assets $ 2,265,385 $ 525,387 $ 127,282 $ 672,337 $ 940,379
1

Pledged collateral refers to the portion of assets that are pledged through encumbering activities, such as repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems.
2

Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements. This category includes unencumbered loans backed by real estate that qualify as eligible collateral in the Federal Home Loan Bank System.
4

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
5

Other assets include goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Bank’s internal liquidity stress

metric, the Bank performs liquidity

stress testing on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity risk assessments
are also part of the Bank’s Enterprise-Wide Stress

Testing program.
The Bank maintains CFPs for the enterprise

and material subsidiaries operating

in foreign jurisdictions. As they provide a

playbook for managing stressed
liquidity conditions, these plans are an integral

component of the Bank’s overall liquidity risk

management framework. The CFPs outline

different contingency
levels based on the severity and duration of

the liquidity event and identify recovery

actions appropriate for each level. To support operational readiness, CFPs provide key steps required to implement

each recovery action. Regional CFPs identify

recovery actions to address region-specific

stress events. The actions and
governance structure outlined in the Bank’s

CFP are aligned with the Bank’s Crisis Management

Recovery Plan.
CREDIT RATINGS
Credit ratings may affect the Bank’s access to, and cost

of, raising funding and its ability to engage

in certain business activities on a

cost-effective basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on several

factors including the Bank’s
financial strength, competitive position,

and liquidity, as well as factors not entirely within the Bank’s control,

including conditions affecting the overall financial
services industry.
TABLE 37: CREDIT RATINGS 1
As at
January 31, 2026
Moody’s S&P Fitch DBRS
Deposits/Counterparty 2 Aa1 A+ AA AA
Legacy Senior Debt 3 Aa2 A+ AA AA
Senior Debt 4 A2 A- AA- AA (low)
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A A (high)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A (low)
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ BBB (high)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Negative Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
3

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018, which is excluded from the bank recapitalization “bail-in” regime.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 38
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could have been contractually required to be

posted to OTC derivative counterparties as

of the reporting date in the
event of one, two, and three-notch downgrades

of the Bank’s credit ratings.

TABLE 38: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

January 31 October 31
2026 2025
One-notch downgrade $ 873 $ 968
Two-notch downgrade 1,342 1,435
Three-notch downgrade 2,313 2,506
1

These collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO (LCR)

The LCR is a Basel III standard designed to ensure

that banks have an adequate stock of unencumbered

HQLA, consisting of cash or assets that

can be
converted into cash, to meet their liquidity

needs for a 30-calendar day liquidity stress

scenario.

In accordance with OSFI’s LAR, the Bank

must maintain a minimum LCR of 100%,

except during periods of financial stress

when institutions are permitted to
use their stock of HQLA. The Bank’s LCR is

calculated according to the scenario

parameters in the LAR guideline, including

prescribed HQLA eligibility criteria and
haircuts, deposit run-off, and other outflow and

inflow rates. LCR-eligible HQLA consist

primarily of central bank reserves, sovereign-issued

or sovereign-
guaranteed securities, and high-quality

securities issued by non-financial entities.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 39

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 39: AVERAGE LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
January 31, 2026
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 341,809
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 512,136 $ 33,384
Stable deposits 268,789 8,064
Less stable deposits 243,347 25,320
Unsecured wholesale funding, of which: 401,551 194,417
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
151,468 35,617
Non-operational deposits (all counterparties) 225,074 133,791
Unsecured debt 25,009 25,009
Secured wholesale funding n/a 56,000
Additional requirements, of which: 392,289 139,555
Outflows related to derivative exposures and

other collateral requirements
85,605 75,186
Outflows related to loss of funding on debt products 12,007 12,007
Credit and liquidity facilities 294,677 52,362
Other contractual funding obligations 19,894 10,423
Other contingent funding obligations 872,798 13,283
Total cash outflows $ n/a $ 447,062
Cash inflows
Secured lending

$ 301,365 $ 61,426
Inflows from fully performing exposures 26,681 12,153
Other cash inflows 124,014 124,014
Total cash inflows $ 452,060 $ 197,593
Average for the three months ended
January 31, 2026 October 31, 2025
Total adjusted Total adjusted
value value
Total high-quality liquid assets $ 341,809 $ 346,383
Total net cash outflows 249,469 265,844
Liquidity coverage ratio 137% 130%
1

The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended
January 31, 2026

is calculated as an average of the 61 daily data points in the quarter.
2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, and caps as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 137%

for the quarter ended January 31,

2026 and continues to meet regulatory

requirements
.
The Bank holds a variety of liquid assets

commensurate with its liquidity needs.

Most of these liquid assets also qualify as

HQLA under the OSFI LAR guideline.
The Bank’s Level 1 assets for the quarter ended

January 31, 2026, as calculated according

to OSFI LAR and the BCBS LCR requirements,

represent 86% of total
HQLA (October 31, 2025 – 86%).

In accordance with the OSFI LAR guideline,

the Bank’s reported HQLA excludes excess HQLA

from U.S. Banking operations to
reflect liquidity transfer considerations between

U.S. Banking and affiliates as a result of the U.S.

Federal Reserve Board’s regulations. By excluding

excess
HQLA, the U.S. Banking LCR is effectively capped

at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2025 MD&A, the Bank

manages its HQLA and other liquidity buffers to

the higher of
TD’s internal 90-day surplus requirement and its

target buffers over regulatory requirements including

those for LCR, NSFR, and the Net Cumulative

Cash Flow
metrics.
18
The Bank’s expectations regarding liquidity levels are based on the Bank’s assumptions regarding certain factors, including product growth, strategic plans,

and pace of share
repurchases under the Bank’s normal course issuer bid (which is subject to financial forecasts and capital requirements). The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including general market conditions,

economic outlook and geopolitical matters. Refer to the “Risk Factors
That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 40
NET STABLE

FUNDING RATIO (NSFR)
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) to total required stable funding (RSF).

The Bank must maintain an
NSFR equal to or above 100% in accordance

with the LAR guideline. The Bank’s ASF comprises

the Bank’s liability and capital instruments

(including deposits
and wholesale funding). The assets that require

stable funding are a function of the Bank’s on and

off-balance sheet activities,

their liquidity characteristics, and
OSFI’s LAR guideline requirements.

TABLE 40: NET STABLE FUNDING RATIO 1
(millions of Canadian dollars, except

as noted)
As at
January 31, 2026
Unweighted value by residual maturity
6 months to
No

Less than

less than

More than Weighted
maturity
2
6 months

1 year

1 year

value
3
Available Stable Funding Item
Capital $ 121,525 $ n/a $ n/a $ 5,504 $ 127,029
Regulatory capital 121,525 n/a n/a 5,504 127,029
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
467,152 73,276 32,821 28,715 558,938
Stable deposits 254,686 29,087 14,037 13,983 296,902
Less stable deposits 212,466 44,189 18,784 14,732 262,036
Wholesale funding: 269,400 459,409 84,942 238,343 458,145
Operational deposits 119,791 2,580 1 – 61,186
Other wholesale funding 149,610 456,829 84,941 238,343 396,959
Liabilities with matching interdependent assets
4
– 1,487 2,032 37,109 –
Other liabilities: 45,827 96,297 8,087
NSFR derivative liabilities n/a 8,891

n/a

All other liabilities and equity not included

in the above categories
45,827 77,844 2,949 6,613 8,087
Total Available Stable Funding $ 1,152,199
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 61,166
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 136,722 309,423 126,521 667,975 793,885
Performing loans to financial institutions

secured by Level 1 HQLA
– 79,004 5,307 215 9,592
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
– 99,858 9,482 13,956 29,537
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 41,477 60,842 46,181 294,724 343,377
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 37,352 65,100 62,076 283,196 292,943
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 37,352 65,100 62,076 283,196 292,943
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 57,892 4,618 3,474 75,886 118,437
Assets with matching interdependent liabilities
4
– 3,094 2,701 34,834 –
Other assets: 83,596 147,491 119,005
Physical traded commodities, including gold 30,963

n/a

n/a

n/a

26,908
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs – – – 21,577 18,341
NSFR derivative assets

n/a

– – 8,653 –
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

24,788 1,239
All other assets not included in the above

categories
52,633 82,539 2,028 7,905 72,516
Off-balance sheet items

n/a

865,140 31,331
Total Required Stable Funding $ 1,005,388
Net Stable Funding Ratio

115%
As at
October 31, 2025
Total Available Stable Funding $ 1,174,124
Total Required Stable Funding 1,003,524
Net Stable Funding Ratio

117%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR for the quarter ended January

31, 2026 is 115%

(October 31, 2025 – 117%), representing a surplus of $147 billion and adhering to regulatory
requirements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 41
FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.
The Bank’s primary approach to funding is

to maximize the use of deposits raised through

its personal,

wealth and business banking channels.

The deposits
raised from these sources were approximately
62
% (October 31, 2025 –
64
%) of the Bank’s total funding. Non-personal

deposit funding as reflected below does
not include the Bank’s Wholesale Banking deposits

(including Corporate & Investment Banking).
TABLE 41: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)
As at

January 31 October 31
2026 2025
Personal $
638,426
$
650,396
Non-personal
305,646
316,319
Total $
944,072
$
966,715
WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA

MBS, notes backed by credit card
receivables (Evergreen Credit Card Trust) and home equity

lines of credit (Genesis Trust II). The Bank’s wholesale

funding is diversified by geography, currency,
and funding types. The Bank raises short-term

(1 year or less) funding using certificates

of deposit, and commercial paper.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at January 31, 2026.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
Non-Registered Structured Global Medium-Term
Linked Notes Program (US$20 billion)

The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at January 31,

2026, was $191.9 billion
(October 31, 2025

– $192.0 billion).
Note that Table 42: Long-Term Funding and Table

43: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 42: LONG-TERM FUNDING 1
As at
January 31 October 31
Long-term funding by currency 2026

2025
Canadian dollar 25% 26%
U.S. dollar 32 33
Euro 33 32
British pound 5 4
Other 5 5
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 52% 53%
Covered bonds 38 37
Mortgage securitization 2 8 8
Term asset-backed securities 2 2
Total 100% 100%
1
The table includes secured and unsecured,

senior and subordinated notes – excluding

structured notes and commercial paper – issued

to external investors with
an original term-to-maturity of greater than

one year.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 42
The following table represents the remaining

maturity of various sources of funding outstanding

as at January 31, 2026 and October 31, 2025.

TABLE 43: WHOLESALE FUNDING
(millions of Canadian dollars)
As at
January 31 October 31
2026 2025
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
1
$ 1,735 $ 516 $ 216 $ 860 $ 3,327 $ – $ – $ 3,327 $ 2,738
Bearer deposit notes 603 5,569 1,249 461 7,882 – – 7,882 5,732
Certificates of deposit 13,643 27,298 21,943 36,933 99,817 21 – 99,838 90,513
Commercial paper 15,021 19,898 17,527 6,519 58,965 – – 58,965 53,759
Covered bonds – 10,028 3,420 9,710 23,158 19,851 29,523 72,532 70,558
Mortgage securitization 2 33 673 1,423 2,301 4,430 4,075 31,915 40,420 40,124
Legacy senior unsecured medium-term
notes 3 117 – 1,340 – 1,457 – – 1,457 1,455
Senior unsecured medium-term notes 4 – 2,772 6,340 9,910 19,022 26,595 54,144 99,761 100,681
Subordinated notes and debentures 5 – – – – – – 10,642 10,642 10,733
Term asset-backed

securitization
1,640 2,214 3,257 5,523 12,634 1,311 1,454 15,399 15,702
Other 6 47,430 6,776 1,073 2,230 57,509 2,279 3,924 63,712 47,820
Total $ 80,222 $ 75,744 $ 57,788 $ 74,447 $ 288,201 $ 54,132 $ 131,602 $ 473,935 $ 439,815
Of which:
Secured $ 1,673 $ 16,993 $ 8,100 $ 17,534 $ 44,300 $ 25,238 $ 62,894 $ 132,432 $ 126,388
Unsecured 78,549 58,751 49,688 56,913 243,901 28,894 68,708 341,503 313,427
Total $ 80,222 $ 75,744 $ 57,788 $ 74,447 $ 288,201 $ 54,132 $ 131,602 $ 473,935 $ 439,815
1

Only includes fixed-term commercial bank deposits.
2

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
3

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
4

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $2.6 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2025 – $3.3 billion).
5

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
6
Includes fixed-term deposits from non-bank institutions (unsecured) of $36.8 billion (October 31, 2025 – $26.9 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

mortgage-backed securities issued to external

investors for the three
months ended January 31, 2026, were $1.1

billion (three months ended January 31, 2025

– $1.0 billion) and other asset-backed

securities issued for the three
months ended January 31, 2026, were nil (three

months ended January 31,

2025 – $0.2

billion). The Bank also issued $6.4 billion

of unsecured medium-term
notes for the three months ended January

31, 2026

(three months ended January 31, 2025 –

$10.8 billion). Covered bonds issued

for the three months ended
January 31, 2026

were $2.3 billion (three months ended January

31, 2025

– nil).
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. The values of credit instruments reported in the following table represent the maximum amount

of additional credit that the Bank could

be obligated to extend should such instruments

be fully drawn or
utilized. Since a significant portion of guarantees

and commitments are expected to expire

without being drawn upon, the total of the

contractual amounts is not
representative of expected future liquidity requirements.

These contractual obligations have an impact

on the Bank’s short-term and long-term liquidity

and capital
resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

the Bank’s exposure to interest rate and liquidity risk.

The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank
utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit. Additionally, the Bank issues long-term funding in respect of
such non-trading assets and raises short

term funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 43
TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars) As at
January 31, 2026
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,287
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,287
Interest-bearing deposits with banks
110,870
583
206
–
–
–
–
–
2,013
113,672
Trading loans, securities, and other
1
3,308
6,034
7,188
2,556
3,604
11,709
34,863
32,647
132,979
234,888
Non-trading financial assets at fair value through
profit or loss
–
–
521
5
2
552
3,259
1,851
2,235
8,425
Derivatives
10,414
14,640
7,753
5,911
6,370
11,649
17,638
8,996
–
83,371
Financial assets designated at fair value through
profit or loss
408
257
625
224
329
1,328
3,289
578
–
7,038
Financial assets at fair value through other comprehensive

income
1,785
2,732
5,455
5,839
3,172
6,695
50,444
48,444
3,306
127,872
Debt securities at amortized cost, net of allowance
for credit losses
1,574
4,092
9,228
5,941
4,394
39,753
60,544
108,745
(1)
234,270
Securities purchased under reverse repurchase

agreements
2
160,563
33,191
17,136
7,484
3,445
403
700
–
3
222,925
Loans
Residential mortgages

5,379
11,830
18,504
22,643
16,498
74,375
110,524
48,398
–
308,151
Consumer instalment and other personal
1,624
3,873
8,194
6,551
5,488
32,888
103,033
37,746
67,233
266,630
Credit card
–
–
–
–
–
–
–
–
41,070
41,070
Business and government

67,097
15,673
17,375
16,585
15,415
38,638
90,684
55,595
34,139
351,201
Total loans
74,100
31,376
44,073
45,779
37,401
145,901
304,241
141,739
142,442
967,052
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,566)
(8,566)
Loans, net of allowance for loan losses
74,100
31,376
44,073
45,779
37,401
145,901
304,241
141,739
133,876
958,486
Goodwill
3
–
–
–
–
–
–
–
–
18,472
18,472
Other intangibles
3
–
–
–
–
–
–
–
–
3,437
3,437
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
2
4
7
15
66
697
3,230
5,894
9,915
Deferred tax assets
–
–
–
–
–
–
–
–
4,983
4,983
Amounts receivable from brokers, dealers, and clients
37,015
–
–
–
–
–
–
–
–
37,015
Other assets
5,431
4,441
1,120
615
494
203
494
497
14,955
28,250
Total assets $
411,755
$
97,348
$
93,309
$
74,361
$
59,226
$
218,259
$
476,169
$
346,727
$
322,152
$
2,099,306
Liabilities
Trading deposits $
2,154
$
7,618
$
3,793
$
4,731
$
5,009
$
7,361
$
8,211
$
3,451
$
–
$
42,328
Derivatives
13,868
13,526
9,728
5,681
5,691
8,527
17,318
9,156
–
83,495
Securitization liabilities at fair value
33
485
1,061
742
605
2,508
14,566
5,399
–
25,399
Financial liabilities designated at

fair value through profit or loss

71,453
56,421
48,410
29,282
19,378
–
3
–
290
225,237
Deposits
4,5
Personal
15,434
24,951
25,720
19,759
17,493
16,699
12,407
1
505,962
638,426
Banks
10,149
4,179
–
48
–
1
2
–
10,150
24,529
Business and government
21,121
27,199
17,904
10,590
15,004
47,910
52,756
34,511
355,194
582,189
Total deposits
46,704
56,329
43,624
30,397
32,497
64,610
65,165
34,512
871,306
1,245,144
Obligations related to securities sold short
1
2,494
1,769
946
1,236
634
6,283
12,660
12,116
3,317
41,455
Obligations related to securities sold under repurchase

agreements
2
187,630
20,130
5,136
707
95
44
40
–
–
213,782
Securitization liabilities at amortized cost
–
188
362
568
387
1,566
5,195
6,755
–
15,021
Amounts payable to brokers, dealers, and clients
29,328
–
–
–
–
–
–
–
–
29,328
Insurance-related liabilities
222
411
617
617
650
1,196
1,994
856
807
7,370
Other liabilities
8,261
2,564
2,266
1,372
2,814
2,455
1,513
5,713
7,551
34,509
Subordinated notes and debentures

–
–
–
–
–
–
–
10,642
–
10,642
Equity
–
–
–
–
–
–
–
–
125,596
125,596
Total liabilities and equity $
362,147
$
159,441
$
115,943
$
75,333
$
67,760
$
94,550
$
126,665
$
88,600
$
1,008,867
$
2,099,306
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
12,183
$
40,416
$
36,226
$
24,027
$
25,417
$
51,621
$
176,008
$
4,861
$
1,896
$
372,655
Other commitments
8
118
207
323
228
369
879
2,618
302
12
5,056
Unconsolidated structured entity commitments
233
1,286
3,385
751
3,411
6,180
2,046
–
–
17,292
Total off-balance sheet commitments $
12,534
$
41,909
$
39,934
$
25,006
$
29,197
$
58,680
$
180,672
$
5,163
$
1,908
$
395,003
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
73

billion of covered bonds with remaining contractual maturities of $
10

billion in ‘over 1 months to 3 months’, $
3

billion in ‘over 3 months to 6 months’, $
5

billion in ‘over 6
months to 9 months’, $
5

billion in ‘over 9 months to 1 year’, $
20

billion in ‘over 1 to 2 years’, $
22

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
531

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 44
TABLE 44: REMAINING CONTRACTUAL MATURITY

(continued)
(millions of Canadian dollars) As at
October 31, 2025
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
7,512
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
7,512
Interest-bearing deposits with banks
106,857
724
39
–
–
–
–
–
1,797
109,417
Trading loans, securities, and other
1
4,243
5,867
5,219
3,647
4,107
10,100
33,372
31,052
122,529
220,136
Non-trading financial assets at fair value through
profit or loss
–
–
–
74
–
332
2,939
1,873
2,177
7,395
Derivatives
10,478
12,594
7,269
4,638
5,006
11,761
17,913
13,313
–
82,972
Financial assets designated at fair value through
profit or loss
271
226
543
649
251
1,396
2,715
935
–
6,986
Financial assets at fair value through other comprehensive

income
1,959
4,006
3,698
3,802
6,061
6,002
48,054
49,739
3,048
126,369
Debt securities at amortized cost, net of allowance
for credit losses
4,850
3,768
5,670
7,152
3,992
28,954
70,952
115,102
(1)
240,439
Securities purchased under reverse repurchase

agreements
2
164,872
40,541
28,394
6,906
4,840
786
739
–
–
247,078
Loans
Residential mortgages

3,463
7,240
16,334
25,284
23,462
78,900
112,140
48,240
–
315,063
Consumer instalment and other personal
1,115
2,652
6,373
9,240
7,052
31,673
96,668
37,975
66,285
259,033
Credit card
–
–
–
–
–
–
–
–
41,662
41,662
Business and government

59,741
12,360
13,577
17,631
17,491
44,950
89,699
56,975
33,519
345,943
Total loans
64,319
22,252
36,284
52,155
48,005
155,523
298,507
143,190
141,466
961,701
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,689)
(8,689)
Loans, net of allowance for loan losses
64,319
22,252
36,284
52,155
48,005
155,523
298,507
143,190
132,777
953,012
Goodwill
3
–
–
–
–
–
–
–
–
18,980
18,980
Other intangibles
3
–
–
–
–
–
–
–
–
3,409
3,409
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
3
2
4
10
86
679
3,333
6,015
10,132
Deferred tax assets
–
–
–
–
–
–
–
–
5,388
5,388
Amounts receivable from brokers, dealers, and clients
27,345
–
–
–
–
–
–
–
–
27,345
Other assets
5,207
2,630
3,076
521
485
199
412
507
14,951
27,988
Total assets $
397,913
$
92,611
$
90,194
$
79,548
$
72,757
$
215,139
$
476,282
$
359,044
$
311,070
$
2,094,558
Liabilities
Trading deposits $
3,346
$
4,147
$
5,288
$
2,790
$
4,967
$
6,314
$
7,931
$
3,099
$
–
$
37,882
Derivatives
10,690
13,350
8,930
7,039
4,359
8,034
15,169
11,785
–
79,356
Securitization liabilities at fair value
–
1,096
570
1,069
739
2,248
13,667
5,894
–
25,283
Financial liabilities designated at

fair value through profit or loss

48,996
46,231
57,600
26,665
17,192
652
3
–
296
197,635
Deposits
4,5
Personal
15,300
30,652
24,351
17,289
19,285
17,296
12,784
2
513,437
650,396
Banks
15,232
96
56
–
49
2
2
–
11,796
27,233
Business and government
18,548
20,498
19,236
15,276
10,272
51,067
56,791
32,004
365,783
589,475
Total deposits
49,080
51,246
43,643
32,565
29,606
68,365
69,577
32,006
891,016
1,267,104
Obligations related to securities sold short
1
2,677
575
1,304
1,647
1,245
6,351
14,346
12,879
2,771
43,795
Obligations related to securities sold under repurchase

agreements
2
196,625
20,970
3,017
237
114
164
23
–
–
221,150
Securitization liabilities at amortized cost
–
719
182
367
567
1,602
5,104
6,300
–
14,841
Amounts payable to brokers, dealers, and clients
27,434
–
–
–
–
–
–
–
–
27,434
Insurance-related liabilities
215
405
607
608
641
1,137
1,508
1,288
869
7,278
Other liabilities
5,198
6,600
2,535
1,628
922
2,380
2,024
5,944
7,009
34,240
Subordinated notes and debentures

–
–
–
–
–
–
–
10,733
–
10,733
Equity
–
–
–
–
–
–
–
–
127,827
127,827
Total liabilities and equity $
344,261
$
145,339
$
123,676
$
74,615
$
60,352
$
97,247
$
129,352
$
89,928
$
1,029,788
$
2,094,558
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
16,424
$
45,279
$
31,734
$
23,774
$
23,268
$
49,354
$
174,265
$
3,658
$
1,990
$
369,746
Other commitments
8
131
233
271
325
246
931
2,864
376
12
5,389
Unconsolidated structured entity commitments
1,312
1,004
1,855
3,143
1,787
7,012
2,930
–
–
19,043
Total off-balance sheet commitments $
17,867
$
46,516
$
33,860
$
27,242
$
25,301
$
57,297
$
180,059
$
4,034
$
2,002
$
394,178
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
70

billion of covered bonds with remaining contractual maturities of $
10

billion in ‘over 3 months to 6 months’, $
4

billion in ‘over 6 months to 9 months’, $
5

billion in ‘over 9
months to 1 year’, $
24

billion in ‘over 1 to 2 years’, $
19

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
623

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In May 2025, OSFI released draft guidelines

for its 2026 proposed amendments to LAR

for public consultation. Proposals introduce deposit

categorizations for
measuring liquidity risks from structured

notes and deposits sourced through non-bank

financial intermediaries and clarify expectations

for instruments with
contingent features and/or uncertain maturity

profiles, particularly in relation to their early

redemption characteristics and associated

liquidity implications. Finalized
rules were set in January 2026 for implementation

in May 2026.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 45
ISSB – IFRS S1 and IFRS S2
In March 2025, OSFI released updates to

Guideline B-15 to ensure continued interoperability

with the requirements of the final Canadian Sustainability

Standards
Board (CSSB) standards. Key updates include

postponing the implementation date

for industry-based metrics and Scope

3 GHG emissions disclosures from fiscal
year end 2025 to 2028. The Bank’s 2025 annual

sustainability report suite will incorporate

the phased-in cross-industry metrics requirements,

effective for
October 31, 2025.
In April 2025, the Canadian Securities Administrators

(CSA) announced that it is pausing work

on the development of a new mandatory

climate-related disclosure
rule that is based on the two standards issued

by the CSSB. The CSSB standards were

released in December 2024 and are based

on the international
sustainability standards issued by the International

Sustainability Standards Board (ISSB).

They set out the disclosure requirements for

financially material
information about sustainability and climate-related

risks and opportunities to meet investor

information needs. For these standards

to become mandatory
requirements in Canada, they would need

to be incorporated into a CSA rule. The Bank

continues to assess the impact of adopting these

standards and to monitor
developments from various standard setters

and regulators.
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2025 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended January 31, 2026.
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third-party originated

assets through Bank-sponsored SEs, including

its multi-seller conduits which are not consolidated.

Multi-seller conduits
securitize third-party originated assets.

The Bank administers multi-seller conduits

and provides liquidity facilities as well as

securities distribution services; it may
also provide credit enhancements. TD’s total potential

exposure to loss through the provision

of liquidity facilities for multi-seller conduits

was $56.5 billion as at
January 31, 2026

(October 31, 2025

– $57.5 billion). As at January 31, 2026, the Bank

had funded exposure of $39.2 billion under

such liquidity facilities relating to
outstanding issuances of asset-backed

commercial paper (ABCP)

(October 31, 2025

– $38.5 billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s first quarter

2026 Interim Consolidated Financial Statements

and 2025

Annual Consolidated Financial Statements.

For details
of the Bank’s significant accounting judgments,

estimates, and assumptions under IFRS,

refer to Note 3 of the Bank’s first quarter

2026 Interim Consolidated
Financial Statements and the Bank’s 2025

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three months ended

January 31, 2026.
ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial Statements.

The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of judgments,

estimates,

and assumptions in the assessment of the

current and forward-looking economic

environment.
There remains elevated economic uncertainty, and management

continues to exercise expert credit judgment

in assessing if an exposure has experienced
significant increase in credit risk since initial

recognition and in determining the amount

of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied,

including for risks related to elevated
uncertainty associated with policy and trade,

and such adjustments will be updated as appropriate

in future periods.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three

months ended January 31, 2026. Refer to Note

4 of the Bank’s 2025 Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s first quarter

2026 Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to accounting
policies, procedures, and estimates.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 46
GLOSSARY
FINANCIAL AND BANKING TERMS
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS):

A performance measure calculated by
dividing net income available to common

shareholders by the weighted average
number of common shares outstanding

for the period. Adjusted basic EPS is
calculated in the same manner using adjusted

net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS:

A performance measure calculated by dividing

net income
available to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio:

A ratio represents the percentage of Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 47
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and adjusted total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the FSB in
May 2012, comprised of banks, analysts, investors,

and auditors, with the goal
of enhancing the risk disclosures of banks and

other financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that
have multiple derivative contracts with each

other that provide for the net
settlement of all contracts through a single

payment, in a single currency, in
the event of default or termination of any one

contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Operating Leverage: A
non-GAAP measure that the Bank calculates

as the
difference between the % change in adjusted

revenue (U.S. Banking in source
currency) net of insurance service expense

(ISE), and adjusted expenses
(U.S. Banking in US$) grossed up by the

retailer program partners’

share of
PCL for the Bank’s U.S. strategic card portfolio.

Collectively, these
adjustments provide a measure of operating

leverage that management
believes is more reflective of underlying business

performance.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio:

A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
available to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles, which are
treated as an item of note, as a percentage

of average Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 48
Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory

risk-
weight factor to on and off-balance sheet exposures.

The risk-weight factors are
established by the OSFI to convert on and off-balance

sheet exposures to a
comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of a
financial asset that are consistent with a basic

lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified period
of time.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and other acquired

intangible assets, net of related
deferred tax liabilities. It can be utilized in assessing

the Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 49
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars)
January 31, 2026 October 31, 2025
ASSETS
Cash and due from banks $
6,287
$
7,512
Interest-bearing deposits with banks
113,672
109,417
119,959
116,929
Trading loans, securities, and other

(Note 4)
234,888
220,136
Non-trading financial assets at fair value through profit or loss

(Note 4)
8,425
7,395
Derivatives

(Note 4)
83,371
82,972
Financial assets designated at fair value through profit or

loss

(Note 4)
7,038
6,986
Financial assets at fair value through other comprehensive income

(Note 4)
127,872
126,369
461,594
443,858
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
234,270
240,439
Securities purchased under reverse repurchase agreements

222,925
247,078
Loans (Notes 4, 6)
Residential mortgages
308,151
315,063
Consumer instalment and other personal
266,630
259,033
Credit card
41,070
41,662
Business and government
351,201
345,943
967,052
961,701
Allowance for loan losses

(Note 6)
(8,566)
(8,689)
Loans, net of allowance for loan losses
958,486
953,012
Other
Goodwill
18,472
18,980
Other intangibles
3,437
3,409
Land, buildings, equipment, other depreciable assets and

right-of-use assets
9,915
10,132
Deferred tax assets
4,983
5,388
Amounts receivable from brokers, dealers, and clients
37,015
27,345
Other assets

(Note 8)
28,250
27,988
102,072
93,242
Total assets $
2,099,306
$
2,094,558
LIABILITIES
Trading deposits

(Notes 4, 9)
$
42,328
$
37,882
Derivatives

(Note 4)
83,495
79,356
Securitization liabilities at fair value

(Note 4)
25,399
25,283
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 9)
225,237
197,635
376,459
340,156
Deposits (Notes 4, 9)
Personal

638,426

650,396
Banks
24,529
27,233
Business and government
582,189
589,475
1,245,144
1,267,104
Other
Obligations related to securities sold short

(Note 4)
41,455
43,795
Obligations related to securities sold under repurchase agreements
213,782
221,150
Securitization liabilities at amortized cost

(Note 4)
15,021
14,841
Amounts payable to brokers, dealers, and clients
29,328
27,434
Insurance contract liabilities
7,370
7,278
Other liabilities

(Note 10)
34,509
34,240
341,465
348,738
Subordinated notes and debentures (Notes 4, 11)
10,642
10,733
Total liabilities
1,973,710
1,966,731
EQUITY
Shareholders’ Equity
Common shares

(Note 12)
24,551
24,727
Preferred shares and other equity instruments

(Note 12)
11,625
11,625
Treasury – common shares

(Note 12)
(5)
–
Treasury – preferred shares and other

equity instruments

(Note 12)
(11)
(4)
Contributed surplus
315
285
Retained earnings
78,253
78,320
Accumulated other comprehensive income (loss)
10,868
12,874
Total equity
125,596
127,827
Total liabilities and equity $
2,099,306
$
2,094,558
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 50
INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except

as noted)

For the three months ended
January 31 January 31
2026 2025
Interest income 1

(Note 19)
Loans $
12,719
$
13,467

Reverse repurchase agreements
2,217
2,606
Securities
Interest
4,259
4,702
Dividends
632
523
Deposits with banks
869
1,574
20,696
22,872
Interest expense (Note 19)
Deposits
8,586
11,223
Securitization liabilities
231
228
Subordinated notes and debentures
122
135
Repurchase agreements and short sales
2,752
2,990
Other
216
430
11,907
15,006
Net interest income
8,789
7,866
Non-interest income
Investment and securities services
2,369
2,014
Credit fees
393
419
Trading income (loss)
1,499
1,305
Service charges
703
686
Card services
728
773
Insurance revenue
2,001
1,870
Other income (loss)

(Note 5)
103
(884)
7,796
6,183
Total revenue
16,585
14,049
Provision for (recovery of) credit losses

(Note 6)
1,039
1,212
Insurance service expenses
1,622
1,507
Non-interest expenses
Salaries and employee benefits
4,957
4,650
Occupancy, including depreciation
517
512
Technology and equipment, including depreciation
707
689
Amortization of other intangibles

208
187
Communication and marketing
355
341
Restructuring charges

(Note 17)
200
–
Brokerage-related and sub-advisory fees
128
129
Professional, advisory and outside services
1,046
893
Other
635
669
8,753
8,070
Income before income taxes and share

of net income from investment

in Schwab
5,171
3,260
Provision for (recovery of) income taxes
1,128
698
Share of net income from investment

in Schwab (Note 7)
–
231
Net income

4,043
2,793
Preferred dividends and distributions

on other equity instruments
101
86
Net income available to common shareholders $
3,942
$
2,707
Earnings per share

(Canadian dollars)

(Note 16)
Basic $
2.35
$
1.55
Diluted
2.34
1.55
Dividends per common share

(Canadian dollars)
1.08
1.05
1

Includes $
18,724

million and $
20,746

million for the three months ended January 31, 2026 and January 31, 2025, respectively,

which have been calculated based on the effective interest
rate method (EIRM).
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 51
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended
January 31 January 31
2026 2025
Net income $
4,043
$
2,793
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Unrealized gain/(loss)
334
134
Reclassification to earnings of net loss/(gain)
(4)
9
Allowance for credit losses recognized in earnings
1
(1)
Income taxes relating to:
Unrealized gain/(loss)
(89)
(35)
Reclassification to earnings of net loss/(gain)
2
2
244
109
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
(3,552)
5,219
Reclassification to earnings of net loss/(gain)
–
–
Net gain/(loss) on hedges
2,410
(3,576)
Reclassification to earnings of net loss/(gain)

on hedges
–
–
Income taxes relating to:
Net gain/(loss) on hedges
(670)
993
Reclassification to earnings of net loss/(gain)

on hedges
–
–
(1,812)
2,636
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Gain/(loss)
(1,959)
1,489
Reclassification to earnings of loss/(gain)
1,346
(1,184)
Income taxes relating to:
Gain/(loss)
509
(381)
Reclassification to earnings of loss/(gain)
(342)
281
(446)
205
Share of other comprehensive income (loss)

from investment in Schwab
–
(338)
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
(69)
23
Income taxes
19
(5)
(50)
18
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Net unrealized gain/(loss)
29
14
Income taxes
(8)
(3)
21
11
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
(17)
(10)
Income taxes
4
3
(13)
(7)
Total other comprehensive income (loss)
(2,056)
2,634
Total comprehensive income (loss) $
1,987
$
5,427
Available to:
Common shareholders $
1,886
$
5,341
Preferred shareholders and other equity instrument

holders

101

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 52
INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended
January 31, 2026 January 31, 2025
Common shares (Note 12)
Balance at beginning of period $
24,727
$
25,373
Proceeds from shares issued on exercise of stock options
108
25
Shares issued as a result of dividend reinvestment plan
–
130
Purchase of shares for cancellation and other
(284)
–
Balance at end of period
24,551
25,528
Preferred shares and other equity instruments (Note 12)

Balance at beginning of period
11,625
10,888
Issuance of shares and other equity instruments
–
750
Redemption of shares and other equity instruments
–
(500)
Balance at end of period
11,625
11,138
Treasury – common shares (Note 12)

Balance at beginning of period
–
(17)
Purchase of shares
(3,314)
(3,504)
Sale of shares
3,309
3,483
Balance at end of period
(5)
(38)
Treasury – preferred shares and other equity instruments (Note 12)

Balance at beginning of period
(4)
(18)
Purchase of shares and other equity instruments
(162)
(1,120)
Sale of shares and other equity instruments
155
1,087
Balance at end of period
(11)
(51)
Contributed surplus

Balance at beginning of period
285
204
Net premium (discount) on sale of treasury instruments
6
(12)
Issuance of stock options, net of options exercised

13
–
Other
11
(3)
Balance at end of period
315
189
Retained earnings

Balance at beginning of period
78,320
70,826
Net income available to equity instrument holders
4,043
2,793
Common dividends
(1,811)
(1,836)
Preferred dividends and distributions on other equity instruments
(101)
(86)
Share and other equity instrument issue expenses
–
(2)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 12)
(2,162)
–
Remeasurement gain/(loss) on employee benefit plans
(50)
18
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
14
5
Balance at end of period
78,253
71,718
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
283
(208)
Other comprehensive income (loss)
243
110
Allowance for credit losses
1
(1)
Balance at end of period

527
(99)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period
146
35
Other comprehensive income (loss)
35
16
Reclassification of loss/(gain) to retained earnings
(14)
(5)
Balance at end of period

167
46
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period
(28)
(22)
Other comprehensive income (loss)
(13)
(7)
Balance at end of period

(41)
(29)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period
13,242
12,893
Other comprehensive income (loss)
(1,812)
2,636
Balance at end of period

11,430
15,529
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(769)
(2,924)
Other comprehensive income (loss)
(446)
205
Balance at end of period

(1,215)
(2,719)
Share of accumulated other comprehensive income (loss) from investment in Schwab
–
(2,208)
Total accumulated other comprehensive income
10,868
10,520
Total equity $
125,596
$
119,004
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 53
INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended
January 31 January 31
2026 2025
Cash flows from (used in) operating activities
Net income $
4,043
$
2,793
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses

(Note 6)
1,039
1,212
Depreciation
338
345
Amortization of other intangibles
208
187
Net securities loss/(gain)

(Note 5)
(3)
920
Share of net income from investment in Schwab

(Note 7)
–
(231)
Deferred taxes
426
(70)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 8, 10)
(80)
(237)
Obligations related to securities sold under repurchase agreements
(7,368)
(8,044)
Securities purchased under reverse repurchase agreements
24,153
(13,902)
Obligations related to securities sold short
(2,340)
6,571
Trading loans, securities, and other
(14,752)
(23,085)
Loans net of securitization and sales
(6,527)
(17,124)
Deposits
(17,514)
18,592
Derivatives
3,740
825
Non-trading financial assets at fair value through profit or loss
(1,030)
(941)
Financial assets and liabilities designated at fair value through profit or loss
27,550
2,904
Securitization liabilities
296
1,149
Current income taxes
(103)
(1,581)
Amounts receivable and payable from brokers, dealers,

and clients
(7,776)
(3,979)
Other, including unrealized foreign currency

translation loss/(gain)
8,285
(16,583)
Net cash from (used in) operating activities
12,585
(50,279)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 11)
–
2,112
Redemption or repurchase of subordinated notes and

debentures

(Note 11)
(6)
(67)
Common shares issued, net of issuance costs

(Note 12)
98
22
Repurchase of common shares, including tax on net value

of share repurchases

(Note 12)
(2,446)
–
Preferred shares and other equity instruments issued,

net of issuance costs

(Note 12)
–
748
Redemption of preferred shares and other equity instruments

(Note 12)
–
(500)
Sale of treasury shares and other equity instruments

(Note 12)
3,470
4,558
Purchase of treasury shares and other equity instruments

(Note 12)
(3,476)
(4,624)
Dividends paid on shares and distributions paid on other equity instruments
(141)
(1,792)
Repayment of lease liabilities
(163)
(169)
Net cash from (used in) financing activities
(2,664)
288
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
(6,928)
39,040
Activities in financial assets at fair value through other comprehensive income
Purchases
(12,012)
(20,977)
Proceeds from maturities
7,278
8,306
Proceeds from sales
482
840
Activities in debt securities at amortized cost
Purchases
(12,045)
(7,133)
Proceeds from maturities
12,746
12,590
Proceeds from sales
47
17,752
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(531)
(497)
Net cash from (used in) investing activities
(10,963)
49,921
Effect of exchange rate changes on cash and

due from banks
(183)
185
Net increase (decrease) in cash and due from banks
(1,225)
115
Cash and due from banks at beginning of period
7,512
6,437
Cash and due from banks at end of period $
6,287
$
6,552
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
1,497
$
1,321
Amount of interest paid during the period

12,014

15,478
Amount of interest received during the period
20,091
22,584
Amount of dividends received during the period
643
626
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 54
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Banking, Wealth Management and Insurance,

and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements have been prepared

on a condensed basis in accordance with

International Accounting Standards
34, Interim Financial Reporting

(IAS 34), as issued by the International

Accounting Standards Board (IASB) and

with the accounting policies as described in

Note 2
of the Bank’s 2025 Annual Consolidated Financial

Statements, including the accounting requirements

of the Office of the Superintendent of Financial

Institutions
Canada (OSFI), which were consistently

applied to all periods presented.

The Interim Consolidated Financial Statements

are presented in Canadian dollars,
unless otherwise indicated.
Certain comparative amounts have been

revised to conform with the presentation adopted

in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described in

Note 3 of the Bank’s 2025
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events in

similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three months ended January

31, 2026, were approved and authorized

for issue by the Bank’s Board of
Directors on February 25, 2026,

in accordance with a recommendation of

the Audit Committee.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2025

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2025
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by International

Financial Reporting Standards.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three months ended

January 31, 2026.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three

months ended January 31, 2026. Refer to Note

4 of the Bank’s 2025 Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact on

the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that the

processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2025

Annual
Consolidated Financial Statements for a description

of significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied,

including for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future periods.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 55
NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three months ended
January 31, 2026.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
176,562
$
176,063
$
183,593
$
182,478
Other debt securities
57,708
57,695
56,846
56,679
Total debt securities at amortized cost, net of allowance for credit losses
234,270
233,758
240,439
239,157
Total loans, net of allowance for loan losses

958,486
961,507
953,012
956,424
Total financial assets not carried at fair value $
1,192,756
$
1,195,265
$
1,193,451
$
1,195,581
FINANCIAL LIABILITIES
Deposits $
1,245,144
$
1,245,666
$
1,267,104
$
1,267,466
Securitization liabilities at amortized

cost

15,021
15,029
14,841
14,805
Subordinated notes and debentures

10,642

10,770

10,733
10,929
Total financial liabilities not carried at fair value $
1,270,807
$
1,271,465
$
1,292,678
$
1,293,200
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 56
(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on a

recurring basis as at
January 31, 2026 and October 31, 2025.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
1
Government and government-related securities
Canadian government debt
Federal $
3,860
$
3,358
$
–
$
7,218
$
4,892
$
3,875
$
–
$
8,767
Provinces

–
5,678
–
5,678
–
4,537
–
4,537
U.S. federal, state, municipal governments,

and agencies debt
2,352
23,422
–
25,774
2,973
20,811
–
23,784
Other OECD 2

government-guaranteed debt
238
7,188
–
7,426
283
5,818
–
6,101
Mortgage-backed securities
–
766
–
766
–
768
–
768
Other debt securities
Canadian issuers

–
6,223
66
6,289
–
6,695
67
6,762
Other issuers
–
19,561
1
19,562
–
16,508
–
16,508
Equity securities
98,186
278
23
98,487
87,713
171
25
87,909
Trading loans

–
28,859
179
29,038
–
30,032
–
30,032
Commodities
32,503
2,146
–
34,649
33,446
1,521
–
34,967
Retained interests
–
1
–
1
–
1
–
1

137,139
97,480
269
234,888
129,307
90,737
92
220,136
Non-trading financial assets at fair value

through profit or loss
Securities
431
5,577
1,622
7,630
465

5,019
1,567
7,051
Loans
–
795
–
795
–
344
–
344
431
6,372
1,622
8,425
465
5,363
1,567
7,395
Derivatives
Interest rate contracts

1
7,074
10
7,085
6

10,990
8
11,004
Foreign exchange contracts

99
54,103
–
54,202
30
53,576
3
53,609
Credit contracts

–
80
–
80
–
44
–
44
Equity contracts

152
12,856
–
13,008
162
12,534
–
12,696
Commodity and other contracts

2,249
6,732
15
8,996
752
4,867
–
5,619
2,501
80,845
25
83,371
950
82,011
11
82,972
Financial assets designated at
fair value through profit or loss
Securities
1
–
7,038
–
7,038
–

6,986
–
6,986
–
7,038
–
7,038
–
6,986
–
6,986
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
4
16,018
–
16,022
100
15,791
–
15,891
Provinces

–
20,908
–
20,908
–
21,080
–
21,080
U.S. federal, state, municipal governments,

and agencies debt
830
55,189
–
56,019
851
53,641
–
54,492
Other OECD government-guaranteed debt
–
8,023
–
8,023
–
7,875
–
7,875
Mortgage-backed securities
–
1,748
–
1,748
–
1,896
–
1,896
Other debt securities
Asset-backed securities
–
8,616
–
8,616
–
8,709
–
8,709
Corporate and other debt
–
12,752
–
12,752
–
13,091
–
13,091
Equity securities
1,145
2
2,159
3,306
1,136
–
1,911
3,047
Loans
–
478
–
478
–
288
–
288

1,979
123,734
2,159
127,872
2,087
122,371
1,911
126,369
Securities purchased under reverse
repurchase agreements
–
7,406
–
7,406
–
7,574
–
7,574
FINANCIAL LIABILITIES
Trading deposits

–

42,104

224

42,328

–
37,609
273
37,882
Derivatives

Interest rate contracts

2
6,948
72
7,022
6

9,572

76

9,654
Foreign exchange contracts

136
46,037
1
46,174
24
42,496
5
42,525
Credit contracts

–
423
–
423
–
440
–
440
Equity contracts

–
19,096
120
19,216
–
19,528
155
19,683
Commodity and other contracts

2,806
7,822
32
10,660
806
6,193
55
7,054
2,944
80,326
225
83,495
836
78,229
291

79,356
Securitization liabilities at fair value
–
25,399
–
25,399
–

25,283

–

25,283
Financial liabilities designated at fair value
through profit or loss
–
225,237
–
225,237
–

197,633

2

197,635
Obligations related to securities sold short 1

12,578
28,877
–
41,455
15,342

28,453

–

43,795
Obligations related to securities sold
under repurchase agreements
–
11,531
–
11,531
–
11,557
–
11,557
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 57
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values

as at the end of each
reporting period. Assets and liabilities are

transferred between Level 1 and Level 2

depending on whether there is sufficient frequency

and volume in an active
market.
During the three months ended January 31,

2026, the Bank transferred $
1,752

million of trading loans, securities, and other, $
2

million of financial assets at fair
value through other comprehensive income

(FVOCI), and $
1,062

million of obligations related to securities

sold short from Level 2 to Level 1. During

the three
months ended January 31, 2026, the Bank

transferred $
2,828

million of trading loans, securities, and other, $
510

million of financial assets at FVOCI, and
$
2,165

million of obligations related to securities sold

short from Level 1 to Level 2. There were no

significant transfers between Level 1 and

Level 2 during the
three months ended January 31, 2025.
There were no significant transfers between

Level 2 and Level 3 during the three

months ended January 31, 2026 and January

31, 2025.
There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three

months ended
January 31, 2026 and January 31, 2025.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 58
(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three
months ended January 31, 2026 and January

31, 2025.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
November 1 Included Included Purchases/ Sales/ Into Out of January 31 instruments
2025 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2026 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
67
$
1
$
–
$
–
$
(4)
$
3
$
–
$
67
$
(4)
Equity securities
25
(2)
–
–
–
–
–
23
–
Trading loans
–
(114)
–
293
–
–
–
179

92
(115)
–
293
(4)
3
–
269

(4)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,567
4
(4)
69
(14)
–
–
1,622
1
1,567
4
(4)
69
(14)
–
–
1,622
1
Financial assets at fair value
through other

comprehensive income
Other debt securities
–
–
–
–
–
–
–
–
–
Equity securities

1,911
–
1
309
(62)
–
–
2,159
3

$
1,911
$
–
$
1
$
309
$
(62)
$
–
$
–
$
2,159
$
3
FINANCIAL LIABILITIES
Trading deposits
6
$
(273)
$
21
$
–
$
–
$
21
$
–
$
7
$
(224)
$
24
Derivatives 7
Interest rate contracts

(68)
5
–
–
1
–
–
(62)

–
Foreign exchange contracts
(2)
4
–
–
–
–
(3)
(1)
–
Equity contracts
(155)
2
–
–
(1)
1
33
(120)
–
Commodity and other contracts
(55)
39
–
–
(1)
–
–
(17)
–

(280)
50
–
–
(1)
1
30
(200)

–
Financial liabilities designated
at fair value
through profit or loss

(2)
5
–
(6)
3
–
–
–

5
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of January 31 instruments
2024 in income
2
in OCI
4
Issuances

Settlements Level 3 Level 3 2025 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
26
$
–
$
–
$
–
$
(15)
$
–
$
–
$
11
$
(1)
Equity securities
12
2
–
1
(7)
–
–
8
–

38
2
–
1
(22)
–
–
19

(1)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,233
30
–
43
(19)
–
–
1,287
7
1,233
30
–
43
(19)
–
–
1,287
7
Financial assets at fair value
through other

comprehensive income
Other debt securities
7
–
–
–
(4)
–
–
3
–
Equity securities

3,355
–
–
2
(183)
–
–
3,174
–

$
3,362
$
–
$
–
$
2
$
(187)
$
–
$
–
$
3,177
$
–
FINANCIAL LIABILITIES
Trading deposits 6 $
(505)
$
4
$
–
$
(72)
$
114
$
–
$
–
$
(459)
$
6
Derivatives
7
Interest rate contracts

(158)
(6)
–
–
9
–
–
(155)

2
Foreign exchange contracts
1
6
–
–
5
7
2
21
11
Equity contracts
(24)
(5)
–
–
(1)
1
–
(29)
(7)
Commodity and other contracts
(10)
6
–
–
–
–
–
(4)
7

(191)
1
–
–
13
8
2
(167)

13
Financial liabilities designated
at fair value through profit
or loss

(24)
–
–
(6)
29
–
–
(1)

–
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Other comprehensive income (OCI).
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
25

million (January 31, 2025 – $
38

million; October 31, 2025/November 1, 2025 – $
11

million; October 31, 2024/November 1, 2024 – $
30

million) and
derivative liabilities of $
225

million (January 31, 2025 – $
205

million; October 31, 2025/November 1, 2025 – $
291

million; October 31, 2024/November 1, 2024 – $

million) which have
been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 59
NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at January 31, 2026

and October 31, 2025.
Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
16,019
$
60
$
(57)
$
16,022
$
15,956
$
23
$
(88)
$
15,891
Provinces
20,681
229
(2)
20,908
20,971
120
(11)
21,080
U.S. federal, state, municipal governments, and

agencies debt

55,704
353
(38)
56,019
54,279
267
(54)
54,492
Other OECD government-guaranteed debt
7,998
25
–
8,023
7,864
15
(4)
7,875
Mortgage-backed securities
1,728
21
(1)
1,748
1,869
29
(2)
1,896
102,130
688
(98)
102,720
100,939
454
(159)
101,234
Other debt securities

Asset-backed securities
8,608
20
(12)
8,616
8,713
11
(15)
8,709
Corporate and other debt
12,673
103
(24)
12,752
13,011
106
(26)
13,091
21,281
123
(36)
21,368
21,724
117
(41)
21,800
Total debt securities
123,411
811
(134)
124,088
122,663
571
(200)
123,034
Equity securities

Common shares
2,452
252
(25)
2,679
2,332
226
(22)
2,536
Preferred shares
630
76
(79)
627
523
67
(79)
511
3,082
328
(104)
3,306
2,855
293
(101)
3,047
Total securities at fair value through

other comprehensive income
$
126,493
$
1,139
$
(238)
$
127,394
$
125,518
$
864
$
(301)
$
126,081
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
January 31, 2026

and October 31, 2025, and dividend income

recognized on these securities for

the three months ended January 31, 2026 and

January 31, 2025.
Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended
January 31, 2026 October 31, 2025 January 31, 2026 January 31, 2025
Fair value

Dividend income recognized

Common shares $
2,679
$
2,536
$
20
$
27

Preferred shares
627
511
36
39
Total $
3,306
$
3,047
$
56
$
66
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stock in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended
January 31, 2026 January 31, 2025
Equity Securities
Fair value $
91
$
64
Cumulative realized gain/(loss)
19
6
FHLB Stock
Fair value
10
318

Cumulative realized gain/(loss)
–
–

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 60
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The Bank disposed of certain debt securities

measured at amortized cost and FVOCI

during the quarter.
The following table summarizes the net realized

gains
and losses on securities disposed of during

the three months ended January 31, 2026 and

January 31, 2025, which are included in

Other income (loss) on the
Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars) For the three months ended
January 31, 2026 January 31, 2025 1
Debt securities at amortized cost $
(1)
$
(911)
Debt securities at fair value through other

comprehensive income
4
(9)
Total $
3
$
(920)
1
Includes $
923

million (US$
649

million) of pre-tax losses on debt securities related to the balance sheet restructuring initiative undertaken in the U.S. Banking segment. Refer to Note 25 of
the Bank’s 2025 Annual Consolidated Financial Statements for additional information regarding the asset limitation on TD’s two U.S. bank subsidiaries.
(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2025

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance

for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities
1
Investment grade $
357,354
$
–
$ n/a 2 $
357,354
$
362,521
$
–
$ n/a $
362,521
Non-investment grade
881
80
n/a
961
738
167
n/a
905
Watch and classified n/a
45
n/a
45
n/a
49
n/a
49
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
358,235
125
–
358,360
363,259
216
–
363,475
Allowance for credit losses on debt securities
at amortized cost
2
–
–
2
2
–
–
2
Total debt securities, net of

allowance
$
358,233
$
125
$
–
$
358,358
$
363,257
$
216
$
–
$
363,473
1
Includes debt securities backed by government-guaranteed loans of $
84

million (October 31, 2025 – $
94

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at January 31, 2026, total debt securities,

net of allowance, in the table above, include

debt securities measured at amortized cost,

net of allowance, of
$
234,270

million (October 31, 2025 – $
240,439

million), and debt securities measured at

FVOCI of $
124,088

million (October 31, 2025 – $
123,034

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

January 31, 2026 and
October 31, 2025, was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS
The following table provides details regarding

the Bank’s loans as at January 31, 2026 and October

31, 2025.

Loans

(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Residential mortgages $
308,151
$
315,063
Consumer instalment and other personal
266,630
259,033
Credit card
41,070
41,662
Business and government
351,201
345,943

967,052
961,701
Loans at FVOCI
1
478
288
Total loans
967,530
961,989
Total allowance for loan losses
8,567
8,689
Total loans, net of allowance $
958,963
$
953,300
1
Included in Financial assets at fair value through other comprehensive income on the Interim Consolidated Balance

Sheet.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 61
Business and government loans and loans

at FVOCI are grouped together as reflected

below for presentation in the “Loans by

Risk Ratings” table.

Loans – Business and Government

(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Loans at amortized cost $
351,201
$
345,943
Loans at FVOCI 1
478
288
Loans
351,679
346,231
Allowance for loan losses
3,737
3,847
Loans, net of allowance $
347,942
$
342,384
1
Included in Financial assets at fair value through other comprehensive income on the Interim Consolidated Balance

Sheet.
(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2025 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans and credit risk exposures

on loan commitments and financial guarantee

contracts by internal risk
rating for credit risk management purposes,

presenting separately those that are

subject to Stage 1, Stage 2, and Stage 3

allowances.

Loans by Risk Rating

(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages
1,2,3
Low Risk $
211,463
$
882
$ n/a $
212,345
$
221,168
$
765
$ n/a $
221,933
Normal Risk
71,559
8,746
n/a
80,305
70,217
8,391
n/a
78,608
Medium Risk
403
10,071
n/a
10,474
351
9,490
n/a
9,841
High Risk
7
3,994
379
4,380
3
3,700
391
4,094
Default n/a n/a
647
647
n/a n/a
587
587
Total loans
283,432
23,693
1,026
308,151
291,739
22,346
978
315,063
Allowance for loan losses
103
194
86
383
102
175
80
357
Loans, net of allowance
283,329
23,499
940
307,768
291,637
22,171
898
314,706
Consumer instalment and other personal 4

Low Risk
115,290
2,569
n/a
117,859
110,513
2,588
n/a
113,101
Normal Risk
82,582
15,797
n/a
98,379
75,881
19,812
n/a
95,693
Medium Risk
29,966
6,610
n/a
36,576
29,757
6,792
n/a
36,549
High Risk
5,844
6,858
458
13,160
5,407
7,209
448
13,064
Default n/a n/a
656
656
n/a n/a
626
626
Total loans
233,682
31,834
1,114
266,630
221,558
36,401
1,074
259,033
Allowance for loan losses
699
1,163
275
2,137
699
1,220
274
2,193
Loans, net of allowance
232,983
30,671
839
264,493
220,859
35,181
800
256,840
Credit card

Low Risk
7,870
4
n/a
7,874
8,011
4
n/a
8,015
Normal Risk
11,933
111
n/a
12,044
12,222
119
n/a
12,341
Medium Risk
12,598
915
n/a
13,513
12,780
902
n/a
13,682
High Risk
2,676
4,395
411
7,482
2,727
4,329
419
7,475
Default n/a n/a
157
157
n/a n/a
149
149
Total loans
35,077
5,425
568
41,070
35,740
5,354
568
41,662
Allowance for loan losses
754
1,105
451
2,310
743
1,089
460
2,292
Loans, net of allowance
34,323
4,320
117
38,760
34,997
4,265
108
39,370
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
142,625
127
n/a
142,752
139,518
152
n/a
139,670
Non-investment grade or Medium Risk
177,762
12,616
n/a
190,378
173,836
13,289
n/a
187,125
Watch and classified or High Risk
531
15,132
90
15,753
538
16,098
77
16,713
Default n/a n/a
2,796
2,796
n/a n/a
2,723
2,723
Total loans
320,918
27,875
2,886
351,679
313,892
29,539
2,800
346,231
Allowance for loan losses
1,167
1,688
882
3,737
1,195
1,878
774
3,847
Loans, net of allowance
319,751
26,187
2,004
347,942
312,697
27,661
2,026
342,384
Total loans
873,109
88,827
5,594
967,530
862,929
93,640
5,420
961,989
Total allowance for loan losses
2,723
4,150
1,694
8,567
2,739
4,362
1,588
8,689
Total loans, net of allowance $
870,386
$
84,677
$
3,900
$
958,963
$
860,190
$
89,278
$
3,832
$
953,300
1
Includes impaired loans with a balance of $
288

million (October 31, 2025 – $
273

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $
29

billion (October 31, 2025 – $
30

billion) and $
0.8

billion (October 31, 2025
– $
0.3

billion), respectively.
3
Includes insured mortgages of $
68

billion (October 31, 2025 – $
69

billion).
4

Includes Canadian government-insured real estate personal loans of $
5

billion (October 31, 2025 – $
5

billion).
5
Includes loans guaranteed by government agencies of $
24

billion (October 31, 2025 – $
24

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 62
Loans by Risk Rating (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
317,097
$
1,300
$ n/a $
318,397
$
318,759
$
1,464
$ n/a $
320,223
Normal Risk
63,899
1,086
n/a
64,985
62,564
1,147
n/a
63,711
Medium Risk
16,259
1,177
n/a
17,436
16,381
1,295
n/a
17,676
High Risk
1,331
1,101
–
2,432
1,282
1,092
–
2,374
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
321,807
–
n/a
321,807
319,274
–
n/a
319,274
Non-investment grade
104,910
5,629
n/a
110,539
103,936
5,710
n/a
109,646
Watch and classified
538
4,532
–
5,070
150
4,905
–
5,055
Default n/a n/a
399
399
n/a n/a
343
343
Total off-balance sheet credit
instruments
825,841
14,825
399
841,065
822,346
15,613
343
838,302
Allowance for off-balance sheet credit

instruments
469
555
6
1,030
470
566
16
1,052
Total off-balance sheet credit
instruments, net of allowance $
825,372
$
14,270
$
393
$
840,035
$
821,876
$
15,047
$
327
$
837,250
1
Excludes mortgage commitments.
2

Includes $
401

billion (October 31, 2025 – $
401

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
66

billion (October 31, 2025 – $
67

billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three months ended January 31,

2026

and January 31, 2025,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
January 31, 2026 January 31, 2025
Residential mortgages $
357
$
31
$
(3)
$
(2)
$
383
$
365
$
(1)
$
(1)
$
5
$
368
Consumer instalment and other
personal
2,273
301
(343)
(24)
2,207
2,133
356
(334)
34
2,189
Credit card
2,790
483
(420)
(57)
2,796
2,699
450
(436)
84
2,797
Business and government
4,321
224
(236)
(98)
4,211
3,940
407
(186)
79
4,240
Total allowance for loan losses,
including off-balance sheet
instruments
9,741
1,039
(1,002)
(181)
9,597
9,137
1,212
(957)
202
9,594
Debt securities at amortized cost
2
–
–
–
2
3
–
–
–
3
Debt securities at FVOCI
2
–
–
–
2
1
–
–
–
1
Total allowance for credit
losses on debt securities
4
–
–
–
4
4
–
–
–
4
Total allowance for credit losses $
9,745
$
1,039
$
(1,002)
$
(181)
$
9,601
$
9,141
$
1,212
$
(957)
$
202
$
9,598
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,689

$
8,566
$
8,094

$
8,654
Allowance for credit losses on
loans at FVOCI
–
1
–
1
Allowance for loan losses
8,689
8,567
8,094
8,655
Allowance for off-balance sheet
instruments
1,052
1,030
1,043
939

Allowance for credit losses on

debt securities
4
4
4
4

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 63
(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by

stage as at and for the three months ended

January 31, 2026 and
January 31, 2025.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
January 31, 2026 January 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
102
$
175
$
80
$
357
$
116
$
189
$
60
$
365
Provision for credit losses
Transfer to Stage 1 1
24
(23)
(1)
–
35
(34)
(1)
–
Transfer to Stage 2
(8)
15
(7)
–
(6)
11
(5)
–
Transfer to Stage 3
–
(10)
10
–
–
(11)
11
–
Net remeasurement due to transfers into stage 2
(6)
5
–
(1)
(7)
4
–
(3)
New originations or purchases 3
6
n/a n/a
6
7
n/a n/a
7
Net repayments 4
(1)
(1)
–
(2)
(1)
(1)
–
(2)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(1)
(5)
(9)
(15)
(4)
(4)
(6)
(14)
Changes to risk, parameters, and models 6
(12)
38
17
43
(28)
26
13
11
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(4)
(4)
–
–
(1)
(1)
Recoveries
–
–
1
1
–
–
–
–
Foreign exchange and other adjustments
(1)
–
(1)
(2)
2
1
2
5
Balance at end of period $
103
$
194
$
86
$
383
$
114
$
181
$
73
$
368
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
724
$
1,275
$
274
$
2,273
$
696
$
1,175
$
262
$
2,133
Provision for credit losses
Transfer to Stage 1 1
202
(201)
(1)
–
185
(184)
(1)
–
Transfer to Stage 2
(60)
80
(20)
–
(64)
87
(23)
–
Transfer to Stage 3
(3)
(78)
81
–
(3)
(73)
76
–
Net remeasurement due to transfers into stage 2
(84)
70
3
(11)
(82)
76
2
(4)
New originations or purchases 3
92
n/a n/a
92
84
n/a n/a
84
Net repayments 4
(23)
(26)
(5)
(54)
(22)
(25)
(4)
(51)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(22)
(29)
(13)
(64)
(21)
(30)
(10)
(61)
Changes to risk, parameters, and models 6
(96)
132
302
338
(102)
181
309
388
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(421)
(421)
–
–
(412)
(412)
Recoveries
–
–
78
78
–
–
78
78
Foreign exchange and other adjustments
(9)
(12)
(3)
(24)
12
17
5
34
Balance, including off-balance sheet instruments,
at end of period
721
1,211
275
2,207
683
1,224
282
2,189
Less: Allowance for off-balance sheet instruments 7
22
48
–
70
25
49
–
74
Balance at end of period $
699
$
1,163
$
275
$
2,137
$
658
$
1,175
$
282
$
2,115
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
944
$
1,386
$
460
$
2,790
$
947
$
1,374
$
378
$
2,699
Provision for credit losses
Transfer to Stage 1 1
281
(271)
(10)
–
485
(474)
(11)
–
Transfer to Stage 2
(91)
116
(25)
–
(86)
107
(21)
–
Transfer to Stage 3
(9)
(273)
282
–
(5)
(242)
247
–
Net remeasurement due to transfers into stage 2
(109)
122
9
22
(222)
112
7
(103)
New originations or purchases 3
48
n/a n/a
48
36
n/a n/a
36
Net repayments 4
15
3
17
35
18
4
18
40
Derecognition of financial assets (excluding
disposals and write-offs) 5
(11)
(29)
(117)
(157)
(27)
(22)
(75)
(124)
Changes to risk, parameters, and models 6
(98)
365
268
535
(247)
473
375
601
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(529)
(529)
–
–
(529)
(529)
Recoveries
–
–
109
109
–
–
93
93
Foreign exchange and other adjustments
(20)
(24)
(13)
(57)
28
40
16
84
Balance, including off-balance sheet instruments,
at end of period
950
1,395
451
2,796
927
1,372
498
2,797
Less: Allowance for off-balance sheet instruments 7
196
290
–
486
196
293
–
489
Balance at end of period $
754
$
1,105
$
451
$
2,310
$
731
$
1,079
$
498
$
2,308
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2025

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2025 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2025 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 64
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
January 31, 2026 January 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government
Balance, including off-balance sheet instruments,
at beginning of period $
1,439
$
2,092
$
790
$
4,321
$
1,150
$
1,937
$
853
$
3,940
Provision for credit losses
Transfer to Stage 1
1
93
(93)
–
–
88
(88)
–
–
Transfer to Stage 2
(138)
142
(4)
–
(153)
158
(5)
–
Transfer to Stage 3
(2)
(151)
153
–
(3)
(152)
155
–
Net remeasurement due to transfers into stage
1
(31)
45
(1)
13
(28)
58
1
31
New originations or purchases
1
419
n/a n/a
419
300
n/a n/a
300
Net repayments
1
7
(31)
(102)
(126)
17
(19)
(10)
(12)
Derecognition of financial assets (excluding
disposals and write-offs)
1
(267)
(255)
(102)
(624)
(169)
(196)
(76)
(441)
Changes to risk, parameters, and models
1
(92)
195
439
542
29
250
250
529
Disposals
–
–
(22)
(22)
–
–
(9)
(9)
Write-offs
–
–
(256)
(256)
–
–
(202)
(202)
Recoveries
–
–
20
20
–
–
16
16
Foreign exchange and other adjustments
(10)
(39)
(27)
(76)
41
49
(2)
88
Balance, including off-balance sheet instruments,
at end of period
1,418
1,905
888
4,211
1,272
1,997
971
4,240
Less: Allowance for off-balance sheet instruments
2
251
217
6
474
177
193
6
376
Balance at end of period
1,167
1,688
882
3,737
1,095
1,804
965
3,864
Total Allowance, including

off-balance sheet

instruments, at end of period
3,192
4,705
1,700
9,597
2,996
4,774
1,824
9,594
Less: Total Allowance for

off-balance sheet

instruments 2
469
555
6
1,030
398
535
6
939
Total Allowance for Loan Losses

at end of period
$
2,723
$
4,150
$
1,694
$
8,567
$
2,598
$
4,239
$
1,818
$
8,655
1
For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
2

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans,

the key macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2025 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been a

significant increase in credit
risk and in measuring ECLs.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 65
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period.
The following table sets out average values

of the macroeconomic variables over

the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at January 31, 2026.

As the forecast period increases, information

about the future becomes less readily available

and projections
are anchored on assumptions around structural

relationships between economic parameters

that are inherently much less certain.

While trade tensions have
eased in recent months, uncertainty related to

the economic outlook remains elevated, and

our baseline forecast continues to reflect

tempered growth and higher
unemployment as a result of tariff actions. Any

further escalation in trade tensions would pose

a downside risk to the economic outlook.

However, the Bank’s
Canadian and U.S. downside scenarios reflect

a recession and help capture these risks

accordingly through its allowance process.
Macroeconomic Variables
As at
January 31, 2026
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q1 2026- 4-year Q1 2026- 4-year Q1 2026- 4-year
Q4 2026 1 period 1 Q4 2026 1 period 1 Q4 2026 1 period 1

Unemployment rate
Canada
6.7
%
6.0
%
6.2
%
5.7
%
7.7
%
7.2
%
United States
4.2
4.0
4.1
3.8
5.6
5.4
Real GDP
Canada
1.3
1.7
1.4
1.9
(0.8)
2.1
United States
2.2
2.1
2.3
2.3
(0.3)
2.5
Home prices
Canada (average existing price) 2
4.1
3.7
4.2
3.9
(4.8)
3.3
United States (CoreLogic HPI)
3
1.6
3.5
2.2
4.1
(6.4)
4.1
Central bank policy interest rate
Canada
2.25
2.25
2.50
2.50
1.13
1.42
United States
3.44
3.25
3.63
3.50
2.06
2.30
U.S. 10-year treasury yield
4.03
4.00
4.25
4.23
3.58
3.58
U.S. 10-year BBB spread (%-pts)
1.42
1.60
1.29
1.54
2.28
1.90
Exchange rate (U.S. dollar/Canadian dollar) $
0.74
$
0.75
$
0.74
$
0.76
$
0.68
$
0.70
1
The numbers represent average values for the quoted periods and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts and

respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase in

credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted ECLs,

with the latter derived from three ECL

scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
January 31, 2026 October 31, 2025
Probability-weighted ECLs $
7,897
$
8,137
Base ECLs
7,464
7,737
Difference – in amount $
433
$
400
Difference – in percentage
5.8
%
5.2
%
ECLs for performing loans and off-balance sheet instruments

consist of an aggregate amount of Stage 1 and

Stage 2 probability-weighted ECLs

which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition

of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting all

performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs, holding

all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
January 31, 2026 October 31, 2025
Probability-weighted ECLs $
7,897
$
8,137
All performing loans and off-balance sheet instruments

using 12-month ECLs
6,206
6,435
Incremental lifetime ECLs impact $
1,691
$
1,702
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
103

million as at January 31, 2026 (October 31, 2025

– $
101

million) and were recorded in Other assets

on the Interim Consolidated
Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 66
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
January 31, 2026 October 31, 2025

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
403
$
227
$
630
$
407
$
129
$
536
Consumer instalment and other personal
1,004
365
1,369
930
301
1,231
Credit card
378
257
635
373
253
626
Business and government
402
108
510
247
85
332
Total

$
2,187
$
957
$
3,144
$
1,957
$
768
$
2,725
1
Includes loans that are measured at FVOCI.

NOTE 7: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

On February 12, 2025, the Bank sold its entire

remaining equity investment in The

Charles Schwab Corporation (“Schwab”) through a

registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held
184.7

million shares of Schwab’s common stock, representing
10.1
% economic ownership.
The sale of the shares resulted in proceeds

of approximately $
21.0

billion and the Bank recognized in Other income

(loss) a net gain on sale of approximately
$
9.2

billion. This gain is net of the release of

related cumulative foreign currency translation

from AOCI, the release of AOCI on designated

net investment hedging
items, and direct transaction costs. For segment

reporting, the Bank recognized an after-tax

gain of $
8.6

billion in its Corporate segment and $
184

million of
underwriting fees in its Wholesale segment

as a result of TD Securities acting as a lead

bookrunner on the transaction.

The Bank discontinued recording its share

of earnings available to common shareholders

from its investment in Schwab following

the sale. Prior to the sale, the
Bank accounted for its investment in

Schwab using the equity method. The Bank’s

share of Schwab’s earnings available to common

shareholders was reported
with a one-month lag. The Bank’s share of net

income from its prior investment in Schwab

of $
231

million during the three months ended January

31, 2025,
reflects net income after adjustments for

amortization of certain intangibles net of tax.
The Stockholder Agreement was terminated

by the Bank’s sale of its equity investment in Schwab.

The Bank continues to have a business

relationship with
Schwab through the insured deposit account

agreement (“Schwab IDA Agreement”).
INSURED DEPOSIT ACCOUNT AGREEMENT
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034.

Pursuant to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$
60

billion.

Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
January 31 October 31
2026 2025
Accounts receivable and other items $
9,697
$
9,366
Accrued interest
5,647
5,674
Current income tax receivable
3,939
3,849
Defined benefit asset

1,018

1,111
Investments in other associates and joint

ventures
5,206
5,237
Prepaid expenses
1,828
1,815
Reinsurance contract assets
915
936
Total $
28,250
$
27,988

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 67
NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount
of term deposits in denominations of $100,000 or more as at January 31, 2026, was $
571

billion (October 31, 2025 – $
544

billion).

Deposits
(millions of Canadian dollars) As at
January 31 October 31
By Type By Country 2026 2025
Demand Notice Term 1 Canada United States International Total Total
Personal $
26,153
$
479,809
$
132,464
$
356,167
$
282,259
$
–
$
638,426
$
650,396
Banks
9,908
242
14,379
18,166
4,403
1,960
24,529
27,233
Business and government
2
155,591
199,603
226,995
429,538
151,771
880
582,189
589,475
191,652
679,654
373,838
803,871
438,433
2,840
1,245,144
1,267,104
Trading
–
–
42,328
30,334
5,300
6,694
42,328
37,882
Designated at fair value through
profit or loss 3
–
–
224,941
75,821
84,842
64,278
224,941
197,336
Total $
191,652
$
679,654
$
641,107
$
910,026
$
528,575
$
73,812
$
1,512,413
$
1,502,322
Non-interest-bearing deposits
included above 4
Canada $
61,296
$
60,796
United States
70,447
73,364
International
–
1
Interest-bearing deposits
included above 4
Canada
848,730
834,275
United States
5
458,128
468,328
International
73,812
65,558
Total 2,6 $
1,512,413
$
1,502,322
1 Includes $
102.4

billion (October 31, 2025 – $
104.3

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
72.5

billion relating to covered bondholders (October 31, 2025 – $
70.6

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also include $
296

million (October 31, 2025 – $
299

million) of loan commitments, financial guarantees and
other liabilities designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
8.8

billion (October 31, 2025 – $
7.2

billion) of U.S. federal funds deposited and $
4.1

billion (October 31, 2025 – $
1.1

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
809.5

billion (October 31, 2025 – $
807.7

billion) denominated in U.S. dollars and $
119.2

billion (October 31, 2025 – $
111.1

billion) denominated in other foreign
currencies.
NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

January 31 October 31
2026 2025
Accounts payable, accrued expenses, and

other items
1
$
11,031
$
8,954
Accrued interest
4,545
4,652
Accrued salaries and employee benefits
4,733
7,313
Cheques and other items in transit
1,424
255
Current income tax payable
283
296
Deferred tax liabilities
280
303
Defined benefit liability
1,354
1,372
Lease liabilities
5,250
5,352
Liabilities related to structured entities
3,888
4,008
Provisions

(Note 17)
1,721
1,735
Total $
34,509
$
34,240
1 Includes dividends and distributions payable of $
1,802

million as at January 31, 2026 (October 31, 2025 –
nil ).
NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Redemptions
On January 20, 2026, the Bank announced

that subsequent to the quarter-end, it intends

to exercise its right to redeem on March

4, 2026 all of its outstanding
$
1.25

billion
4.859
% non-viability contingent capital medium-term

notes due March 4, 2031 constituting

subordinated indebtedness of the Bank, at

a redemption
price of
100

per cent of the principal amount, plus

accrued and unpaid interest to, but excluding,

March 4, 2026.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 68
NOTE 12: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three months ended January 31, 2026 and

January 31, 2025.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(thousands of shares or other equity instruments
and millions of Canadian dollars) For the three months ended

January 31, 2026 January 31, 2025
Number Number
of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,689,496
$
24,727
1,750,272
$
25,373
Proceeds from shares issued on exercise
of stock options
1,208
108
353
25
Shares issued as a result of dividend
reinvestment plan
–
–
1,575
130
Purchase of shares for cancellation and other
(19,426)
(284)
–
–
Balance as at end of period – common shares
1,671,278
$
24,551
1,752,200
$
25,528
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
49,650
$
2,850
91,650
$
3,900
Redemption of shares
–
–
(20,000)
(500)
Balance as at end of period
49,650
$
2,850
71,650
$
3,400
Other Equity Instruments
1
Balance as at beginning of period
7,251
$
8,775
5,751
$
6,988
Issue of limited recourse capital notes
–
–
750
750
Balance as at end of period
7,251
8,775
6,501
7,738
Balance as at end of period – preferred

shares
and other equity instruments
56,901
$
11,625
78,151
$
11,138
Treasury – common shares 2
Balance as at beginning of period
–
$
–
213
$
(17)
Purchase of shares

27,028
(3,314)
44,875
(3,504)
Sale of shares
(26,987)
3,309
(44,630)
3,483
Balance as at end of period – treasury
– common shares
41
$
(5)
458
$
(38)
Treasury – preferred shares and
other equity instruments 2
Balance as at beginning of period
29
$
(4)
163
$
(18)
Purchase of shares and other equity instruments

227
(162)
2,453
(1,120)
Sale of shares and other equity instruments
(245)
155
(2,067)
1,087
Balance as at end of period – treasury
– preferred shares and other equity

instruments
11
$
(11)
549
$
(51)
1
For Other Equity Instruments, the number of shares represents the number of notes issued.
2

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On February 25, 2026, the Board approved

a dividend in an amount of one dollar and eight

cents ($
1.08
) per fully paid common share in the capital

stock of the
Bank for the quarter ending April 30, 2026, payable

on and after April 30, 2026, to shareholders

of record at the close of business on April

9, 2026.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three months ended January 31,

2026, the Bank satisfied the DRIP requirements

through open market common share purchases

(three months
ended January 31, 2025 – the Bank satisfied

the DRIP requirements through common

shares issued from treasury with
no

discount).
NORMAL COURSE ISSUER BID
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s normal course issuer bid (2025 NCIB) to
repurchase for cancellation up to $
8

billion of its common shares, not to exceed
100

million common shares. The Bank completed

$
8

billion in repurchases and
terminated the 2025 NCIB in January 2026.

From the commencement of the 2025

NCIB on March 3, 2025, to its completion

and termination on January 15, 2026,
the Bank repurchased
80.2

million shares under the program, at an average

price of $
99.74

per share for a total amount of $
8.0

billion.
On January 16, 2026, the Bank announced

that the TSX and OSFI have approved

the Bank’s new normal course issuer bid (2026

NCIB) to repurchase for
cancellation up to $
7

billion of its common shares, not

to exceed
61

million common shares. The 2026 NCIB

commenced on January 20, 2026, and will

terminate
on (A) the earliest to occur of: (i) January 15,

2027; (ii) the date on which the aggregate

purchase cost of common shares purchased

equals $
7

billion; and (iii) the
date on which the maximum number of

common shares purchasable is reached; or

(B) such earlier date as the Bank may

determine. From the commencement of
the 2026 NCIB on January 20, 2026, to January

31, 2026, the Bank repurchased
3.8

million shares under the program, at an average

price of $
129.06

per share
for a total amount of $
0.5

billion.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 69
NOTE 13: SHARE-BASED COMPENSATION

For the three months ended January 31,

2026, the Bank recognized compensation

expense for stock option awards of $
9.4

million (three months ended
January 31, 2025 – $
3.1

million). During the three months ended

January 31, 2026,
1.6

million (three months ended January 31,

2025 –
2.0

million) stock options
were granted by the Bank at a weighted-average

fair value of $
21.89

per option (January 31, 2025 – $
12.80

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the three months ended January 31,

2026 and January 31, 2025.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the three months ended
January 31 January 31
2026 2025
Risk-free interest rate
3.42
%
3.08
%
Option contractual life
10 years
10 years
Expected volatility
19.44
%
19.47
%
Expected dividend yield
4.02
%
3.94
%
Exercise price/share price $
126.43
$
75.76
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s other

material
defined benefit pension plans, for the

three months ended January 31, 2026

and January 31, 2025. Other employee defined

benefit plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.
Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
January 31 January 31 January 31 January 31 January 31 January 31
2026 2025 2026 2025 2026 2025
Service cost – benefits earned $
69
$
69
$
1
$
2
$
5
$
5
Net interest cost (income) on net defined

benefit liability (asset)
(12)
(12)
4
4
4
6
Defined benefit administrative expenses
2
3
–
–
2
1
Total $
59
$
60
$
5
$
6
$
11
$
12
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

months ended January 31, 2026 and January

31, 2025.

Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended
January 31 January 31
2026 2025
Defined contribution pension plans 1 $
111
$
106
Government pension plans
2
230
220
Total $
341
$
326
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans

and certain of
the Bank’s other material defined benefit pension

plans, for the three months ended January

31, 2026 and January 31, 2025.

Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
January 31 January 31 January 31 January 31 January 31 January 31
2026 2025 2026 2025 2026 2025
Remeasurement gain/(loss) – financial $
235
$
(139)
$
8
$
(7)
$
(1)
$
(10)
Remeasurement gain/(loss) – return on plan

assets less
interest income
(311)
182
–
–
–
–
Change in asset limitation and minimum

funding requirement
–
(3)
–
–
–
–
Total $
(76)
$
40
$
8
$
(7)
$
(1)
$
(10)
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 70
NOTE 15: INCOME TAXES
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

As at January 31, 2026, the CRA has reassessed

the Bank for $
1,676

million for the years 2011 to 2020, the RQA has
reassessed the Bank for $
52

million for the years 2011 to 2019, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2020. In total, the
Bank has been reassessed for $
1,799

million of income tax and interest. The Bank

expects to continue to be reassessed

for open years. The Bank is of the view
that its tax filing positions were appropriate

and filed a Notice of Appeal with the

Tax Court of Canada on March 21, 2023.
NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income available to common

shareholders by the weighted-average number

of common shares outstanding
for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are made

to net income available
to common shareholders and the weighted-average

number of shares outstanding for the effects of

all dilutive potential common shares

that are assumed to be
issued by the Bank.
The following table presents the Bank’s basic and

diluted earnings per share for the three

months ended January 31, 2026 and January

31, 2025.
Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 January 31
2026 2025
Basic earnings per share
Net income available to common shareholders $
3,942
$
2,707
Weighted-average number of common shares outstanding

(millions)
1,680.3
1,749.9
Basic earnings per share (Canadian dollars) $
2.35
$
1.55
Diluted earnings per share
Net income available to common shareholders

including impact of dilutive securities
$
3,942
$
2,707
Weighted-average number of common shares outstanding

(millions)
1,680.3
1,749.9
Effect of dilutive securities
Stock options potentially exercisable (millions) 1
4.4
0.8
Weighted-average number of common shares outstanding

– diluted (millions)
1,684.7
1,750.7
Diluted earnings per share (Canadian dollars) 1 $
2.34
$
1.55
1
For the three months ended January 31, 2026, the computation of diluted earnings per share excluded average options outstanding of
0.8

million (three months ended January 31, 2025
–
5.9

million), with a weighted-average exercise price of $
126.43

(three months ended January 31, 2025
– $
84.34
), as the option price was greater than the average market price of the
Bank’s common shares.
NOTE 17: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new significant events or transactions except as previously

identified in Note 25 of the Bank’s 2025 Annual
Consolidated Financial Statements.
(a)

RESTRUCTURING CHARGES
The Bank continued to undertake certain

measures in the first quarter of 2026 to reduce

its cost base and achieve greater efficiency. In connection with this program, the Bank incurred $
200

million pre-tax of restructuring charges during

the three months ended January 31, 2026.

The restructuring charges primarily
relate to: (i) employee severance and other

personnel-related costs recorded

as provisions, (ii) real estate optimization

mainly recorded as a reduction to buildings
and land, and (iii) asset impairment and

other rationalization, including certain

business wind-downs.

The restructuring program has concluded.
(b)

LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including but

not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated.

The Bank also estimates the aggregate range

of reasonably possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. However, the Bank does

not disclose the
specific possible loss associated with each underlying

matter given the substantial uncertainty associated

with each possible loss as described below and

the
negative consequences to the Bank’s resolution

of the matters that comprise the

RPL should individual possible losses be disclosed.

As at January 31, 2026, the
Bank’s RPL is from
zero

to approximately $
448.6

million (October 31, 2025 – from
zero

to approximately $
440.7

million). The Bank’s provisions and RPL represent
the Bank’s best estimates based upon currently available

information for actions for which estimates

can be made, but there are a number of factors

that could
cause the Bank’s actual losses to be significantly

different from its provisions or RPL. For example,

the Bank’s estimates involve significant judgment

due to the
varying stages of the proceedings, the existence

of multiple defendants in many proceedings

whose share of liability has yet to be determined,

the numerous yet-
unresolved issues in many of the proceedings,

some of which are beyond the Bank’s control and/or

involve novel legal theories and interpretations,

the attendant
uncertainty of the various potential outcomes

of such proceedings, and the fact that the underlying

matters will change from time to time. In addition,

some actions
seek very large or indeterminate damages.

Refer to Note 25 of the Bank’s 2025 Annual Consolidated

Financial Statements for details on the Bank’s significant
legal and regulatory matters. Based on

the Bank’s current knowledge, and subject to

the factors listed above as well as other uncertainties

inherent in litigation and
regulatory matters, other than as described

below: (i) there have been no notable developments

to the matters previously identified in Note 25

of the Bank’s 2025
Annual Consolidated Financial Statements; and

(b) since October 31, 2025, no other legal

or regulatory matter has arisen or progressed

to the point that it would
reasonably be expected to result in a material

financial impact to the Bank.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 71
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it
reached a resolution (the “Global Resolution”)

of previously disclosed investigations related

to its U.S. Bank Secrecy Act (BSA) and Anti-Money

Laundering (AML)
compliance programs (collectively, the “U.S. BSA/AML program”).

The Bank and certain of its U.S. subsidiaries

consented to orders with the Office of the
Comptroller of the Currency (OCC), the Federal

Reserve Board, and the Financial Crimes

Enforcement Network and entered into plea agreements

with the
Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset

Recovery Section and the United States

Attorney’s Office for the District of New
Jersey. Details of the Global Resolution include: (i) a total payment of US$
3.088

billion ($
4.233

billion), all of which was provisioned during

the 2024 fiscal year;
(ii) TD Bank, N.A. (TDBNA) pleading guilty

to one count of conspiring to fail to maintain

an adequate AML program, failing

to file accurate currency transaction
reports (CTRs) and launder money and

TD Bank US Holding Company (TDBUSH)

pleading guilty to two counts of causing

TDBNA to fail to maintain an adequate
AML program and to fail to file accurate

CTRs; (iii) requirements to remediate the

Bank’s U.S. BSA/AML program; (iv) a requirement

to prioritize the funding and
staffing of the remediation, which includes Board

certifications for dividend distributions

from certain of the Bank’s U.S. subsidiaries to the

Bank; (v) formal
oversight of the U.S. BSA/AML remediation

through an independent compliance monitorship;

(vi) a prohibition against the average combined

total assets of TD’s
two U.S. banking subsidiaries (TDBNA and

TD Bank USA, N.A.) (collectively, the “U.S. Bank”) exceeding

US$
434

billion (representing the combined total assets
of the U.S. Bank as at September 30, 2024)

(the “Asset Limitation”), and if the

U.S. Bank does not achieve compliance with

all actionable articles in the OCC
consent orders (and for each successive

year that the U.S. Bank remains non-compliant),

the OCC may require the U.S. Bank to

further reduce total consolidated
assets by up to
7
%; (vii) the U.S. Bank being subject to OCC

supervisory approval processes for any

additions of new bank products, services,

markets, and
stores prior to the OCC’s acceptance of the

U.S. Bank’s improved AML policies and procedures,

to ensure the AML risk of new initiatives is appropriately
considered and mitigated; (viii) requirements

for the Bank and TD Group U.S. Holdings,

LLC (TDGUS) to retain a third party

to assess the effectiveness of the
corporate governance and U.S. management

structure and composition to adequately

oversee U.S. operations; (ix) requirements

to comply with the terms of the
plea agreements with the DOJ during a five-year

term of probation (which could be extended

as a result of the Bank failing to complete

the compliance
undertakings, failing to cooperate or to report

alleged misconduct as required, or

committing additional crimes); (x) an ongoing

obligation to cooperate with DOJ
investigations; and (xi) an ongoing obligation

to report evidence or allegations of violations

by the Bank, its affiliates, or their employees

that may be a violation of
U.S. federal law. The Bank is focused on meeting the

terms of the consent orders and plea agreements,

including meeting its requirements to remediate

the
Bank’s U.S. BSA/AML compliance programs.

During the first fiscal quarter of 2025, the

Bank fully paid the remainder of the monetary penalty

owed pursuant to the
consent orders and plea agreements that

were entered into as part of the Global Resolution.

The payment was covered by provisions previously

taken by the Bank
for this matter.
As previously disclosed, the Bank and

some former and current directors, officers and employees

have been named as defendants in proposed

class action
lawsuits in the United States and Canada

purporting to be brought on behalf of

the Bank’s shareholders alleging, among other things,

that a decline in the price of
the Bank’s shares was the result of misleading disclosures

with respect to the Bank’s AML compliance programs

and/or the potential outcomes of the government
agencies’ or regulators’ investigations.

The two proposed class actions filed in

the United States have been consolidated

under the caption
Tiessen v. The
Toronto-Dominion Bank, et al.,

in the United States District Court for

the Southern District of New York, and a consolidated amended complaint has been filed
which names TD Bank, N.A., TDBUSH,

and certain former and current officers as

defendants. On May 30, 2025, the defendants

filed a motion to dismiss in the
Tiessen

case, which is pending before the court. Out

of the three proposed class actions in Ontario,
Parkin v. The Toronto-Dominion Bank, et al.,

has been
identified as the lead action with the other

two Ontario actions being stayed. There remains

one further proposed class action in Quebec

which has been stayed.
The Parkin

certification hearing and the motion to seek

leave under the
Securities Act

(Ontario) was argued in part on February

17 to 20, 2026, with additional
dates to be scheduled. A putative shareholder

derivative action, captioned
Rubin v. Masrani, et al.,

has also been filed purportedly on behalf

of TD in the United
States in the Supreme Court of the State

of New York, New York County,

against certain former and current TD directors,

officers and employees, and certain of
TD’s U.S. affiliates and subsidiaries. The complaint asserts alleged breaches of duties and other

claims against the individual defendants in

connection with the
Bank’s U.S. BSA/AML compliance programs.

On October 31, 2025, TD filed a

motion to dismiss the
Rubin

action. Certain purported TD shareholders

have also
filed an application in the Ontario Superior

Court of Justice (
The Trustees of International Brotherhood of Electrical Workers,

et al., v. The Toronto-Dominion Bank,
et al.
) seeking leave to bring a shareholder derivative

action in the Delaware Court of Chancery

on behalf of TD and TDBUSH against certain

current and former
directors and officers. The motion to seek leave

is scheduled for April 21, 2026. All of

the proceedings are still in early stages. Losses

or damages cannot be
estimated at this time.
As previously disclosed, the Bank has been

named as defendant in a purported class

action lawsuit in the United States to be brought

on behalf of First Horizon
shareholders alleging that a decline in the price

of First Horizon shares was the result

of alleged misleading disclosures the

Bank made with respect to its U.S.
BSA/AML compliance programs and its

effect on the Bank’s contemplated merger with

First Horizon. The lawsuit also names some of

the Bank’s former and
current officers and a former employee as defendants.

On November 26, 2025, the court dismissed

plaintiffs’ complaint, but gave plaintiffs a final opportunity to
amend their complaint again to attempt

to address its deficiencies. On January

22, 2026, the plaintiffs did not amend their complaint

and instead filed a notice of
appeal. Losses or damages cannot be estimated

at this time.
As previously disclosed, the Bank is a defendant

in Canada and/or the United States in a

number of matters brought by customers, including

class actions,
alleging claims in connection with various

fees, practices and credit decisions. The

cases are in various stages of maturity and

include, among others: a Quebec
action against members of the financial

services industry (including the Bank) regarding

the existence and amount of the insufficient or

non-sufficient funds fee, a
Quebec action against certain brokers (including

TD Direct Investing) regarding disclosure

of foreign conversion fees, and a Quebec action

against members of
the automobile insurance industry (including

Primmum Insurance Company) regarding

underwriting practices in Quebec.
Refer to Note 15 for disclosures related

to tax matters.

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 72
NOTE 18: SEGMENTED INFORMATION
For management reporting purposes, the Bank

reports its results from business operations

and activities under four key business

segments:

Canadian Personal
and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate
segment. Effective the first quarter of 2026, the

Bank renamed its U.S. Retail segment to

U.S. Banking to better reflect the segment’s financial

products and
services.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Banking is

comprised of personal and business banking

in the U.S., TD Auto Finance U.S., and the

U.S. wealth business.

Effective
the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged investments
accounted for using the equity method

which are reclassified to provision for income

taxes. The adjustment between non-interest

income and provision for income
taxes reflected in U.S. Banking results is reversed

in the Corporate segment. The adjustment

for the quarter was $
184

million (US$
132

million), compared with
$
145

million (US$
105

million) in the prior quarter and $
164

million (US$
116

million) in the first quarter last year. Comparative amounts have been reclassified to
conform with the presentation adopted in the

current period. On February 12, 2025, the Bank

sold its entire remaining equity investment in

Schwab.

Prior to the
sale, the Bank’s investment in Schwab was reported

in the U.S. Banking segment,

refer to Note 7 for further details.

Wealth Management and Insurance includes
the Canadian wealth business which provides

investment products and services to institutional

and retail investors, and the insurance

business which provides
property and casualty insurance, as well as

life and health insurance products to customers

across Canada.

Wholesale Banking provides a wide range

of capital
markets, investment banking, and corporate

banking products and services,

including underwriting and distribution

of new debt and equity issues, providing

advice
on strategic acquisitions and divestitures, and

meeting the daily trading, funding, and investment

needs of the Bank’s clients. The Corporate segment

includes the
effects of certain asset securitization programs,

treasury management, elimination of

taxable equivalent adjustments and other

management reclassifications,
corporate level tax items, and residual unallocated

revenue and expenses.
The following table summarizes the segment

results for the three months ended January

31, 2026 and January 31, 2025.
Results by Business Segment 1
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Banking and Insurance Wholesale Banking 2 Corporate 2 Total
For the three months ended January 31
2026 2025 2026 2025 2026 2025 2026 2025 2026 2025 2026 2025
Net interest income (loss) $
4,394
$
4,135
$
3,296
$
3,064
$
406
$
369
$
(75)
$
(107)
$
768
$
405
$
8,789
$
7,866
Non-interest income (loss)
1,027
1,014
789
(118)
3,500
3,229
2,545
2,107
(65)
(49)
7,796
6,183
Total revenue
5,421
5,149
4,085
2,946
3,906
3,598
2,470
2,000
703
356
16,585
14,049
Provision for (recovery of)
credit losses
436
521
295
451
–
–
172
72
136
168
1,039
1,212
Insurance service expenses
–
–
–
–
1,622
1,507
–
–
–
–
1,622
1,507
Non-interest expenses

2,147
2,086
2,468
2,380
1,258
1,173
1,563
1,535
1,317
896
8,753
8,070
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,838
2,542
1,322
115
1,026
918
735
393
(750)
(708)
5,171
3,260
Provision for (recovery of)
income taxes

794
711
282
(28)
269
238
174
94
(391)
(317)
1,128
698
Share of net income from
investment in Schwab 3,4
–
–
–
199
–
–
–
–
–
32
–
231
Net income (loss) $
2,044
$
1,831
$
1,040
$
342
$
757
$
680
$
561
$
299
$
(359)
$
(359)
$
4,043
$
2,793
1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in non-interest expenses, resulting in no impact to Corporate reported net income (loss). Net income (loss) included in the U.S. Banking segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

3

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.
4

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 for further details.
Total Assets by Business Segment
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Banking and Insurance Banking Corporate
Total

As at January 31, 2026
Total assets $
622,046
$
512,606
$
26,278
$
778,643
$
159,733
$
2,099,306
As at October 31, 2025
Total assets $
616,115
$
530,729
$
25,231
$
754,391
$
168,092
$
2,094,558

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 73
NOTE 19: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended
January 31, 2026 January 31, 2025
Measured at amortized cost 1 $
17,561
$
19,844

Measured at FVOCI – Debt instruments 1
1,163
902
18,724
20,746
Measured or designated at FVTPL
1,913
2,061
Measured at FVOCI – Equity instruments
59
65
Total $
20,696
$
22,872
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended
January 31, 2026 January 31, 2025
Measured at amortized cost 1 $
9,152
$
11,820

Measured or designated at FVTPL
2,755
3,186
Total $
11,907
$
15,006
1
Interest expense is calculated using EIRM.
NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The

Bank is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for Common Equity Tier 1 Capital, Tier 1 Capital, Total Capital and risk-based Total Loss
Absorbing Capacity (TLAC) ratios. The

DSB level was increased to
3.5
% as of November 1, 2023, and as a result

the published regulatory minimum targets

are
set at
11.5
%,
13.0
%,
15.0
% and
25.0
%, respectively. The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are

currently
1
% for the
Bank. The OSFI target for leverage requires

D-SIBs to hold a leverage ratio buffer of
0.50
% in addition to the existing minimum requirement.

This sets the
published regulatory minimum targets for leverage

and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the three months ended January

31, 2026.

The following table summarizes the Bank’s regulatory

capital positions as at January 31, 2026

and October 31, 2025.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31

2026 2025
Capital
Common Equity Tier 1 Capital $
92,392
$
93,579
Tier 1 Capital
103,312
104,502
Total Capital
115,065
116,866
Risk-weighted assets used in the calculation

of capital ratios
635,191
636,424
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
14.5
%
14.7
%
Tier 1 Capital ratio
16.3
16.4
Total Capital ratio
18.1
18.4
Leverage ratio
4.5
4.6
TLAC Ratio
31.1
31.8
TLAC Leverage Ratio
8.6
8.9

TD BANK GROUP • FIRST QUARTER 2026 • REPORT TO SHAREHOLDERS Page 74
SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on February

26, 2026. The call will be audio webcast

live through TD’s website at
9:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the first quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on February 26,

2026, in advance of the call.

A listen-only telephone line

is available at 416-855-9085 or 1-800-990-2777

(toll free), passcode
24789#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

until 11:59 p.m. ET on
March 13, 2026, by calling 289-819-1325 or 1-888-660-6264

(toll free). The passcode is 24789#.
Annual Meeting
Thursday, April 16, 2026
Toronto, Ontario